FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

BANCO ITAU HOLDING FINANCEIRA S.A.
(Itau Bank Financial Holding S.A.) (Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F. Form 20-F |X| Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this
Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934. Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAU HOLDING FINANCEIRA S.A.
(Registrant)

Date: May 7th, 2004 By: /s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

By: /s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Accounting Officer

Banco Itaú Holding Financeira S.A.

Management Discussion and Analysis
Complete Financial Statements
March 2004

Contents

Executive Summary	03

Analysis of the Consolidated Performance	10

Analysis of the Net Interest Margin	11

Results from Doubtful Debts	12

Banking Service Fees	14

Administrative Expenses	15

Other Operating Income/Expenses	17

Analysis of the Consolidated Balance Sheet	18

Credit Operations	19

Balance Sheet by Currency	21

Analysis of the Pro Forma Results	22

Banco Itaú Segments	27

Banking	28

Credit Cards	29

Insurance, Capitalization and Pension Plans	30

Investment Funds and Managed Portfolio	33

Banco Itaú BBA	34

Activities Abroad	36

Ownership Structure	38

Risk Management	40

Performance in the Stock Market	42

Independent Auditors’ Report	43

Financial Statements	44

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary

Highlights
	R$ Million (except where indicated)

Statements of Income	1st Q./04	4th Q./03	1st Q./03

Recurring Net Income	871	856	1,246
Extraordinary Net Income	5	(2)	(532)
Net Income	876	854	714
Net Interest Income	2,426	2,754	2,965
Net Income from Financial Operations	2,224	2,313	2,602
Bank Service Fees	1,405	1,343	1,212

Income per Shares (R$)
Consolidated Net Income (per thousand shares)	7.68	7.49	6.26
Number of Outstanding Shares (in million)	114,087	113,944	114,110
Book Value (per thousand shares)	109.38	104.25	87.49
Dividends / JCP (1) (R$ Million)	239	427	302
Dividends / JCP (1) per thousand shares	2.09	3.75	2.65
Market Capitalization (R$ Million - period end)	31,227	30,453	19,998
Market Capitalization (US$ Million - period end)	10,736	10,540	5,964

Performance Ratio (%)
Recurring ROE Annualized	31.0%	32.1%	60.1%
ROE Annualized	31.2%	32.0%	31.8%
ROA Annualized	2.8%	2.9%	2.5%
Solvency Ratio (BIS Ratio)	19.8%	19.8%	19.7%
Efficiency Ratio	48.8%	49.5%	40.8%

Consolidated Balance Sheet	Mar 31, 04	Dec 31, 03	Mar 31, 03

Total Assets	126,979	118,738	113,098
Credit Operations	38,871	38,659	39,718
Sureties,Endorsements and Guarantees	5,885	5,923	6,672
Securities + Interbank Accounts	37,505	40,082	31,542
Total Deposits	34,606	36,698	37,991
Stockholder’s Equity of Itaú Consolidated	12,478	11,879	9,983

Relevant Data
Assets Under Management	86,419	80,097	62,852
Employees	42,058	42,450	42,776
Active Customers (Million)	9.1	9.2	9.2
Branches (units)	2,324	2,321	2,320
CSBs (units)	822	851	872
Automated Teller Machines (units)	20,133	20,021	18,071

(1)	JCP (Interests on Own Capital)

We point out that the pro forma data referring to previous periods shown in this report have been reclassified, due to the adoption of the criterion of allocated capital.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

3 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

First Quarter of 2004

Net Income and Return on Equity

The consolidated net income of Banco Itaú Holding amounted to R$ 876 million in the first quarter of 2004, equivalent to growth of 2.6% over the last quarter of 2003. In the course of the quarter, the positions taken up by Itaú contributed towards achieving a sustainable result, with little influence from non-recurring elements. Consolidated net worth reached R$ 12,478 million at March 31, 2004, growing R$ 599 million over the balance of the previous quarter. The annualized return on equity (ROE) was 31.2%. The solvency ratio of Banco Itaú Holding reached 19.8% (14.0% with Tier 1), which represents a high degree of capitalization, compared with the regulatory minimum.

Net Interest Income

Anticipating the fall in interest rates and a consequent reduction in the financial margin, Banco Itaú Holding’s management has been adopting strategies that bring about the generation of consistent and sustainable results. In this regard, the commercial actions carried out by the Bank have been intensified, aiming at the promotion of credit products focused on micro, small, and medium businesses and automobile finance transactions. However, the effects of adopting this strategy have not yet been sufficient to overcome the fall in interest rates. Accordingly, Banco Itaú Holding’s financial margin in the first quarter of 2004 showed a decrease of R$ 327 million, fundamentally associated with the fall in interest rates and lower treasury gains.

Bank Service Fees

Service Fee Income totaled R$ 1,405 million in the first quarter of 2004, which represents growth of R$ 62 million over the previous quarter. The main reason for this variation was the seasonal effect of the receipt of taxes, such as IPVA, IPTU and DPVAT, which contributed to an increase of R$ 25 million in service fee income from tax collection; this was followed by the increase in the volume of automobile financing, overdrawn current accounts, and purchases in installments, which increased the income from credit operations in the quarter by R$ 19 million.

Efficiency Ratio (*)

(*)	The Efficiency Ratio calculation is presented on page 16.

Over the last few years, Banco Itaú Holding has been maintaining intense efforts for the objective of reducing its administrative expenses (personnel expenses and other administrative expenses). In the first quarter of 2004, administrative expenses returned to a downward trend in relation to the previous quarter, with a reduction of R$ 98 million. Accordingly, the efficiency ratio was 48.8% in the first quarter of 2004, remaining consistently below 50%. New ventures aimed at the reduction of costs are currently being stimulated and adopted by the institution, through an internal campaign called “How much does it cost?” This venture does not involve reducing personnel costs and institutes a system of awarding prizes to staff for the best suggestions for reducing costs and for complying with the targets set.

4 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

First Quarter of 2004

Credit Operations (1)

(1)	Endorsements and Sureties included

The balance of credit operations, including sureties and letters of guarantee, remained practically unchanged in the first quarter of 2004, amounting to R$ 44,756 million. There was, however, a significant alteration in the mix of credit products, with commercial emphasis given to those products that make it possible to get larger spreads. Accordingly, credit transactions involving micro, small, and medium businesses in the quarter showed an increase of 11.7%, expanding by R$ 825 million. Likewise, automobile financing showed growth of R$ 256 million in the total balance of the portfolio, which corresponds to an increase of 5.8% in the quarter. On the other hand, there was a reduction in the demand for credit on the part of the larger companies, with a decrease of R$ 587 million in the total balance of the portfolio, as well as a decrease of R$ 212 million in the balance of credit cards, since, in seasonal terms, the use of the credit card is higher in the holiday period at the end of the year. In the course of the quarter, the policies for reducing the concentration of risk were maintained, with an expansion of dispersed credits.

NPL Ratio(2) - Individuals x Businesses (%)

(2)	Nonperforming Loans: Loans oversue for more than 60 days.

The level of nonperforming loans, the result of dividing the balance of loans that have ceased to generate income because of delays in payment, by the total balance of the credit portfolio, kept up its positive trend, reaching 4.0%, compared to 4.1% in the previous quarter. This improvement was already expected by the Bank’s management and arises essentially from the effort to settle overdue installments, seeking to restore their capacity for credit, and from credit management that aims to disperse risk.

Technical Reserves of Insurance, Capitalization and Pension Plans

The Technical Provisions for Insurance, Capitalization, and Pension Funds showed growth of 8.2% in the first quarter of 2004, with special mention of the VGBL products, which together with the other pension productsgrew 12.1% in the same period, reaching R$ 6.1 billion in technical provisions. In the period of one year, the total technical provisions showed noteworthy growth of 73.0%.

Unrealized Result

On March 31, 2004, unrealized results came to R$ 2,915 million, without counting the excess balance of the allowance for possible loan losses of R$ 1,000 million, representing growth of 8.9% over the previous quarter, using the same concept. This result derives basically from the effect of marking securities to market and from Banco Itaú Holding’s investment in Banco BPI S.A. In the course of time, this balance will gradually migrate to profit and loss, as the financial instruments that originated them are realized.

5 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Consolidated Balance Sheet
				R$ Million

				Variation

ASSETS	Mar 31, 04	Dec 31, 03	Mar 31, 03	mar.04- dec.03	mar.04- mar.03

Current and Long Term Assets	123,746	115,529	109,683	8,217	14,063
Cash And Cash Equivalents	1,961	2,157	1,730	(196)	231
Short-term Interbank Deposits	25,097	20,780	15,131	4,317	9,966
Securities and Derivative Financial Instruments	28,801	29,420	25,992	(618)	2,809
Interbank and Interbranch Accounts	9,362	8,466	10,716	896	(1,353)
Loans, Leasing Operations and Other Credits	38,871	38,659	39,718	212	(847)
(Allowance for Loan Losses)	(3,103)	(3,163)	(3,128)	60	25
Other Assets	22,758	19,210	19,525	3,547	3,233
Foreign Exchange Portfolio	10,788	7,526	8,007	3,262	2,781
Others	11,970	11,685	11,518	285	452

Permanent Assets	3,233	3,209	3,414	24	(181)
Investments	962	924	913	38	49
Fixed Assets	2,029	2,009	2,215	20	(186)
Deferred Changes	242	276	286	(34)	(44)

TOTAL ASSETS	126,979	118,738	113,098	8,241	13,882

				R$ Million

			Variation

LIABILITIES	Mar 31, 04	Dec 31, 03	Mar 31, 03	mar.04- dec.03	mar.04- mar.03

Current and Long Term Liabilities	113,280	105,658	101,989	7,622	11,292
Deposits	34,606	36,698	37,991	(2,092)	(3,385)
Demand Deposits	8,798	9,672	7,561	(875)	1,237
Saving Account	17,530	17,667	17,358	(137)	172
Interbank Deposits	451	1,208	1,042	(758)	(592)
Time Deposits	7,828	8,150	12,030	(322)	(4,202)
Deposits Received under Securities Repurchase Agreements	21,396	16,932	11,417	4,463	9,978
Funds from Acceptances and Issue of Securities	3,492	3,759	5,256	(267)	(1,764)
Interbank and Interbranch Accounts	1,819	778	2,429	1,041	(610)
Borrowings and Onlendings	13,525	12,968	13,932	557	(406)
Derivative Financial Instruments	858	755	1,277	103	(419)
Technical Provisions for Insurance, Pension Plans and Cap	8,320	7,689	4,804	631	3,516
Other Liabilities	29,265	26,080	24,882	3,184	4,383
Foreign Exchange Portfolio	10,873	7,785	8,094	3,088	2,779
Subordinated Debt	4,855	4,814	4,966	41	(111)
Others	13,537	13,481	11,822	55	1,715
Deferred Income	122	110	95	11	27
Minority interest in subsidiaries	1,099	1,090	1,031	9	68
Stockholder’s Equity	12,478	11,879	9,983	599	2,495

TOTAL LIABILITIES	126,979	118,738	113,098	8,241	13,882
Deposits	34,606	36,698	37,991	(2,092)	(3,385)
Assets under Management	86,419	80,097	62,852	6,321	23,567
Total Deposits + Assets Under Management	121,024	116,795	100,843	4,229	20,181

6 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Consolidated Statement of Income
R$ Million

			Variation

	1st Q.04	4th Q.03	1st Q.03	1st Q.04- 4th Q./03	1st Q./04- 1st Q.03

Income from Financial Operations	4,499	4,899	3,918	(400)	582
Loans and leasing operations	2,393	2,351	1,719	42	673
Securities	1,598	2,105	1,534	(507)	64
Financial Income of Insurance, Capitalization and Pension Plans	265	323	287	(58)	(21)
Trade Finance and Foreign Exchange Portfolio	84	(66)	126	149	(43)
Compulsory Deposits	160	186	251	(27)	(91)

Expenses from Financial Operations	(2,073)	(2,145)	(953)	72	(1,120)
Deposits, Money Market and Interbank Funds	(1,526)	(1,744)	(1,212)	218	(314)
Financial Expense of Insurance, Capitalization and Pension Plans	(196)	(184)	(176)	(12)	(19)
Borrowings, Assignments and On-lending	(352)	(217)	435	(135)	(787)

Net Interest Income	2,426	2,754	2,965	(327)	(538)

Result for Loan Losses	(202)	(441)	(363)	239	161
Provision for Loan and Lease Losses	(363)	(615)	(449)	252	86
Credits Recoveries and Renegociated	161	175	86	(13)	75

Net Income from Financial Operations	2,224	2,313	2,602	(88)	(378)

Other Operation Income (Expenses)	(799)	(1,075)	(682)	277	(116)
Banking Service Fees	1,405	1,343	1,212	62	193
Partial Result of Insurance, Capitalization and Pension Plans	196	210	174	(14)	22
Administrative Expenses	(2,009)	(2,107)	(1,797)	98	(212)
Tax Expenses	(346)	(352)	(257)	6	(89)
Equity in Income (Losses) of Unconsolidated Investments	30	58	19	(28)	12
Other Operating Income / Other Operating Expenses	(75)	(228)	(32)	154	(43)

Operating Income	1,426	1,238	1,920	188	(494)

Non-operating Income	(23)	(61)	(38)	38	15

Income before Income Tax and Social Contribution	1,403	1,177	1,882	226	(479)

Income Tax and Social Contribution	(427)	(200)	(560)	(227)	133
Extraordinary Results	5	(2)	(532)	6	536
Profit Sharing	(97)	(54)	(78)	(43)	(19)
Minority Interests	(7)	(66)	2	59	(10)

Net Income	876	854	714	22	162

Number of shares outstanding In Thousand	114,086,910	113,943,830	114,110,110	143,080	(23,200)
Book value per thousand shares - R$	109.38	104.25	87.49	5.12	21.89
Net income per thousand shares - R$	7.68	7.49	6.26	0.19	1.42

7 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
First Quarter of 2004
Income by Segments

1st Quarter of 2004	4th Quarter of 2003

Banco Itaú - Banking

Banco Itaú’s Banking segment showed a reduction of 9.7% in the financial margin, compared with the previous quarter. The positive result obtained from the alteration in the mix of credit products, with funds directed to credits intended for micro, small, and medium businesses, has not yet been sufficient to offset the fall in interest rates and the lower gains from treasury, resulting in an unfavorable impact on the quarter’s financial margin.

Credit Cards

The credit card segment has shown a seasonal reduction in the level of operational activity, since, traditionally, the fourth quarter is characterized by superior performance, because of the end of year festivities. Coupled with this, the reduction in interest rates has contributed towards a lower financial margin in the card operations in the first quarter.

Insurance, Capitalization, and Pension Funds

The insurance, capitalization, and pension funds segment continues to make a significant contribution to the results of Banco Itaú Holding, having shown growth of 22.2% in its net income in the first quarter of 2004, as a result of the 8.9% growth in earned premiums and of the reduction in administrative expenses, marketing campaigns at the end of the year and the seasonal nature of pension products. In spite of the reduction in the claim level in the automobile line, retained claims showed an increase, reflecting a higher claim level in the life insurance line. The financial result declined as a result of the decrease in interest rates.

Funds Management and Managed Portfolios

The income from investment funds management, net of transfers to the Banking segment, totaled R$ 176 million in the first quarter of 2004, which represents a reduction of R$ 5 million in comparison with the previous quarter. The main factor for this variation was the decrease in the Selic interest rate in the quarter, which resulted in a reduction in income from performance fees.

Banco Itaú BBA

The net income of Banco Itaú BBA amounted to R$ 215 million in the first quarter of 2004, reflecting an increase of 348% over the previous quarter. In the course of the last few years, companies from the electricity generation and distribution sector have been facing difficulties in adapting to an unfavorable economic scenario, resulting in the alteration of the risk rating associated with their credits. However, after a period of negotiations, these credits have returned to their normal course, making it possible to reverse the provisions and having a positive effect on the quarter’s results.

Corporation

The results of the Corporation derive fundamentally from the excess of the institution’s capital.

8 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

First Quarter of 2004

We set out below the main variations that occurred in the statements of income of the segments, when comparing the results of the first quarter of 2004 with those of the fourth quarter of 2003. We point out that the information shown is based on the pro forma financial statements of Banco Itaú and Banco Itaú BBA, using internal information in such a way as to reflect the managerial performance of the business units.

PRO FORMA STATEMENT OF INCOME PER SEGMENT
R$ Million

Banco Itaú Pro Forma	1st Q./04	4th Q./03	Variation

Banking
Net Interest Income	1,584	1,754	(170)
Result from Loan Losses	(318)	(217)	(100)
Banking Service Fees	911	836	75
Administrative Expenses	(1,435)	(1,489)	54
Income Tax and Social Contribution	(120)	(57)	(63)
Other	(307)	(454)	147
Net Income	316	373	(57)

Credit Cards
Net Interest Income	298	334	(36)
Result from Loan Losses	(34)	(52)	17
Banking Service Fees	246	253	(7)
Administrative Expenses	(269)	(279)	11
Income Tax and Social Contribution	(66)	(69)	4
Other	(50)	(56)	7
Net Income	126	130	(5)

Insurance, Capitalization and Pension Plans
Earned Premiums	466	428	38
Result of Capitalization and Pension Plans	60	58	2
Retained Claims	(274)	(242)	(32)
Selling Expenses	(96)	(93)	(3)
Administrative Expenses	(165)	(201)	36
Financial Income	165	176	(11)
Income Tax and Social Contribution	(64)	(56)	(8)
Other	33	33	0
Net Income	124	102	23

Portfolio Management and Mutual Funds
Banking Service Fees	176	181	(5)
Administrative Expenses	(92)	(85)	(7)
Income Tax and Social Contribution	(23)	(26)	3
Other	(26)	(24)	(2)
Net Income	35	46	(11)
Net Income of Banco Itaú	601	651	(50)

Banco Itaú BBA Pro Forma

Net Interest Income	256	340	(84)
Result from Loan Losses	150	(172)	322
Banking Service Fees	49	54	(5)
Administrative Expenses	(79)	(92)	13
Income Tax and Social Contribution	(88)	(15)	(73)
Other	(72)	(67)	(6)
Net Income of Banco Itaú BBA	215	48	167

Corporation

Net Interest Income	124	150	(26)
Banking Service Fees	--	(0)	0
Administrative Expenses	(2)	0	(2)
Income Tax and Social Contribution	(67)	23	(90)
Extraordinary Result	5	(2)	6
Other	1	(16)	17
Net Income of Corporation	60	155	(95)

NET INCOME of BANCO ITAÚ HOLDING CONSOLIDATED	876	854	22

9 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Analysis of the Consolidated Performance

First Quarter of 2004

The consolidated net income of Banco Itaú Holding for the first quarter of 2004 totaled R$ 876 million, a 2.6% increase from the fourth quarter of 2003. Over the course of its existence, Banco Itaú has developed the ability to generate robust profits on a recurring basis, owing to a strategy designed to diversify and balance the positions taken in the different segments. The results for this quarter demonstrate Itaú’s consistent ability to obtain economic benefits under the most diverse scenarios, underlining in particular the recurring components of the institution’s operations.

At March 31, 2004, the Bank’s consolidated stockholders’ equity reached R$ 12,478 million, up 5.0% from the prior quarter. Return on Equity stood at 31.2% per year, representing the seventh consecutive quarter with an annualized return above 30%.

The total assets of Banco Itaú Holding amounted to R$ 126,979 million at the end of the first quarter, increasing by R$ 8,241 million compared to December 2003. Considering that total assets increased by 6.9%, the return on assets (ROA) was 2.8% for the year, a 0.1 percentage point decrease when compared to last December.

Financial Margin

The current economic environment points to further interest rate cuts, entailing a reduction in financial margins.

In anticipation of this trend, Banco Itaú Holding management has adopted strategies designed to generate consistent, sustainable results. In this connection, the Bank has increased its commercial actions to promote those credit products targeted at very small, small and medium-sized companies. As a result, the balance of the portfolio of these customers increased by R$ 825 million in the quarter, an 11.7% increase compared to the previous quarter. Vehicle financing transactions likewise grew by R$256 million, corresponding to a 5.8% increase during the quarter. The effects of this strategy, however, have not yet been sufficient to counteract the decline in interest rates.

Accordingly, in the first quarter of 2004, the financial margin of Banco Itaú Holding decreased by R$ 327 million to reach R$ 2,426 million. Such reduction is chiefly attributable to the drop in interest rates, in addition to lower treasury gains during the quarter.

As a result of the factors described above, the annualized financial margin rate reached 12.7% at the beginning of 2004, compared to 14.7% in the previous quarter.

Macroeconomics Ratio

	1st Q./04	4th Q./03	1st Q./03

CDI	3.7%	4.3%	5.7%
Exchange Rate	0.7%	-1.2%	-5.1%
Exchange Rate (Quotation in R$)	2.9086	2.8892	3.3531
IGPM	2.7%	1.5%	6.3%
Savings (TR + 6% p.a.)	1.9%	2.2%	2.8%

Net Interest Margin Analysis
R$ Million

	1st Q./04	4th Q./03	1st Q./03

A) Net Interest Margin	2,426	2,754	2,965
Average Balance from Operations (*)
Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	34,138	34,598	30,189
Average Interbank and Interbranch Accounts	8,914	8,679	10,488
Average Net Foreign Exchange Portfolio	(173)	(281)	(183)
Average Net Loans	37,195	36,126	37,441
B) Average Earning Assets	80,075	79,121	77,935
Annual Average Ratio of Net Interest Margin = A/B	12.7%	14.7%	16.1%

(*)	The average balance for the quarter is equal to the arithmetical average of the balances on the last days of the current and previous quarters.

11 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Result from Possible Loan Losses

The expense for the allowance for possible loan losses amounted to R$ 363 million in the first quarter of 2004, which is equivalent to a reduction of R$ 252 million from the previous period.

In the first three months of the year, the expenses associated with private individual customers remained practically unchanged, with a reduction of only R$ 2 million from the previous period.

With regard to corporate customers, the expense for the allowance for possible loan losses was affected by the reversal of general provisions set up previously and by a reduction in specific provisions.

During the last few years, companies in the electricity generation and distribution sector have faced difficulties in adapting to an unfavorable economic scenario, resulting in an alteration in the risk rating associated with these operations. After a period of ample negotiations, though, the operations have returned to their normal course, making it possible to reverse the provisions. Accordingly, in the first three months of 2004, R$ 149 million in general provisions were reversed, basically referring to the electricity generation and distribution sector.

Analysis of Expenses with the Provision for Loan and Lease Losses
R$ Million

	1st Q./04			4th Q./03

	Individuals	Businesses	Total	Individuals	Businesses	Total

(Increase)/Generic Reversal	7	149	156	26	9	35
(Increase)/Specific Reversal	(351)	(74)	(425)	(372)	(285)	(657)

Subtotal (Increase)/Reversal	(344)	75	(269)	(346)	(276)	(622)

Exceeding Provision			(94)			7

Expenses for Provision for Loan Losses			(363)			(615)

Credits Recoveries and Renegotiated			161			175

Result from Loan Losses			(202)			(441)

Similarly, expenses for specific provisions for corporate customers showed a reduction of R$ 211 million in comparision with the previous quarter, amounting to R$ 74 million in the first three months of 2004. In the former period, provisions were set up for loans to companies in the food and beverages sector, as well as the electricity generation and distribution sector, which was not repeated at the beginning of 2004.

Finally, considering the favorable period with regard to the evolution of credit risk, Banco Itaú Holding decided to expand by R$ 94 million the balance of the allowance for possible loan losses in excess of the minimum required by the banking authorities, which aims at absorbing any increases in nonperformance caused by reversals in the economic cycle.

The recovery of credits written off against the allowance for possible loan losses showed a reduction of R$ 13 million in comparison with the previous period, amounting to R$ 161 million in the quarter.

The balance of the allowance for possible loan losses fell R$ 60 million in the quarter, amounting to R$ 3,103 million on March 31, 2004. Of this total, R$ 1,000 million corresponds to the excess allowance for possible loan losses.

With regard to the total balance of the credit portfolio, without taking sureties and letters of guarantee in consideration, the total of provisions is equivalent to 8.0%, which represents a positive development, compared with the figure of 8.2% in the previous quarter. The favorable gap existing between the total balance of nonperforming credits (the total balance of the credits with at least one installment past due over more than 14 days) and the balance of the allowance for possible loan losses was R$ 457 million at the end of the period.

R$ Million

	Mar 31, 04	Dec 31, 03	Sep 30, 03	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02

Abnormal Portfolio	2,647	2,580	2,777	2,834	2,760	2,565	3,186	3,142
Total Allowance	(3,103)	(3,163)	(3,290)	(3,082)	(3,128)	(3,172)	(3,262)	(2,911)
Excess of Allowance	457	583	513	249	368	607	75	(230)

12 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Movements of Credit Portfolio
R$ Million

	1st Q./04			4th Q./03

	Individuals	Businesses	Total	Individuals	Businesses	Total

Balance Dec 31, 03	15,057	23,602	38,659	14,204	22,729	36,933
Balance of Acquired Institutions	3	--	3	--	--	--
New Contracts	4,315	14,657	18,972	4,040	11,623	15,663
Debt Renegotiation	224	52	276	232	42	274
Accrual/ Movements	(1,212)	(339)	(1,551)	(934)	(1,189)	(2,123)
Settlement	(3,054)	(14,008)	(17,062)	(2,077)	(9,268)	(11,345)
Write-off	(336)	(90)	(426)	(409)	(334)	(743)
Balance Mar 31, 04	14,997	23,874	38,871	15,057	23,602	38,659

Movements of Provision for Loan Losses
R$ Million

	1st Q./04				4th Q./03

	Individuals	Businesses	Exceeding Allowance	Total	Individuals	Businesses	Exceeding Allowance	Total

Balance Dec 31, 03	(1,358)	(899)	(906)	(3,163)	(1,372)	(1,005)	(913)	(3,290)
Balance of Acquired Institutions	(3)	--	--	(3)	--	--	--	--
New Contracts	(149)	(148)		(297)	(130)	(205		(335)
Debt Renegotiation	(110)	(21)		(131)	(111)	(17		(128)
Risk Level Transfer	(358)	78		(280)	(402)	(143		(545)
Accrual/ Movements	65	(42)		23	99	(124		(26)
Settlement	207	208		416	198	214		412
Exceeding Allowance			(94)	(94)			7	7
Total	(344)	75	(94)	(363)	(346)	(276)	7	(615)

Write-off	336	90		426	360	383		743
Balance Mar 31, 04	(1,370)	(734)	(1,000)	(3,103)	(1,358)	(899)	(906)	(3,163)

Risk Rate of the Credit Portfolio
R$ Million

		Mar 31, 04				Dec 31, 03

	Risk	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.

Individuals	AA - C	11,504	106	0.9%	5.0%	11,518	103	0.9%	4.6%
	D - H	3,493	1,264	36.2%	60.1%	3,539	1,256	35.5%	55.6%
Subtotal Ind.		14,997	1,370	9.1%	65.1%	15,057	1,358	9.0%	60.2%

Businesses	AA - C	22,771	144	0.6%	6.9%	22,207	131	0.6%	5.8%
	D - H	1,103	589	53.4%	28.0%	1,395	767	55.0%	34.0%
Subtotal Bus.		23,874	734	3.1%	34.9%	23,602	899	3.8%	39.8%

Total	AA - C	34,275	251	0.7%	11.9%	33,725	234	0.7%	10.4%
	D - H	4,596	1,853	40.3%	88.1%	4,934	2,023	41.0%	89.6%
Total		38,871	2,103	5.4%	100.0%	38,659	2,257	5.8%	100.0%
Additional Provision			1,000	2.6%			906	2.3%
GENERAL TOTAL		38,871	3,103	8.0%		38,659	3,163	8.2%

R$ Million

	Mar 31, 03

	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.

Individuals	10,964	120	1.1%	5.2%
	3,542	1,287	36.3%	56.3%
Subtotal Ind.	14,506	1,407	9.7%	61.6%

Businesses	23,715	209	0.9%	9.2%
	1,496	669	44.7%	29.3%
Subtotal Bus.	25,211	878	3.5%	38.4%

Total	34,679	329	0.9%	14.4%
	5,038	1,956	38.8%	85.6%
Total	39,718	2,285	5.8%	100.0%
Additional Provision		843	2.1%
GENERAL TOTAL	39,718	3,128	7.9%

Non Performing Loans
R$ Million

	Mar 31, 04	Dec 31, 03	Sep 30, 03	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02

Total Non Performing Loans (a)	1,538	1,600	1,740	1,785	1,652	1,603	1,892	1,779
Provision for Loan and Lease Losses	(3,103)	(3,163)	(3,290)	(3,082)	(3,128)	(3,172)	(3,262)	(2,911)
Credit Portfolio (b)	38,871	38,659	36,933	38,354	39,718	38,419	33,799	30,153

(a)	Loans overdue for more than 60 days and without generation of revenues on the accrual method.
(b)	Endorsements and Sureties not included.

13 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Banking Service Fees
R$ Million

			VARIATION

	1st Q./04	4th Q./03	1Q.04/4Q.03%

Mutual Fund Management Fees	328	335	(7)	-2.2%
Income from Administration of Consortium	17	18	(1)	-8.0%
Current Account Services	289	259	29	11.4%
Credit Operations	164	144	19	13.4%
Collection	92	88	4	4.1%
Interbank Fees (Bills, Checks and Documents)	57	59	(2)	-3.0%
Tax Collection	62	37	25	67.8%
Revenues from Custody, Portfolio Management and Brokerage	29	26	3	10.5%
Income from Inquiries of the Serasa Databases	32	33	(1)	-4.0%
Credit Cards	244	250	(7)	-2.6%
Income from Guarantees Provided	24	24	(0)	-1.6%
Other Services	68	68	0	0.4%
Total	1,405	1,343	62	4.6%

In the first quarter of 2004, Income from Banking Services Fees totaled R$ 1,405 million, which represents a growth of R$ 62 million over the previous quarter.

Compared with Administrative Expenses, Income from Banking Services Fees provided coverage of 70%, a significant increase over the 64% achieved in the fourth quarter of 2003. Taking only Personnel Expenses into consideration, the coverage amounts to 182%, compared to 162%. This improvement in the Bank’s performance is a result of both the 4.6% growth in Income from Banking Services Fees and the 4.7% reduction in Administrative Expenses in the quarter.

Income from Tax Collection Services was benefited by the seasonal effect of the receipt of taxes such as IPVA, IPTU and DPVAT at the beginning of the year. Another factor contributing to this increase was the receipt of R$ 39 million referring to INSS fees for 2002 and 2003.

Growth was not greater because of a provision for a loss of R$ 32 million, referring to overdue income from the receipt of state taxes.

Income from Credit Operations totaled R$ 164 million, showing an increase of R$ 19 million over the previous period. This variation is due mainly to the increase in the volume of vehicle finance transactions, overdrawn current accounts, and sales by installments.

Another contribution to the increase in Income from Banking Services Fees came from the R$ 29 million increase in Current Account Fees, related to the readjustment of fees at the end of 2003.

The analysis of segment results includes details of the performance of Credit Cards and Asset Management, which includes Funds Management Income.

Banking Service Fees Coverage Index over Administrative Expenses (*)

(*)	Calculated by dividing Banking Service Fees by Total Personnel and Administrative

Quantities (*): Current Accounts, Savings Accounts and Active Clients (**)

(*)	Includes Banco Itaú Buen Ayre
(**)	Conceptually, a client (represented by a CPF/CNPJ number) is considered active if there has been one or more transactions in the current account in the last six months or a positive average 3-month balance in cash deposits.

14 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Administrative Expenses
R$ Million

			VARIATION
	1st Q./04	4th Q./03	1Q.04/4Q.03%

Personnel Expenses	773	830	(56)	-6.8%

Remuneration	437	438	(1)	-0.3%
Social Charges	133	145	(11)	-7.7%
Social Benefits/ Training	124	143	(19)	-13.3%
Collective Labor Agreement Bonuses	--	(1)	1	-100.0%
Reorganization	79	104	(26)	-24.7%
Other Administrative Expenses	1,235	1,277	(42)	-3.3%

Data Processing and Telecommunication	270	294	(24)	-8.3%
Depreciation and Amortization	133	150	(17)	-11.4%
Premises	131	150	(19)	-12.7%
Third Party Services	191	215	(23)	-10.8%
Financial System Services	78	80	(2)	-2.8%
Marketing	56	89	(33)	-36.9%
Transportation	47	50	(3)	-5.4%
Civil and Tax Suit	138	52	86	163.3%
Materials	31	35	(3)	-9.5%
Security	31	32	(1)	-3.8%
Credit Cards	49	47	1	2.4%
Legal and Judicial Suit	17	8	9	123.1%
Other	62	74	(12)	-16.2%
Total	2,009	2,107	(98)	-4.7%

Personnel Expenses

In the first quarter of 2004, Personnel Expenses totaled R$ 773 million, compared to R$ 830 million in the previous period. The greater numbers of staff on vacation in the period led to a reduction in the expenses for salaries, overtime, and the respective social security charges, because of the use of previously established provisions. However, the higher expenses for bonuses meant that expenses for remuneration remained on the same level as in the previous quarter. Training expenses normally decrease in the first quarter of the year.

The R$ 26 million decrease in reorganization expenses also contributed towards the reduction in Personnel Expenses in the period.

Number of Employees (*)

(*)	Includes Itaú-BBA since Dec.02 and Banco Fiat since Mar.03.

Other Administrative Expenses

The strict budget control over administrative expenses, which is monitored by responsibility center, has proven to be an excellent tool for Banco Itaú Holding’s top management and has permitted the achievement of the targets to maintain them at the same nominal amounts.

The reduction of R$ 42 million in Other Administrative Expenses, in the first quarter of 2004, reflects, in great part, the actions taken during the period.

An example of this effect is the reduction of R$ 90 million involving the expenses with Data Processing and Telecommunication, Depreciation and Amortization, Premises, Third Party Services, Transportation, Materials and Security, when compared with the previous quarter.

Another contribution to the reduction in Administrative Expenses was the higher spending, in the previous quarter, on Advertising, Promotions, and Publications, resulting from the greater volume of campaigns, end-of-year events, and direct mailings to customers, amongst others.

There was a revaluation of Civil Lawsuits and it was decided to constitute a provision of R$ 80 million in the quarter.

15 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Efficiency Ratio (1)

The efficiency ratio achieved 48.8%, a 0.7 percentage point drop from the previous quarter, maintained consistently below 50%.

At the end of the first quarter, a major internal campaign called, “How much does it cost?” was initiated. The objective is to reduce expenses through conscientious and rational use of available resources. The campaign calls for the participation of employees through suggestions, including prizes for the best implemented ideas. The efforts of our teams will be rewarded through payments of Profit Sharing to all employees at the end of the campaign.

This payment will be progressive, based on the amount of the reduction of expenses in comparison to 2003.

Network Evolution (*)

(*)	Includes Banco Itaú Buen Ayre since 2001and Itaú-BBA since Dec.02.

The customer service locations totaled 23,279 in March 2004. The growth in comparison to the previous quarter is due to Banco Itaú Holding’s focus on expanding its network of automatic teller machines by 112 during the quarter.

We also highlight the conversion of 108 customer service locations of Bemge, Banestado and BEG to the Itaú brand during the quarter. This fact will bring savings from greater integration of information processing.

Volume of Self-Service Transactions (*)
(Quantity in million)

	ATM					Home & Office Banking
Period	Usual Transaction	Warning	Automated Programmed Debit	Itaufone	Bankfone	Direct Connection	Internet	Itaufax	Point of Sale/ Redeshop	Total

1998	559	—	138	119	41	68	8	15	23	971
1999	702	—	177	138	41	87	24	17	38	1,224
2000	718	—	203	138	41	87	66	16	53	1,322
2001	790	—	244	129	42	67	155	15	74	1,516
1st Q./01	194	—	57	35	10	19	28	4	17	364
2nd Q./01	191	—	60	32	10	17	34	4	17	365
3rd Q./01	193	—	62	30	11	16	43	4	18	377
4th Q./01	212	—	65	32	11	15	50	3	22	410

2002

	946	192	284	135	40	38	306	11	89	2,043
1st Q./02	224	27	69	33	10	13	59	3	19	457
2nd Q./02	225	46	70	38	10	11	71	3	20	494
3rd Q./02	243	48	72	31	10	9	84	3	23	524
4th Q./02	254	71	73	33	10	6	92	2	27	569
2003	1,033	586	302	145	41	14	427	10	121	2,677
1st Q./03	260	67	75	37	10	5	95	2	26	576
2nd Q./03	248	117	76	36	10	5	99	2	28	621
3rd Q./03	254	151	75	36	11	3	111	2	30	675
4th Q./03	271	251	76	36	10	1	121	2	36	805

2004	263	237	77	33	9	0	127	2	34	783
1st Q./04	263	237	77	33	9	0	127	2	34	783

(*)	Only Itaú until 1998. Bemge and Banerj after 1999, Banestado after 2001 and Beg in 2002.

(1)	Efficiency Ratio =	(Personnel Expenses + Other Administrative Expenses)
(Net Interest Income + Credits Recoveries and Renegotiated + Banking Service Fees + Partial Result of Insurance,
Capitalization and Pension Plans + Other Operating Income - Other Operating Expenses)

16 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Tax Expenses

In the first quarter of 2004, tax expenses decreased by R$ 6 million compared to the previous quarter. PIS and COFINS expenses decreased by 4.3% when compared to the prior period, since during the fourth quarter of 2003 such expenses were higher on account of Interest on Capital received. Municipal tax expenses, on the other hand, were 16.8% above the previous quarter, reflecting the expansion in the ISS tax base pursuant to Complementary Law 116/03.

Equity in the Earnings of Associated and Subsidiary Companies

This amounted to R$ 30 million in the quarter, representing a R$ 28 million reduction in comparison with the last quarter of 2003. Again, changes in this line arose from the effect of the appreciation of the real against the Euro on the Bank’s investment in Banco BPI S.A.
R$ Million

Equity in income of affiliates	1st Q./04	4th Q./03	Variation

Share of equity in affiliates – domestic	6	(1)	7
Equity in income of affiliates	6	(1)	7
Share of equity in affiliates – foreign	24	59	(35)
Foreing exchange variation on investments	(12)	42	(54)
Equity in income of affiliates	37	18	19

Total	30	58	(28)

Other Operating Income / (Expenses)

The net results from other operating income and expenses corresponded to a R$ 154 million improvement in the first quarter of 2004 compared to the fourth quarter of 2004. In essence, the first quarter of 2004 included lower expenses related to adjustments to record assets not in use at their market values, as well as other operating provisions.

Income Tax and Social Contribution

In the first quarter of 2004, income tax and social contribution on net income expenses amounted to R$ 427 million, a 113.0% increase from the previous period. This increase arises from the 19.2% rise in income before taxes, and the 41% reduction in interest on own capital deducted, since during the first three quarters of any given year, payments of interest on own capital represent advances on the annual amount which is determined in the last quarter. The amount in the fourth quarter, even after the advances are deducted, has been higher than the payments made in the previous quarters.

Extraordinary Result

Non-recurring income in the amount of R$ 5 million was reported in Extraordinary Items for the first quarter of 2004.

17 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Analysis of the Consolidated Balance Sheet

Credit Transactions

During the first quarter of 2004, Banco Itaú Holding implemented actions specifically targeted at the different customer segments, emphasizing very small, small and medium-sized companies, as well as actions targeted at individuals. The Bank’s intention was to disperse loan resources among a larger base of borrowers and reduce the share of the largest debtors in the total portfolio, while maintaining strict credit extension criteria, and directing resources to customers with better credit ratings.

The loan portfolio increased by 0.4% compared to December 2003, reaching R$ 44,756 million. The share of very small, small and medium-sized companies in the portfolio was 11.7% higher than in the previous quarter, in line with the Bank’s goal to increase its penetration in this segment. However, the credit demand by large companies declined, reducing the total balance of the corporate portfolio by R$ 587 million. It should be pointed out that large companies have alternative means to finance their operations, including access to the capital market by issuing their own instruments.

As a result of the conservative credit extension posture, as well as the focus on the best customers, the share of clients with “AA” to “C” risk ratings increased by 1.0 percentage point, reaching 88.2% of the total portfolio in the quarter.

In March 2004, the 100 largest borrowers as a percentage of the total portfolio was further reduced to 36.5%, compared to 37.7% in December 2003. The share of the largest borrower in the total portfolio decreased from 1.8% to 1.7% during the quarter.

The shares of non performing and performing loans in the total portfolio remained unaltered from December 2003. The ratio of overdue installments, defined as overdue payments as a percentage of the total portfolio, also remained stable during the period. In the quarter, overdue installments accounted for 2.6% of the total portfolio, compared to 2.5% in December 2003.

Credit Operations

(*)	In March 31, 2004.
(**)	In constant currency from December 31, 1995 to that date; in nominal amounts thereafter.
(1)	Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts.
(2)	Guarantees include collateral, surety and other guarantees.

19 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Credit Portfolio Development Consolidated by Client Type(*)
R$ Million

								Variation
		Mar 31, 04		Dec 31, 03		Mar 31, 03		Mar.04 - Dec.03		Mar.04 - Mar.03
		Balance	%	Balance	%	Balance	%	Balance	%	Balance	%

Corporate		21,771	48.6%	22,357	50.1%	24,442	52.7%	(587)	-2.6%	(2,671)	-10.9%
Subtotal		21,771	48.6%	22,357	50.1%	24,442	52.7%	(587)	-2.6%	(2,671)	-10.9%
Small and Medium-Sized Companies		7,900	17.7%	7,074	15.9%	7,312	15.8%	825	11.7%	587	8.0%
Credit Card		2,959	6.6%	3,171	7.1%	2,618	5.6%	(212)	-6.7%	341	13.0%
Personal Credits		5,465	12.2%	5,503	12.3%	5,336	11.5%	(38)	-0.7%	130	2.4%
Vehicles		4,665	10.4%	4,409	9.9%	4,415	9.5%	256	5.8%	250	5.7%
Subtotal		20,988	46.9%	20,157	45.2%	19,681	42.4%	832	4.1%	1,307	6.6%
Real State Financing	Ind.	1,919	4.3%	1,988	4.5%	2,154	4.6%	(69)	-3.5%	(234)	-10.9%
	Bus.	78	0.2%	78	0.2%	113	0.2%	(1)	-0.8%	(36)	-31.4%
Subtotal		1,997	4.5%	2,067	4.6%	2,267	4.9%	(70)	-3.4%	(270)	-11.9%
Total		44,756	100.0%	44,581	100.0%	46,390	100.0%	175	0.4%	(1,634)	-3.5%

(*)	Endorsements and sureties included.

Credit Portfolio Development Consolidated by Client Type(*)

(*)	Endorsements and sureties included.

Loans Portfolio by currency(*)
R$ Million

	Mar 31, 04		Dec 31, 03		Mar 31, 03		Variation (%)

	Balance	%	Balance	%	Balance	%	Mar04/Dec03	Mar04/Mar03

Indexed in Foreign Currency	6,305	14.1%	6,262	14.0%	6,751	14.6%	0.7%	-6.6%
In Foreign Currency	5,796	12.9%	5,973	13.4%	8,436	18.2%	-3.0%	-31.3%
Subtotal	12,100	27.0%	12,236	27.4%	15,187	32.7%	-1.1%	-20.3%
In Local Currency	32,656	73.0%	32,345	72.6%	31,203	67.3%	1.0%	4.7%
Total	44,756	100.0%	44,581	100.0%	46,390	100.0%	0.4%	-3.5%

(*)	Loans: Loans, Leasing, ACC and Other Credits.

20 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Balance by Currency (*)

The Balance Sheet by Currencies shows the balance sheet balances linked to Brazilian currency, and those linked to foreign currencies. At March 31, 2004, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was US$ 1,145 million on the liability side. It should be pointed out that the gap management policy adopted by the institution is carried out considering the tax effects on this position, and is in line with the strategy of low exposure to risk adopted by Banco Itaú Holding.

R$ Million

	Mar 31, 04					Dec 31, 03
ASSETS	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY

Cash and Cash Equivalents	1,961	1,357	1,147	210	607	250
Short-term Interbank Deposits	25,097	19,291	18,790	501	7,354	305
Securities	28,801	20,608	18,799	1,809	11,348	2,157
Loan and Leasing Operations	35,767	27,126	22,894	4,232	7,474	4,040
Other Assets	32,120	34,929	28,104	6,825	1,632	5,015
Foreign Exchange Portfolio	10,788	12,699	5,953	6,746	0	4,928
Others	21,333	22,230	22,151	79	1,632	87
Permanent Assets	3,233	9,467	2,400	7,067	837	6,571
Investments in	962	7,326	258	7,067	708	6,571
Fixed Assets	2,029	1,938	1,938	0	90	0
Deferred Expenses	242	203	203	0	39	0
TOTAL ASSETS	126,979	112,779	92,133	20,646	29,252	18,338
DERIVATIVES – CALL POSITIONS
Futures				4,898		5,779
Options				1,514		517
Swaps				7,633		7,547
Othres				274		152

TOTAL ASSETS AFTER ADJUSTMENTS (a)				34,965		32,332

	Mar 31, 04					Dec 31, 03
LIABILITIES	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY

Deposits	34,606	28,266	28,223	43	6,777	112
Demand Deposits	8,798	7,612	7,569	43	1,189	112
Savings Accounts	17,530	17,322	17,322	0	208	0
Interbank Deposits	451	99	99	0	487	0
Time Deposits	7,828	3,233	3,233	0	4,893	0
Deposits Received under Securities Repo Agreements	21,396	20,728	20,728	0	668	0
Funds from Acceptances and Issue of Securities	3,492	3,517	874	2,643	2,515	2,479
Borrowings and On-lending Borrowings	13,525	9,104	3,743	5,361	6,580	4,524
Derivative Financial Instruments	858	551	551	0	307	0
Other Liabilities	31,083	28,764	19,712	9,052	5,167	7,173
Foreign Exchange Portfolio	10,873	11,275	5,224	6,051	0	4,457
Others	20,210	17,489	14,488	3,001	5,167	2,717
Technical Provisions of Insurance, Pension Plans
and Capitalization - unrestricted	8,320	8,320	8,320	0	0	0
Deferred Income	122	102	102	0	20	0
Minority Interest in Subsidiaries	1,099	948	948	0	151	0
Stockholder’s Equity	12,478	12,478	12,478	0	7,067	0
Capital and Reserves	11,602	11,602	11,602	0	6,997	0
Net Income	876	876	876	0	70	0
TOTAL LIABILITIES	126,979	112,779	95,679	17,100	29,252	14,289
DERIVATIVES - PUT POSITIONS
Futures				9,888		10,098
Options				2,347		846
Swaps				7,443		7,500
Othres				795		298

TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				37,572		33,029

FOREIGN EXCHANGE POSITION (c = a - b)				(2,607)		(698)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS’ (d)				(723)		(712)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (c + d) R$				(3,330)		(1,409)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (c + d) US$				(1,145)		(488)

(*)	It does not exclude transactions between local and foreign business.

21 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements

Allocated Capital

Banco Itaú Holding Financeira stands out among its peers for its timely adoption of best practices relating to banking activity management, remaining always at the forefront of the developments in the economic control of financial institutions. Furthermore, Itaú is highly responsive to the disclosure needs and requirements of its shareholders, as well as of capital market analysts and agents. Accordingly, the balance sheets and income statements of Banco Itaú, Banco Itaú BBA and Corporate presented below have been adjusted to reflect the impacts of the allocation of regulatory capital on the balance sheet and results of each one of these segments. This presentation allows for the determination of the Return on Allocated Capital, by establishing a performance measure which is consistently adjusted, resulting in allocated capital which corresponds to 13.75% (11% pursuant to regulation, plus a 25% safety margin) of the risk-weighted assets.

The balance sheets and income statements were adjusted based on internal information, so as to reflect the managerial activities of the business units (pro forma). The results of excess capital and subordinated debt are included in the “Corporate” columns. Equity in the earnings of those companies not associated with any of the segments was allocated to Corporate. Similarly, excess profits were transferred to the Corporate column. Taxes on net income were calculated at the 34% rate (25% for Income Tax and 9% for Social Contribution on Net Income), while additions or deductions arising from temporary differences and other tax effects were also allocated to Corporate. The tax effects of the payment of Interest on Own Capital were appropriated to the segments, in proportion to the tier I allocated capital. The financial statements were adjusted to replace the net book value of stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to the allocated regulatory capital. Finally, the cost of subordinated debt and related remuneration at market prices was allocated to the segments on a pro rata basis, in accordance with the tier I allocated capital. A summary of the changes made to reflect the impacts of the allocation of regulatory capital is presented below.

Adjusts in Balance Sheets and Income Statements
Return on Equity | | V Net Income ---------------------> Equity	Adjusts in the financial statements to replace the net book value of Stockholders’ Equity and Subordinated Debt with funding at market prices.	The financial statements
were adjusted to include
allocated capital (Tier I
and II) corresponding to
13.75% of the risk-
weighted assets, as well
as its revenues (CDI)
and expenses (cost of
subordinated debt).	Return on Tier I Allocated Capital | | V Net Income -->--------------------------- Tier I Allocated Capital

23 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Balance Sheet

The following tables are based on the pro forma financial statements of Banco Itaú and Banco Itaú BBA, using internal information to reflect the managerial activities of the business units.

In December 31, 2003
R$ Million

ASSETS	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated

Current and Long-Term Assets	92,838	30,189	4,617	115,529

Cash and Cash Equivalents	1,951	204	–	2,157

Short-term Interbank Deposits	22,167	3,825	25	20,780

Securities	19,353	7,328	3,951	29,420

Interbank and Interbranch Accounts	8,292	174	–	8,466

Loan Operations	18,341	17,154	–	35,496
Loans	20,795	17,864	–	38,659
(Allowance for Loan Losses)	(2,454)	(709)	–	(3,163)

Other Assets	22,734	1,504	641	19,210

Permanent Assets	2,241	44	1,063	3,209

TOTAL ASSETS	95,079	30,233	5,680	118,738

				R$ Million

LIABILITIES	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated

Current and Long-Term Liabilities	88,500	27,299	2,113	105,658

Deposits	33,493	7,596	152	36,698

Deposits Received under Securities Repurchase Agreements	16,600	1,026	–	16,932

Funds from Acceptances and Issue of Securities	3,436	1,224	–	3,759

Interbank and Interbranch Accounts	568	210	–	778

Borrowings	4,181	8,787	–	12,968

Derivative Financial Instruments	392	612	–	755

Other Liabilities	22,140	7,844	1,961	26,080
Foreign Exchange Portfolio	6,905	1,171	–	7,785
Subordinated Debts	2,548	1,020	1,245	4,814
Others	12,687	5,653	716	13,481

Technical Provisions of Insurance, Pension Plans and Capitalization – unrestricted	7,689	–	–	7,689

Deferred Income	100	10	–	110

Minority Interest in Subsidiaries	–	–	1,090	1,090

Allocated Capital Level I	6,479	2,924	2,477	11,879

TOTAL LIABILITIES	95,079	30,233	5,680	118,738

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level. Pro Forma Financial Statements

24 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

In March 31, 2004
R$ Million

ASSETS	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated

Current and Long-Term Assets	99,669	31,071	3,658	123,746

Cash and Cash Equivalents	1,830	130	0	1,961

Short-term Interbank Deposits	27,629	4,931	9	25,097

Securities	19,368	7,041	3,593	28,801

Interbank and Interbranch Accounts	9,178	184	0	9,362

Loan Operations	18,979	16,788	–	35,767
Loans	21,509	17,361	–	38,871
(Allowance for Loan Losses)	(2,530)	(573)	–	(3,103)

Other Assets	22,685	1,996	56	22,758

Permanent Assets	2,212	59	962	3,233

TOTAL ASSETS	101,881	31,130	4,620	126,979

				R$ Million

LIABILITIES	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated

Current and Long-Term Liabilities	94,567	28,006	1,359	113,280

Deposits	30,808	9,702	67	34,606

Deposits Received under Securities Repurchase Agreements	21,475	1,430	–-	21,396

Funds from Acceptances and Issue of Securities	3,341	1,036	–	3,492

Interbank and Interbranch Accounts	1,584	265	–	1,819

Borrowings	3,280	10,215	–	13,525

Derivative Financial Instruments	628	537	–	858

Other Liabilities	25,131	4,820	1,292	29,265
Foreign Exchange Portfolio	9,944	1,177	–-	10,873
Subordinated Debts	2,791	1,006	1,057	4,855
Others	12,396	2,637	235	13,537

Technical Provisions of Insurance, Pension Plans and Capitalization – unrestricted	8,320	–	–	8,320

Deferred Income	101	21	–-	122

Minority Interest in Subsidiaries	–	–	1,099	1,099

Allocated Capital Level I	7,213	3,104	2,162	12,478

TOTAL LIABILITIES	101,881	31,130	4,620	126,979

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

25 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

The next table is based on the pro forma financial statements of Banco Itaú and Banco Itaú BBA.

Pro Forma Consolidated Statement of Income
R$ Milliion

4th Q./03	BANCO ITAÚ	BANCO ITAÚ BBA	CORPORATION	BANCO ITAÚ HOLDING CONSOLIDATED

NET INTEREST MARGIN	2,264	340	150	2,754

Result from Loan Losses	(269)	(172)	0	(441)
Provision for Loan and Lease Losses	(430)	(185)	0	(615)
Credits Recoveries and Renegotiated	162	13	0	175

NET INCOME FROM FINANCIAL OPERATIONS	1,995	168	150	2,313

OTHER OPERATING INCOME (EXPENSES)	(1,036)	(90)	51	(1,075)
Banking Service Fees	1,289	54	(0)	1,343
Partial Result of Insurance, Capitalization and Pension Plans	210	–	0	210
Administrative Expenses	(2,015)	(92)	0	(2,107)
Taxes Expenses	(325)	(19)	(7)	(352)
Equity in Income (Losses) of Unconsolidated Investments	–	–	58	58
Other Operating Income / Expenses	(195)	(33)	(0)	(228)

OPERATING INCOME	959	78	200	1,238
Non-Operating Income	(61)	1	(0)	(61)

INCOME BEFORE TAX	898	79	200	1,177
Income Tax and Social Contribution	(208)	(15)	23	(200)
Extraordinary Results	–	–	(2)	(2)
Profit Sharing	(39)	(15)	(1)	(54)
Minority Interests	–	–	(66)	(66)

NET INCOME	651	48	155	854

Allocated Capital Level I	6,479	2,924	2,477	11,879

Return Allocated Capital Level I	46.7%	6.7%	27.4%	32.0%

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

R$ Million

1st Q./04	BANCO ITAÚ	BANCO ITAÚ BBA	CORPORATION	BANCO ITAÚ HOLDING CONSOLIDATED

NET INTEREST MARGIN	2,047	256	124	2,426

Result from Loan Losses	(352)	150	–	(202)
Provision for Loan and Lease Losses	(504)	141	–	(363)
Credits Recoveries and Renegotiated	152	9	–	161

NET INCOME FROM FINANCIAL OPERATIONS	1,695	405	124	2,224

OTHER OPERATING INCOME (EXPENSES)	(713)	(91)	5	(799)
Banking Service Fees	1,356	49	–	1,405
Partial Result of Insurance, Capitalization and Pension Plans	196	–	–	196
Administrative Expenses	(1,928)	(79)	(2)	(2,009)
Taxes Expenses	(312)	(20)	(15)	(346)
Equity in Income (Losses) of Unconsolidated Investments	–	–	30	30
Other Operating Income / Expenses	(26)	(41)	(8)	(75)

OPERATING INCOME	982	315	129	1,426
Non-Operating Income	(23)	(0)	1	(23)

INCOME BEFORE TAX	958	315	130	1,403
Income Tax and Social Contribution	(272)	(88)	(67)	(427)
Extraordinary Results	–	–	5	5
Profit Sharing	(85)	(11)	(1)	(97)
Minority Interests	–	–	(7)	(7)

NET INCOME	601	215	60	876

Allocated Capital Level I	7,213	3,104	2,162	12,478

Return Allocated Capital Level I	37.7%	30.7%	11.6%	31.2%

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

26 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Results per Segment

The table below is based on the pro forma financial statements of Banco Itaú. and shows the contribution of the individual business lines of the conglomerate.
R$ Million

4th Q./03	BANKING	CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	BANCO ITAÚ

NET INTEREST MARGIN	1,754	334	176	–	2,264
Result from Loan Losses	(217)	(52)	–	–	(269)
Provision for Loan and Lease Losses	(352)	(78)	0	0	(430)
Credits Recovered and Renegotiated	135	27	0	0	162
NET INCOME FROM FINANCIAL OPERATIONS	1,537	283	176	–	1,995
OTHER OPERATING INCOME (EXPENSES)	(1,023)	(75)	(17)	79	(1,036)
Banking Service Fees	655	253	19	362	1,289
Transfer for Banking	181	0	0	(181)	0
Partial Result of Insurance, Capitalization and Pension Plans	30	0	180	0	210
Administrative Expenses	(1,489)	(279)	(161)	(85)	(2,015)
Taxes Expenses	(220)	(49)	(40)	(17)	(325)
Other Operating Income / Expenses	(181)	0	(15)	0	(195)
OPERATING INCOME	514	208	159	79	959
Non-Operating Income	(63)	(3)	5	0	(61)
INCOME BEFORE TAX	451	204	164	79	898
Income Tax and Social Contribution	(57)	(69)	(56)	(26)	(208)
Extraordinary Results	-	0	0	0	0
Profit Sharing	(20)	(4)	(7)	(7)	(39)
NET INCOME	373	130	102	46	651

R$ Million

1st Q./04	BANKING	CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	BANCO ITAÚ

NET INTEREST MARGIN	1,584	298	165	–	2,047

Result from Loan Losses	(318)	(34)	–	–	(352)
Provision for Loan and Lease Losses	(445)	(59)	–	–	(504)
Credits Recoveries and Renegotiated	127	25	–	–	152
NET INCOME FROM FINANCIAL OPERATIONS	1,266	264	165	–	1,695
OTHER OPERATING INCOME (EXPENSES)	(736)	(65)	21	66	(713)
Banking Service Fees	730	246	24	357	1,356
Transfer for Banking	181	–	–	(181)	–
Partial Result of Insurance, Capitalization and Pension Plans	24	–	172	–	196
Administrative Expenses	(1,435)	(269)	(132)	(92)	(1,928)
Taxes Expenses	(216)	(46)	(33)	(17)	(312)
Other Operating Income / Expenses	(21)	4	(9)	–	(26)
OPERATING INCOME	530	200	185	66	982
Non-Operating Income	(20)	(6)	3	–	(23)
INCOME BEFORE TAX	510	194	188	66	958
Income Tax and Social Contribution	(120)	(66)	(64)	(23)	(272)
Extraordinary Results	–	–	–	–	–
Profit Sharing	(75)	(2)	0	(9)	(85)
NET INCOME	316	126	124	35	601

27 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú - Banking

The following table is based on the pro forma financial statements of Banco Itaú.
R$ Million

Banco Itaú - Banking	1st Q./04	4th Q./03	Variation

NET INTEREST MARGIN	1,584	1,754	(170)

Result from Loan Losses	(318)	(217)	(100)
Provision for Loan and Lease Losses	(445)	(352)	(93)
Credits Recoveries and Renegotiated	127	135	(8)

NET INCOME FROM FINANCIAL OPERATIONS	1,266	1,537	(270)

OTHER OPERATING INCOME (EXPENSES)	(736)	(1,023)	287
Banking Service Fees	911	836	75
Partial Result of Insurance, Capitalization and Pension Plans	24	30	(6)
Administrative Expenses	(1,435)	(1,489)	54
Taxes Expenses	(216)	(220)	4
Equity in Income (Losses) of Unconsolidated Investments	(0)	-	(0)
Other Operating Income / Expenses	(21)	(181)	160

OPERATING INCOME	530	514	17
Non-Operating Income	(20)	(63)	43

INCOME BEFORE TAX	510	451	59
Income Tax and Social Contribution	(120)	(57)	(63)
Extraordinary Results	-	-	-
Profit Sharing	(75)	(20)	(54)
Minority Interests	-	-	-

NET INCOME	316	373	(57)

Net income from the Banking segment of Banco Itaú for the first quarter of 2004 reached R$ 316 million, a R$ 57 million decrease compared to the previous quarter.

The financial margin of the Banking segment totaled R$ 1,584 million in the first quarter, corresponding to a decrease by R$ 170 million from the last quarter of 2003.

During the first quarter of 2004, revenue from treasury transactions and gap management was down compared to the previous quarter, reaching R$ 128 million (R$ 83 million net of tax effects).

Additionally, the decline in local interest rates adversely impacted the financial margin.

Banco Itaú Holding management, however, has adopted strategies designed to promote those credit products allowing for the highest spreads, in particular the ones targeted at very small, small and medium-sized companies, as well as vehicle financing.

To this moment, the effects of this strategy have not been sufficient to counteract the reductions in the basic interest rate.

The R$ 93 million increase in the allowance for loan losses was due to the decision to expand by R$ 94 million the balance of the allowance above the minimum required by the banking system regulators, in order to absorb potential defaults arising from economic cycle reversals, taking advantage of a favorable period in terms of the evolution of the credit risk.

28 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Credit Cards
R$ Million

	1st Q./04	4th Q./03	Variation

Net Interest Income	298	334	(36)

Result from Loan Losses	(34)	(52)	17
Provision for Loan and Lease Losses	(59)	(78)	19
Credits Recoveries and Renegotiated	25	27	(2)

Net Income from Financial Operations	264	283	(19)

Other Operating Income / Expenses	(65)	(75)	11
Banking Service Fees	246	253	(7)
Annual Fees	85	82	3
Other Services	161	171	(10)
Administrative Expenses	(269)	(279)	11
Tax Expenses	(46)	(49)	3
Other Operating Income / Expenses	4	0	4

Operating Income	200	208	(8)

Non-Operating Income	(6)	(3)	(3)

Income Before Tax	194	204	(10)

Income Tax and Social Contribution	(66)	(69)	4
Profit Sharing	(2)	(4)	2

Net Income	126	130	(5)

The net income from credit card operations reached R$ 126 million in the first quarter of 2004, a 3.5% reduction compared with the previous quarter.

The change in the financial margin arose from lower volume, typical for the first quarter, and from lower interest rates. The allowance for possible loan losses was impacted in the previous quarter by a greater expense from setting up general provisions, because of the greater volume of sales, due to their seasonal nature, something that was not repeated in the first quarter of 2004.

The card base itself went up from 5,780 thousand in December 2003 to 5,951 thousand in March 2004, which represents growth of 3.0% in the first quarter of 2004.

The volume of transactions in the same period totaled R$ 2.7 billion, a decrease of 11.1% over the previous quarter, which historically has shown greater volume, and a market share of 12.1%.

In March 2004, Itaucard had a level of active accounts (accounts that are billed) of 81.8%, of which 82.6% carried out transactions in the last month, with an average movement in the quarter of R$ 931.90 per account.

In the first quarter of 2004, compared with the previous quarter, as there is no repetition of the large volume of transactions that occurs at the end of the year, service income was lower, notably from data processing, and there were lower administrative and tax expenses, particularly with postage, telephones, third party services, and PIS/COFINS.

In the credit card business, Banco Itaú Holding holds a 33.3% participating interest in Credicard, the leading company in the credit card management sector, with a base of 7.4 million cards.

Quantity of Credit Cards by Brand - Mar 31, 04

Quantity of Credit Cards and Market Share

29 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Insurance, Capitalization and Pension Plan

This segment continues to make a significant contribution to the results of Banco Itaú Holding, showing growth of 22.2% in its net income in the first quarter of 2004, as a result of the growth of Earned Premiums and a decrease in Administrative Expenses.

Earned Premiums showed growth of 8.9%, going up from R$ 428 million in the last quarter of 2003 to R$ 466 million in the first quarter of 2004.

Retained Claims increased, reflecting the higher level of claims in the life insurance line in the quarter, partly offset by the reduction in the claim level in the automobile line.

Administrative Expenses were lower, compared with the fourth quarter of 2003, due to the marketing campaigns at the end of the year and the seasonal nature of the pension funds products.

The net financial income was affected by the fall in interest rates in the period.

Statements of Income of the Segment
R$ Million

4th QUARTER OF 2003	INSURANCE	CAPITALIZATION	PENSION PLAN	CONSOLIDATED

Revenues from Insurance, Capitalization and Pension Plans	378	257	999	1,622
Revenues from Insurance	378	-	78	456
Revenues from Capitalization	-	257	0	245
Revenues from Pension Plans	-	-	921	921

Changes in Technical Provisions	(27)	(193)	(748)	(968)
Insurance	(27)	-	(2)	(29)
Capitalization	-	(193)	(0)	(193)
Pension Plans	-	-	(746)	(746)

Pension Plan Benefits Expenses	-	-	(169)	(169)

Earned Premiums	352	-	76	428
Result of Capitalization and Pension Plans	-	63	6	58

Retained Claims	(236)	-	(6)	(242)

Selling Expenses	(70)	(9)	(14)	(93)

Administrative Expenses	(85)	(63)	(54)	(201)
Administrative Expenses	(36)	(58)	(40)	(133)
Tax Expenses	(21)	(5)	(13)	(40)
Personnel Expenses	(28)	(0)	(0)	(28)

Other Operating Income/(Expenses)	13	(1)	13	34

Financial Income	85	50	39	176

Operating Income	59	40	59	159

Non-Operating Income	3	2	0	5

Income Before Income Tax and Social Contribution	62	42	60	164

Income Tax / Social Contribution	(21)	(14)	(20)	(56)
Profit Sharing	(7)	-	-	(7)

Net Income	35	28	39	102

R$ Million

1st QUARTER OF 2004	INSURANCE	CAPITALIZATION	PENSION PLAN	CONSOLIDATED

Revenues from Insurance, Capitalization and Pension Plans	377	201	799	1,373
Revenues from Insurance	377	-	55	432
Revenues from Capitalization	-	201	-	197
Revenues from Pension Plans	-	-	743	743

Changes in Technical Provisions	4	(145)	(452)	(593)
Insurance	4	-	29	33
Capitalization	-	(145)	-	(145)
Pension Plans	-	-	(481)	(481)

Pension Plan Benefits Expenses	-	-	(255)	(255)

Earned Premiums	381	-	85	466
Result of Capitalization and Pension Plans	-	55	8	60

Retained Claims	(250)	-	(24)	(274)

Selling Expenses	(72)	(9)	(15)	(96)

Administrative Expenses	(84)	(44)	(38)	(165)
Administrative Expenses	(36)	(39)	(25)	(99)
Tax Expenses	(19)	(5)	(9)	(33)
Personnel Expenses	(29)	(0)	(3)	(33)

Other Operating Income/(Expenses	8	(3)	23	30

Financial Income	81	44	42	165

Operating Income	65	42	81	185

Non-Operating Income	3	2	(2)	3

Income Before Income Tax and Social Contribution	68	44	79	189

Income Tax / Social Contribution	(23)	(15)	(27)	(64)
Profit Sharing	(0)	-	(0)	(0)

Net Income	45	29	52	124

Obs: All the information related to VGBL were classified among the pension plan products.

30 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Insurance, Capitalization and Pension Plan

Insurance

In the first quarter of 2004, insurance companies showed growth in earned premiums of 8.9%, in relation to the fourth quarter of 2003, with special mention of the Life Insurance line.

The Automobile line contributed with R$ 182 million in earned premiums, while the Life line reached R$ 132 million in the first quarter of 2004.

Earned premiums in the property risk line remained stable when compared with the previous quarter. Itaú continues as market leader in the residential insurance market, with a market share of 15.6%.

In the graphs below, a breakdown can be seen of the earned premiums by line of insurance.

Composition of Earned Premiums

4th Quarter / 2003	1st Quarter / 2004

Claim Ratio

Despite the decline in the claim ratio of the automobile line, the total claim ratio increased, due to the increases in the claim ratio of the life and personal accident products in the quarter.

Obs: The insurance charts do not include Itauseg Saúde and Gralha Azul Saúde, and include life insurance line of Itaú Previdência e Seguros S.A.

31 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Insurance, Capitalization and Pension Plan

Combined Ratio

The combined ratio for insurance transactions in the segment remained practically unchanged, with a reduction of administrative and marketing expenses and an increase in claims.

Number of policies - Mass Products

In the first quarter of 2004, the quantity of residential policies continued to show growth, reaching 422 thousand policies, with special mention of the Itauresidência Premiável.

The quantity of policies in the life insurance line showed a reduction, in the light of the larger volume of personal injuries policies cancellations in the period.

In the automobile line, the reduction in the quantity of policies was due mostly to the fall in new sales and renewals.

A highlight was the launch of Itauvida Mulher by Itaú Previdência e Seguros at the end of the first quarter of 2004, a life insurance product aimed at the female market.

Pension Plan

In the first quarter of 2004, Itaú Previdência e Seguros and AGF Vida e Previdência achieved income from pension plans and VGBL premiums in the amount of R$ 687 million and R$ 56 million, respectively, totaling R$ 743 million, and R$ 6.1 billion in pension and VGBL technical provisions (R$ 5.5 billion and R$ 0.6 billion respectively).

Itaú Previdência e Seguros has been channeling its efforts into marketing its products, believing in its strategy of developing products in accordance with the segmentation of its customers and their needs.

Number of plans - pension plan

Capitalization

In the first quarter of 2004, the income from capitalization bonds came to R$ 201 million, falling short of the income of R$ 257 million achieved in the fourth quarter of 2003, when the Super PIC Natal 2003 campaign was carried out.

In the months of January and February 2004, the PIC Carnaval 2004 campaign was carried out, offering a capitalization bond with monthly payments of R$ 60.00, through which the customer competes for over R$ 9 million in cash prizes. More than 180 thousand bonds were marketed in this campaign, which contributed towards the portfolio surpassing the figure of 3.7 million active bonds.

In the last 12 months, Itaú Capitalização distributed cash prizes in the amount of R$ 34 million for 944 winning customers, with over R$ 7.5 million paid out in the first quarter of 2004.

32 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Investment Funds and Managed Portfolio

The income from investment funds totaled R$ 328 million in the first quarter of 2004, which represents a reduction of R$ 7 million from the previous quarter. The main factor for this variation was the fall in interest rates in the quarter, which resulted in a reduction in income from performance fees. In terms of the volume of funds under management, Itaú reached R$ 86,419 million in March 2004, compared to R$ 80,097 million in December, representing growth of 7.9%.

Assets Under Management

Market Share of Investment Funds

Banco Itaú Holding closed the period in second place among private banks in the Brazilian market for funds under management, enjoying a 13.9% market share.

Investment Funds - By Business Area

Income from Custody, Portfolio Management, and Brokerage increased R$ 3 million in the first quarter compared with the previous quarter. The main factor for this increase was the growth in the volume brokered on the Bovespa by Itaú Corretora, which totaled R$ 8.9 billion in the first quarter, a 19% growth over the fourth quarter of 2003.

In the first quarter of 2004, through its Home Broker www.itautrade.com.br, Itaú Corretora traded a record volume of R$ 691 million for its customers, with a growth of 31% over the previous quarter, reaching market share of 12.43% and occupying fourth place in the Home Broker market in Brazil. At the end of the first quarter, Itautrade had over 27 thousand registered customers and carried out an average of 1.4 thousand transactions a day.

33 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú BBA

The following table is based on the pro forma financial statements of Banco Itaú BBA.
R$ Million

ITAÚ-BBA	1st Q./04	4th Q./03	Variation

NET INTEREST MARGIN	255	339	(84)

Result from Loan Losses	150	(172)	322
Provision for Loan and Lease Losses	141	(185)	326
Credits Recoveries and Renegotiated	9	13	(4)

NET INCOME FROM FINANCIAL OPERATIONS	405	167	238

OTHER OPERATING INCOME (EXPENSES)	(91)	(90)	(1)
Banking Service Fees	49	54	(5)
Partial Result of Insurance, Capitalization and Pension Plans	-	-	-
Administrative Expenses	(79)	(92)	13
Taxes Expenses	(19)	(19)	(0)
Equity in Income (Losses) of Unconsolidated Investments	-	-	-
Other Operating Income / Expenses	(41)	(33)	(9)
	-	-	-
OPERATING INCOME	314	78	236
Non-Operating Income	(0)	1	(1)
	-	-	-
INCOME BEFORE TAX	314	78	236
Income Tax and Social Contribution	(88)	(15)	(73)
Profit Sharing	(11)	(15)	4
Minority Interests	-	-	-

NET INCOME	215	48	167

The first quarter of 2004 showed a financial margin of R$ 256 million, which reflects a 25% decrease, compared with the margin of R$ 340 million in the previous quarter.

In recent years, companies in the electric energy generation and distribution sector faced difficulties in adapting to an unfavorable economic scenario, resulting in an alteration in the risk classification for credit transactions. Nevertheless, after a period of wide- ranging negotiations, the outstanding credits returned to normal status, making it possible to reverse the loan loss allowances previously established. Consequently, the expense for loan losses improved R$ 322 million between quarters.

This decrease in the expense for loan losses contributed to the gross result from financial intermediation of R$405 million in the first quarter of 2004, which represents an increase of 142% over the previous quarter.

As a consequence of the items described above, the pro forma net income of Itaú BBA amounted to R$ 215 million in the first quarter of 2004, reflecting an increase of 348%, compared with the previous quarter and resulting in an annualized return on allocated capital (tier 1) of 30.7%.

For the purposes of improving comparability between the quarters, one could eliminate the effects of the provisions set up in the fourth quarter of 2003 that were reversed in the first quarter of 2004, in the amount of R$ 46 million, net of taxes. In this case, the net income for this quarter would be R$ 169 million, compared to net income of R$ 94 million in the previous period, an increase of roughly 80%. In terms of return on allocated capital, this quarter would show a return of 23.6%, compared with 13.5% in the fourth quarter of 2004.

34 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Activities Abroad

Activities Abroad

Activities Abroad

Banco Itaú Holding Financeira is a leader among private Brazilian economic groups with operations outside Brazil, through its units located in New York, Grand Cayman Island, Nassau, South America and Europe.

The consolidated foreign investments of Banco Itaú Holding Financeira totaled US$ 2,430 million at March 31, 2004, including non-financial activities.

In early 2004, Banco Itaú’s position in the international arena was reinforced as a result of several factors. The investment grade rating assigned to Banco Itaú in 2000 was upgraded from BBB+/ F3 to BBB+/F2 by Fitch Ratings and from Baa2/P-2 to Baa1/P-2 by Moody’s. Additionally, a new branch was opened in London, strengthening the Bank’s position with respect to commercial relations and investments between European countries and Brazil, in addition to support in foreign trade transactions and Eurobond issues in the international capital market, supported by the integration of capital markets, treasury and private banking activities at Banco Itaú Europa Luxembourg.

Banco Itaú Buen Ayre continues to streamline its cost structure by introducing continued improvements in operating processes, as well as seeking new business opportunities, while preserving its U.S. dollar reserves. The resumption of economic growth during 2003, revitalizing the financial markets severely hit by the 2001 crisis, combined with Itaú’s well-known financial strength, place our Bank among the best and most prestigious financial institutions in Argentina.

	Mar 31, 04		Dec 31, 03		Mar 31, 03		Dec 31, 02

Financial Activities	Assets	Stockholder’s Equity	Assets	Stockholder’s Equity	Assets	Stockholder’s Equity	Assets	Stockholder’s Equity

Grand Cayman and New York Branches	2,896.5	689.4	3,165.6	680.5	3,741.6	568.9	3,401.4	504.8
Itaú Buen Ayre S.A.	566.7	90.9	530.4	93.9	351.1	102.4	295.8	95.6
Itaú Bank Ltd.	873.2	353.5	867.9	344.2	1,269.9	774.2	1,270.3	745.3
Banco Itaú Europa Luxemburgo S.A. (*)	-	-	-	-	-	-	244.5	28.6
Banco Itaú Europa S.A.	2,870.5	483.6	2,913.3	486.8	2,580.5	270.8	2,695.4	233.6
IFE - Bemge - Uruguay S.A.	7.9	6.5	9.6	6.6	16.8	10.2	56.1	43.3
An`d Banco Del Paraná S.A.
Banco BBA and Subsidiaries	3,756.6	595.9	2,980.6	460.6	2,716.2	404.6	1,986.3	383.8

(*)	In the first quarter of 2003 Banco Itaú Europa Luxembourg S.A. was consolidated with Banco Itaú Europa S.A.

Trade Lines Raising

Trade finance lines, as well as the relationship with corresponding banks, are now under the sole responsibility of Banco Itaú-BBA. These factors , added to an abundant offer and consequent increased tenors and reduced costs provide our Bank with excellent penetration and diversification in the markets involved.

Performance of “over-Libor” spread on trade finance lines (% p.a.)

	Due to:
At:	180 days	360 days
Dec 31, 02	2.750%	3.750%
Sep 30, 03	0.500%	1.250%
Dec 31, 03	0,375%	0,650%
Mar 31, 04	0,375%	0.550%

Trade Line Distribution

Group / Country	Participation

Europe	44.5%
United States Of America	34.2%
Latin America	11.3%
Canada	4.7%
Japan / Australia	5.0%
Others	0.3%

Main issues outstanding

Instrument	Coordinator	Amount US$ Million	Issue Date	Maturity Date	Coupon %

Fixed Rate Notes Cayman Branch(1)	Merrill Lynch	242	08/13/2001	08/15/2011	4.25%
Fixed Rate Notes Cayman Branch	Merrill Lynch and Itaubank	100	08/13/2001	08/15/2011	10.00%
Fixed Rate Notes Cayman Branch	Merrill Lynch and Itaubank	80	11/09/2001	08/15/2011	10.00%
Fixed Rate Notes Cayman Branch	Dresdner Kleinwort	100	04/05/2002	04/05/2005	6.75%
Fixed Rate Notes Cayman Branch	Standard Bank	150	05/28/2003	11/29/2004	5.00%
Fixed Rate Notes Cayman Branch	Merrill Lynch	105	11/25/2003	09/20/2010	5.01%
Floating Rate Notes(2)	Hypovereinsbank and Hamburgische Landesbank GZ	110	03/14/2002	03/14/2005	Euribor(5) + 0,55%
Floating Rate Notes	Bank of America	250	03/20/2002	03/20/2007	Libor(4) + 0,70%
Floating Rate Notes	Bank of America	150	07/19/2002	03/20/2006	Libor(4) + 0,65%
Floating Rate Notes	Nomura	150	07/23/2003	09/20/2008	Libor(4) + 0,63%
Floating Rate Notes(3)	Banca IMI and Royal Bank of Scotland	172	07/24/2003	07/24/2006	Euribor(5) + 0,55%
Floating Rate Notes	Itaubank	393	12/31/2002	03/30/2015	Libor(4) + 1,25%
Medium Term Notes	Itaubank and Itaú Europa	100	05/08/2003	05/07/2004	5.25%
Medium Term Notes	Itaubank, Itaú Europa and Standart Bank London	100	07/28/2003	07/28/2005	4.75%

Total		2,203

(1)	US$ amount equal JPY 30 billion
(2)	and (3) US$ amounts equal to E$ 125 million and E$ 150 million, respectively
(4)	180-day Libor
(5)	90-day Euribor

36 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

The strategy of Banco Itaú Holding is to balance profitability with growth, creating value for the shareholder in the long term. To reach this objective, the operational capacity of the business units has to be strengthened, following a suitable shareholding structure that makes it possible to make the best use of the capital allocated to the various segments of the conglomerate’s operations.

	Mar 31, 04	Dec 31, 03	Mar 31, 03

Stockholder’s	54,635	54,436	56,580
Outstanding Preferred Shares (in thousand)	53,397,597	53,147,117	52,809,600
Outstanding Common Shares (in thousand)	60,689,313	60,796,713	61,300,510
Outstanding Shares (in thousand)	114,086,910	113,943,830	114,110,110
Preferred Shares in Treasury (in thousand)	1,500,191	1,750,671	2,088,188
Common Shares in Treasury (in thousand)	662,522	555,122	697,806
Shares in Treasury (in thousand)	2,162,713	2,305,793	2,785,994

	Common	Preferred	Total

Itaúsa - Investimentos S.A. (in thousand)	53,246,417	2,803	53,249,220
Free Float (in thousand)	7,442,896	53,394,794	60,837,690

Família E.S.A
60.00% Common Shares
32.48% TOTAL
Free Float
40.00% Common Shares
83.73% Preferred Shares
Itaúsa
87.74% Common Shares
46.67% TOTAL
Free Float
12.26% Common Shares
99.99% Preferred Shares
Banco Itaú Holding
100.00% Common Shares
100.00% TOTAL
Banco Itaú
Banco Itaú-BBA
50.00% Common Shares
95.75% TOTAL
Banco Banerj
99.99% Common Shares
99.99% TOTAL
Banco Bemge
99.99% Common Shares
99.99% TOTAL
Banco Banestado
99.99% Common Shares
99.99% TOTAL
Banco Beg
99.99% Common Shares
99.99% TOTAL
Banco Itaú Europa
19.53% Common Shares
19.53% TOTAL
Itaú Bank
100.00% Common Shares
100.00% TOTAL
Banco Itaú Buen Ayre
100.00% Common Shares
100.00% TOTAL
Credicard
33.33% Common Shares
33.33% TOTAL
Itaú Corretora de Valores
99.99% Common Shares
99.99% TOTAL
Cia. Itauleasing
99.99% Common Shares
99.99% TOTAL
BFB Leasing
99.99% Common Shares
99.99% TOTAL
Itaú Banco de Investimento
99.99% Common Shares
99.99% TOTAL
Itaucard Financeira
99.99% Common Shares
99.99% TOTAL
Fináustria CFI
99.99% Common Shares
99.99% TOTAL
Itaú Capitalização
99.99% Common Shares
99.99% TOTAL
Banco Fiat
99.99% Common Shares
99.99% TOTAL
Itaú Seguros
100.00% Common Shares
100.00% TOTAL
Itaú Previdência e Seguros
99.95% Common Shares
99.95% TOTAL

Note: The percentage above refers to the total of direct and indirect participation.

38 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Market Risk

Banco Itaú Holding conducts market risk management using value at risk, stress scenarios, and stop loss limits, allowing the Conglomerate to keep a very small total exposure to market risk, when compared with the institution’s capital.

Generally speaking, it can be noted that the increase in the VaR was essentially caused by the foreign exchange risk factor, because of the increases in the volatility of currencies and of the dollar coupon rate, and by the sovereign risk factor, also because of the increase in volatility of Brazilian securities abroad.

Structural Gap Itaú VaR(*)
R$ Million

	Mar 31, 04	Dec 31, 03

Fixed Rate Risk Factor	4.7	9.1
Benchmark Rate (TR) Risk Factor	16.7	15.8
Foreign Exchange Risk Factor	32.2	11.1
Equities Risk Factor	7.0	10.4
Diversification Impact	(33.0)	(15.6)

Global VaR	27.6	30.8

(*)	VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

The Structural Gap shows the risk positions arising from the commercial transactions and from those connected with managing the risks of these transactions in Brazil. The increase in the VaR was caused essentially by the foreign exchange risk factor, because of the increases in the volatility of the currency and of the dollar coupon rate.

The Own Portfolio Desk started to have its exposure monitored through the VaR Stress tool (as a replacement for the Statistical VaR), defined as the maximum loss to which the portfolios of the proprietary desks can be subjected in the stress scenario defined by the Macroeconomic Scenarios Assessment Commission. In the quarter, the use of this limit averaged 34.4%. On March 31, 2004, the percentage of the limit used was 26.4%.

Overseas VaR
US$ Million

	Mar 31, 04	Dec 31, 03

Sovereign Risk Factor	8.9	4.8
Libor Risk Factor	0.2	0.2
Diversification Impact	(0.8)	(0.7)

Global VaR	8.3	4.3

Maximum Global VaR in the quarter	12.1	5.1
Medium Global VaR in the quarter	10.2	4.3
Minimum Global VaR in the quarter	8.3	3.2

The overall Overseas risk, made up of the Grand Cayman and New York branches and Itaú Bank, went up in the first quarter of 2004, due to a large increase in the volatility in the secondary market for securities traded abroad, coupled with the fluctuation of the Brazil risk. We also saw an increase in the maximum and minimum overall VaR. Despite this, Banco Itaú Holding reduced its exposure at the end of the quarter, which was kept far below the average for the period, confirming its conservative posture.

Banco Itaú BBA VaR
R$ Million

	Mar 31, 04	Dec 31, 03

Fixed Rate Risk Factor	1.2	1.6
Exchange Indexation Risk Factor	1.4	2.3
Exchange Variaton Risk Factor	6.6	5.8
Equities Risk Factor	1.4	4.8
Sovereign Risk Factor	0.2	0.8
Diversification Impact	(3.8)	(8.1)

Global VaR	7.0	7.2

Maximum Global VaR in the quarter	16.2	10.3
Medium Global VaR in the quarter	9.4	7.3
Minimum Global VaR in the quarter	4.4	5.0

Itaú BBA’s Treasury kept a low exposure to risk, dedicating itself mainly to pricing the transactions coming from the commercial areas and taking occasional advantage of possible arbitrage from market prices.

Banco Itaú Holding VaR
R$ Million

	Mar 31, 04	Dec 31, 03

Fixed Rate Risk Factor	4.9	9.9
Benchmark Rate (TR) Risk Factor	16.7	15.8
Foreign Exchange Risk Factor	39.0	13.4
Sovereign Risk Factor	28.9	14.9
Equities Risk Factor	9.6	14.4
Libor Risk Factor	0.6	0.6

Banco Itaú Europa	1.7	1.4
Banco Itaú Buen Ayre	0.9	1.4

Diversification Impact	(38.0)	(35.9)

Global VaR	64.4	36.0

In the overall VaR of Banco Itaú Holding, in spite of the increase in the VaR from the foreign currency risk and sovereign risk factors, we can observe that the diversification in the risks of the business units is significant, allowing the conglomerate to keep its total exposure to market risk very small when compared with the Company’s capital. The units in Argentina (Banco Itaú Buen Ayre - BIBA) and Europe (Banco Itaú Europa - BIE) have been aggregated for their total risk.

40 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Performance in the Stock Market

Performance in the Stock Market

Banco Itaú Holding’s preferred shares were quoted at R$ 270.40 per lot of thousand shares at the end of March 2004, which is equivalent to a decrease of 5.8% in relation to the closing price in December 2003. The common shares ended the month quoted at R$ 250.00 per lot of thousand shares, corresponding to a decline of 1.0% in relation to the closing price in the previous quarter. Accordingly, on March 31, 2004, the market capitalization amounted to R$ 31,227 million, increasing 2.5% in relation to December. The consolidated net income per thousand shares amounted to R$ 7.68, and the book value per thousand shares amounted to R$ 109.38.

Performance in the Stock Market

In Mar 31, 04

Lot of Preferred Shares

Maximum in 30 days	290.00
Minimum in 30 days	253.51
Variation (%)	14.4%

Maximum in 52 weeks	307.00
Minimum in 52 weeks	181.50
Variation (%)	69.1%

Price	270.40

Market Capitalization (*)

(*)	Refers to the average value of preferred shares in december of each year.

Interest on Own Capital Paid/Provisioned (*)

(*)	Gross of taxes

Preferred Shares - Apreciation (*) Evolution of US$ 100 invested in March 1994

(*)	Without reinvestment

42 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

PricewaterhouseCoopers Av. Francisco Matarazzo, 1700 Torre Torino Caixa Postal 61005 05001-400 São Paulo, SP - Brasil Telefone (0xx11) 3674-2000

Report of Independent Accountants on the Limited Review

To the Board of Directors and Stockholders Banco Itaú Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of March 31, 2004, on which we issued a report without exceptions dated April 30, 2004, we also performed a review of the supplementary information included in Management’s Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), for the purpose of reviewing the accounting information contained in the supplementary information of Management’s Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of and discussion with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and subsidiaries. The supplementary information included in Management’s Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the quarterly information.

3. Based on our limited review, we are not aware of any material modifications that should be made to the supplementary information referred to above in order that such information be fairly presented, in all material respects, in relation to the Quarterly Information taken as a whole.

São Paulo, April 30, 2004

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Ricardo Baldin Contador CRC 1SP110374/O-0	Emerson Laerte da Silva Contador CRC 1SP171089/O-3

42 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Complete Financial Statements March 2004
BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2004

During the first quarter of 2004, Banco Itaú Holding maintained its profitability, showing its flexibility to adjust to various macro economic scenarios.

Our achievements reflect the valuable support from our customers and shareholders, and the dedicated efforts of our employees and suppliers.

See below the highlights of Itaú in the quarter. The complete Financial Statements are issued in the Itaú website (http://www.itau.com.br).
1. Consolidated net income totaled R$ 876 million, with an annualized return of 31.2%.
2. Consolidated stockholders’ equity of R$ 12,478 million increased by 5.0% in the quarter, while the net regulatory capital reached R$ 17,649 million. The market capitalization of Itaú reached R$ 31,227 million, the highest among banks in Latin America, with an increase of 2.5% compared to December 2003.
3. The amount of interest on own capital distributed to the preferred stockholders totaled R$ 239 million, at R$ 2.09 per thousand shares.
4. Consolidated assets totaled R$ 126,979 million, a 12.3% growth compared to the first quarter of 2003. The credit portfolio totaled R$ 44,756 million. The growth of 11.7% in the loan portfolio to small and medium companies compared to the last quarter should be emphasized.
5. Total resources grew 7.8% in the period, totaling R$ 196,835 million.

6. Total technical provisions related to insurance, pension and capitalization reached R$ 8,320 million, a 73.2% growth compared to the same period of 2003. The premiums earned and pension and capitalization plans grew 20.8% as compared to March 2003.
7. In the social and cultural areas, special mention continues to the activities of Fundação Itaú Social and Instituto Itaú Cultural. The programs of Fundação Itaú Social are concentrated in the areas of public education and health. The launching of the 2nd edition of the “Prêmio Escrevendo o Futuro” and the start up of the Program for the Improvement of Education in the Municipality, should be highlighted. The access to culture of a larger public has been guiding the Instituto Itaú Cultural activities. The partnerships in Belo Horizonte with Fundação Clóvis Salgado - Palácio das Artes, the State Education Secretariat, and with Rede Minas de Televisão, and also the “Seminário São Paulo na Literatura” in honor of the 450th anniversary of the city of São Paulo, should be highlighted during the quarter.
8. Itaú received new awards in the quarter. Itaú was elected the Best Bank in 2003 in Brazil, Argentina and Mexico by the Emerging Markets magazine, and the Best Bank in Brazil by the magazine Global Finance. The presence of Itaú among the ten most valuable brands in Latin America in 2003, according to the on-line magazine Brandchannel.com and the Award on Excellence for Customer Services, under the categories Retail Bank and Credit Card granted by the Consumidor Moderno Magazine, should also be highlighted.

9. The Ordinary and Extraordinary General Stockholders’ Meeting held on April 28, 2004 decided: to cancel 664,281,925 own common treasury shares (approximately 0.57% of the capital), without reducing the amount of capital and to group the shares in the proportion of 1,000 shares per 1 share of the respective type (common or preferred), and each 2 ADRs or 1 CEDEAR will correspond to 1 preferred share.
10. The same Meeting established the sole Audit Committee for the Itaú Financial Conglomerate, by changing the current Internal Controls Committee, enlarging its objectives and purposes, as established by the Resolution 3081 of the National Monetary Council and the Sarbanes-Oxley Law of the United States of America. Three independent members were appointed for the executive body: the board member, Carlos da Câmara Pestana, as President of the Committe and the board members, Alcides Lopes Tápias and Tereza Cristina Grossi Togni, the latter as Committee Specialist, for her recognized knowledge in the accounting and auditing areas.
São Paulo, May 3, 2004.

Olavo Egydio Setubal
Chairman

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	45

MANAGEMENT REPORT — First Quarter of 2004

To our Stockholders:
We present our Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú) and its subsidiaries for the first quarter of 2004, in accordance with the regulations established by the Central Bank of Brazil (BACEN) and the Brazilian Securities Commission (CVM).

The Economy

In the first quarter of 2004, the economy maintained its recovery trend, although not at the same pace as in the fourth quarter of 2003. Recovery was possible thanks to the decrease in interest rates and the continuous expansion of foreign trade and the recovery, although limited, of workers’ income.

The decrease in Brazil’s base rate (SELIC) to 16.25 percent at the end of March 2004, from 26.5 percent in July 2003 was possible because of a drop in inflation to 5.9 percent in March 2004, from a peak of 17.2 percent for the twelve-month period ended March 2003, as measured by the Broad Consumer Price Index (IPCA) of the Brazilian Statistics Institute (IBGE). Both sales indicators and production indicators have increased when compared with the same period in 2003. Industrial production increased 2.7 percent and retail sales 5.6 percent in the first two-month period of 2004.

The external sector was, undoubtedly, the great highlight in the first three months of the year. Foreign sales amounted to US$ 19.4 billion, an increase of almost 30 percent in relation to the same period last year. As a result, the trade balance posted a surplus of US$ 6.2 billion in the quarter, 63 percent higher than in same quarter in 2003.
The good performance of foreign trade is a result of a stable foreign exchange rate - closing March at R$/US$ 2.907, which is very similar to the R$/US$ 2.889 rate in December 2003 - and the increase in the world GDP, which according to the IMF should achieve 4.6 percent in 2004, above the 4 percent estimated in December 2003.

Investment is also recovering, as evidenced by the increased production of capital goods and the sale of civil construction inputs. The consolidation of the economic recovery will certainly depend on the recovery of the investment levels in 2004.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	46

Banco Itaú Holding Financeira

Itaú has maintained its profitability of the last financial years, showing a capacity to adapt to different microeconomic scenarios.
Main economic and financial indicators

	Q1 2004	Q1 2003	Growth %

Income - R$ million
Gross income from financial intermediation	2,224	2,602	(14.5)
Operating income	1,426	1,920	(25.7)
Consolidated recurring net income	871	1,246	(30.1)
Consolidated net income	876	714	22.7
Income per thousand shares - R$
Consolidated Net Income	7.68	6.26	22.7
Equity in the earnings	109.38	87.49	25.0
Interest on own capital	2.09	2.65	(21.0)
Price of share PN (1)	273.71	175.26	56.2
Price of share ON (1)	258.48	160.54	61.0
Total interest of own capital - R$ million	239	302	(21.0)
Market capitalization - R$ million (2)	31,227	19,998	56.1
Balance sheet - R$ million
Total assets	126,979	113,098	12.3
Total loans	44,756	46,390	(3.5)
Free, raised and managed own resources	196,835	159,148	23.7
Subordinated debt	4,855	4,966	(2.2)
Consolidated stockholders’ equity	12,478	9,983	25.0
Reference equity (3)	17,649	17,144	2.9
Financial indices (%)
Annualized recurring profitability	31.0	60.1
Annualized profitability	31.2	31.8
Annualized return on assets	2.8	2.5
Solvency ratio (Basel rate)	19.8	19.7
Efficiency ratio	48.8	40.8
Investment in fixed assets rate	23.7	34.2

(1) Based on March average quotation.
(2) Calculated based on the average quotation of the preferred shares in March.
(3) Capital basis, calculated according to BACEN Resolution 2837/01, based on the economic and financial consolidated.

Assets, loans and funds raised and managed
Itaú consolidated assets reached R$ 126,979 million, growing 6.9 percent as compared to December 2003. The loan portfolio, including collateral and sureties, grew 0.4 percent against December 2003, reaching R$ 44,756 million. The small business and middle market portfolio increased 11.7 percent as compared to the previous quarter. Foreign currency loans decreased R$ 135 million (-1.1 percent) against December 2003.

Total consolidated funds reached R$ 196,835 million, a 7.8 percent increase against 2003.

In the quarter, the charge for the allowance for loan losses totaled R$ 202 million, net of recoveries. In addition to the minimum allowances required by the Central Bank of Brazil, equal to R$ 2,103 million, the institution maintained an excess allowance of R$ 1,000 million. Total allowances of R$ 3,103 million represent 8.0 percent of the consolidated portfolio, net of co-obligations. Allowances exceed non-accrual loans by R$ 1,565 million, which in turn represent 4.0 percent of the total portfolio. A total of R$ 161 million of previously written off receivables was recovered in the period.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	47

Awards

During this quarter, Itaú received new recognitions:
•	Best bank of 2003 in Brazil, Argentina, and México - Emerging Markets Magazine;
•	Customer Service Excellence Award, in the Retail Bank and Credit Card categories - Consumidor Moderno Magazine;
•	Best Bank in Brazil - Global Finance Magazine;
•	The ten highest impact brands in Latin America in 2003 - Brandchannel.com on-line Magazine;

Subsidiaries

Because of the corporate restructuring completed in 2003, which produced the creation of Banco Itaú Holding Financeira, and the resulting operational restructuring, we detail below the information of the main subsidiaries. Banco Itaú covers the main financial services market segments, while Banco Itaú-BBA specializes in services to large corporations. The tables below show the pro-forma data of Banco Itaú and Banco Itaú-BBA, as if these units’ separation process had started at the beginning of financial year 2003.

The net income of Banco Itaú Holding Financeira exceeds in R$ 60 million the sum of Banco Itaúös and Itaú-BBAös net income, due to the result of the capital allocated to Banco Itaú Holding Financeira. Besides, as a result of operations of endorsements and sureties among the Institutions, the total amount of the loans in the consolidated does not represent the sum of the parts.

. Banco Itaú S.A.

The highlight of the quarter is the 3.4 percent increase in loans. We highlight in particular the growth in loans to small businesses and middle market, which reached R$ 7,900 million.

This quarter, the Bank started to transform the remaining Bemge, Banestado, and BEG bank branches into Banco Itaú branches, totaling 107 branches transferred to the Itaú chain.

Income (R$ million)	Q1 2004 (A)	Q4 2003 (B)	Q1 2003 (C)	Change (A/B) (%)	Change (A/C) (%)

Gross income from financial intermediation	1,695	1,995	1,986	(15.0)	(14.7)
Operating income	982	959	1,365	2.4	(28.1)
Net income	601	651	967	(7.7)	(37.8)
Allocated Capital - Tier I (*)	7,213	6,479	6,001	11.3	20.2
Annualized Profitability (%)	37.7	46.7	81.8
Assets and loans
Total loans	22,986	22,224	21,948	3.4	4.7
Businesses	7,978	7,153	7,425	11.5	7.4
- Small businesses and middle market	7,900	7,075	7,312	11.7	8.0
- Mortgage loans - Businesses	78	78	113	(0.8)	(31.4)
Individuals	15,008	15,071	14,523	(0.4)	3.3
- Mortgage loans - individuals	1,919	1,988	2,154	(3.5)	(10.9)
- Credit cards	2,959	3,171	2,618	(6.7)	13.0
- Personal credit	5,465	5,503	5,336	(0.7)	2.4
- Vehicles	4,665	4,409	4,415	5.8	5.7
Interbank investments	27,629	22,167	10,184	24.6	171.3
Securities	19,368	19,353	18,698	0.1	3.7
Funds raised and managed
Funds raised and managed	169,376	157,067	132,465	7.8	27.9
Funds raised	82,958	76,970	69,613	7.8	19.2
Funds managed	86,418	80,097	62,852	7.9	37.5
- Investment funds	80,138	74,177	57,987	8.0	38.2
- Managed portfolios	6,280	5,920	4,865	6.1	29.1

(*) Reflects the capital of Itaú Pro Forma, defined based on managerial criteria set up for the allocation of capital of Itaú Holding to its business units.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	48

. . Banco Itaú Europa

This quarter, Banco Itaú Europa posted consolidated net income of €8.2 million, 46 percent higher than in the same period of 2003. These results reflect the diversification and the solid financial margin obtained with trading activities, with a major contribution from the capital markets, treasury, and private international banking activities, in addition to the stake in BPI - Banco Português de Investimentos.
Itaú Europa continued to post a high capitalization index, with stockholders’ equity of €315 million. Solvency and liquidity indices at the end of the period reached 24 percent and 60 percent, respectively, confirming a high financial soundness. The Bank’s consolidated assets reached €2.3 billion, an 18 percent growth as compared to the same period in 2003. This increase is due to the important contribution of the different Bank portfolios, in particular foreign trade transactions, which totaled approximately US$ 470 million. Most portfolios consist of structured financing to Brazilian exports and European companies with investments in Brazil.
Businesses in the capital market and private banking posted major growths contributing significantly to the increase and the diversification of banking products. In line with this progress, Itaú Europa has been quite successful in increasing its customer base and product offer.

. . Insurance, Pension Plans and Capitalization

On December 30, 2003, the Private Insurance Superintendence (SUSEP) approved the acquisition of AGF Vida e Previdência - including its private pension fund portfolio - by Itaú Previdência e Seguros S.A. and the acquisition of the Life portfolio of AGF Brasil Seguros by Itaú Seguros S.A.
In the quarter, technical provisions for pension funds and VGBL total R$ 6,138 million, including the AGF Vida e Previdência reserves. This amount comprises R$ 612 million of AGF and R$ 5,526 million of Itaú Previdência e Seguros S.A. reserves, and represents an increase of 95.6 percent as compared to previous year.
Itaú Previdência e Seguros S.A. experienced an increase of 14.4% in income from premiums issued for life insurance, as compared to the first quarter of 2003. Income reached R$ 84 million.
Itaú Seguros obtained an increase of 5.1% in premiums earned, as compared to the first quarter of 2003. Furthermore, it continued as the leader in the residential insurance portfolio, with 15.6% market share. The combined ratio improved 2.9 percentage points in the first quarter of 2004 as compared to the same period in the previous year, mainly due to lower administrative costs.
Itaú Seguros offers to its insurance brokers advanced technological resources in all phases of the company’s operation. Additional functions were added to the Brokers’ Portal to facilitate the process of insurance renewal.
At the end of the quarter, the Itauvida Mulher insurance was launched, with approximately 9,000 thousand policies sold in less than one month, which together with Viva Mulher Itaú, launched by Itaú Seguros in 2003, becomes another product directed to women.
The provisions for capitalization totaled R$ 957 million, of which more than R$7.5 million in cash was distributed as prizes to the winning customers.

In R$ million	Itauseg (1)		Itauprev (1)		Itaucap (1)		Consolidated (1)
	1st Q/04	1st Q/03	1st Q/04	1stQ/03	1st Q/04	1stQ/03	1st Q/04	1st Q/03	Growth (%)

Net income	43	59	52	43	41	41	136	143	(4.8)
Stockholders’ equity	1,079	899	285	129	591	168	1,955	1,196	63.6
Annualized profitability (%)	16.7	29.0	96.0	213.1	31.1	140.6	30.9	57.1	-
Premiums earned and results of Pension Plans and Capitalization	381	306	93	80	52	50	526	436	20.8
Technical provisions (2)	997	866	6,366	3,032	957	906	8,320	4,804	73.2

(1) Eliminating ownership in other businesses.
(2) For Itauprev, includes provisions for life insurance.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	49

. Banco Itaú-BBA S.A.

Within the scope of the business opportunities, the rendering of increasingly more complete services to clients of Itaú-BBA, through a wide variety of products and services, should be highlighted, consolidating its position as the largest wholesale bank in Brazil. In the context of operations, the full integration of the systems and the consolidation within only one processing environment of large volume operations should be noted.

The indices presented below reflect the results of the operations with large corporations of the Itaú Conglomerate, under the management of Itaú-BBA, as from March 2003. Accordingly, a series of managerial adjustments was made in relation to the financial statements of the 1st and 4th quarters of 2003 and of the 1st quarter of 2004, with the inclusion of operations with large corporations currently recorded in Banco Itaú and the exclusion of the operations of funds management, retail and private operations previously performed by Itaú-BBA.

(R$ million)	1st Q/04 (A)	4th Q/03 (B)	1st Q/03 (C)	Growth (%) (A/B)	Growth (%) (A/C)

Income
Gross income from financial intermediation	405	167	495	142.5	(18.2)
Operating income	314	78	421	302.6	(25.4)
Net income	215	48	290	347.9	(25.9)
Balance Sheet
Total assets	31,130	30,233	31,507	3.0	(1.2)
Total loans (including Guarantees and Sureties)	22,030	22,468	24,482	(1.9)	(10.0)
Allocated capital - Tier I (*)	3,104	2,924	2,815	6.2	10.3
Financial indices (%)
Annualized profitability	30.7	6.7	48.1
Return on annualized assets	2.8	0.6	3.7
Efficiency ratio	33.7	18.5	15.1

(*) Reflects the capital of Itaú-BBA Pro Forma, defined based on managerial criteria set up for the allocation of capital of Itaú Holding to its business units.

Social Responsibility

. Itaú Social

In the first quarter of 2004, Fundação Itaú Social continued developing and supporting projects mainly directed to elementary education.
Highlights for the quarter include the launch of the 2nd edition of the “Prêmio Escrevendo o Futuro” (“Writing the Future Award”) on March 29, and the start-up of the “Programa Melhoria da Educação do Município” (“Improvement of Municipal Education Program”) in 116 municipalities in the interior of São Paulo.
The Itaú Voluntário Program, the objective of which is to motivate the participation of employees in community actions, is being implemented in all areas of the Central Management of Banco Itaú.
Another aspect to be highlighted is the involvement of Banco Itaú Holding Financeira in Social Projects of the São Paulo Stock Exchange (“Bolsa de Valores Sociais”) .

. Itaú Cultural
In this quarter, the exposition “O Preço da Sedução - Do Espartilho ao Silicone” (The Price of Seduction - from the Corset to Silicone), which in its first month attracted 49,566 visitors, deserves special attention. The multimedia event shows the transformation of the ideal of feminine beauty, from the second half of the 19th century to date, and how it can be seen in arts, publicity, fashion and cinema.

Other highlights in the period were the “Seminário São Paulo na Literatura” (São Paulo in Literature Seminar) to honor the 450th anniversary of the founding of São Paulo and reveal a cultural view of the city and its inhabitants, and the launch of the basis of “Programa Rumos” (“The Toward the Future Program”), which supports artistic production, for 2004-2005.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	50

The “Mostra Rumos Dança” (Dance Towards the Future Exhibit) presented 14 original dance exhibitions which were included in the program to support contemporary dance in 2003.

With the objective of making culture more accessible to the general public, Itaú Cultural signed three important partnerships in Belo Horizonte: with Clóvis Salgado Foundation - Palace of Arts, with the State Education Secretariat, and with the Minas Television Network.

Independent Auditors - CVM Instruction 381

The policy of Banco Itaú Holding, subsidiaries, parent company or members of the same economic group for the engagement of non-audit services from our current independent auditors is based on internationally accepted principles that preserve the auditor’s independence. These principles consist of: (a) the auditor must not audit his own work, (b) the auditor should not perform managerial roles for his client and (c) the auditor must not promote the interest of his client.
During the period, PricewaterhouseCoopers Auditores Independentes did not provide to Banco Itaú Holding or its subsidiary companies any services unrelated to the external audit which had fees that exceeded 5% of total external audit costs.

Subsequent Events

At the Extraordinary and Ordinary General Meeting, held on April 28, 2004, the stockholders of Banco Itaú Holding Financeira approved, among other subjects:
. Cancellation of 664,281,925 common treasury shares of own issue (approximately 0.57% of capital), with no decrease in the capital value;
. A reverse split of capital shares, in the proportion of 1,000 (thousand) shares to 1 (one) share of the respective type (common and preferred); simultaneously in the International Market, every 2 (two) ADR’s or 1 (one) CEDEAR will correspond to 1 (one) preferred share;
. Establishment of a single Audit Committee for the Itaú Financial Conglomerate, through the transformation of the current Committee of Internal Controls, increasing its objectives and purposes, following the rules in Resolution 3081 of the National Monetary Council and the Sarbanes-Oxley Act of the U.S. Congress. In order to comprise this committee, three independent members were assigned in relation to the executive body: the board member Carlos da Câmara Pestana, as Chairman of the Committee, and the board members Alcides Lopes Tápias and Tereza Cristina Grossi Togni, the latter as an expert of the Committee, due to her respected knowledge in the accounting and auditing areas.
These resolutions are subject to approval by the Brazilian Central Bank and to compliance with other legal formalities.

Acknowledgements

We thank our employees for their effort and dedication, which make our organization successful. To our clients, our acknowledgement for their preference and loyalty, which we try to pay back through the quality and distinctiveness of our services. We also thank our stockholders for their invaluable support and trust, which are essential for the performance of Itaú Holding.

(Approved at the Meeting of the Board of Directors on May 3, 2004).

The complete financial statements and the Management’s Discussion and Analysis Report, with more details about the results of the period, are available at Itaú’s website (http://www.itau.com.br).

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	51

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS	ADVISORY COUNCIL
Chairmain	FERNANDO DE ALMEIDA NOBRE NETO
OLAVO EGYDIO SETUBAL	JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LÍCIO MEIRELLES FERREIRA
Vice-Chairmain	LUIZ EDUARDO CAMPELLO
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU	OPTIONS COMMITTEE ITAÚ HOLDING
ROBERTO EGYDIO SETUBAL	Chairman
OLAVO EGYDIO SETUBAL
Members	Effective Members
ALCIDES LOPES TÂPIAS	CARLOS DA CÂMARA PESTANA
CARLOS DA CÂMARA PESTANA	JOSÉ CARLOS MORAES ABREU
FERNÃO CARLOS BOTELHO BRACHER	ROBERTO EGYDIO SETUBAL
HENRI PENCHAS	ROBERTO TEIXEIRA DA COSTA JOSÉ
VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA	INTERNAL CONTROLS COMMITTEE ITAÚ HOLDING
PERSIO ARIDA	Chairman
ROBERTO TEIXEIRA DA COSTA	CARLOS DA CÂMARA PESTANA
SERGIO SILVA DE FREITAS	Effective Members
TEREZA CRISTINA GROSSI TOGNI	ALCIDES LOPES TÂPIAS
TEREZA CRISTINA GROSSI TOGNI
EXECUTIVE BOARD

Director and Chief Executive Officer	TRADING COMMITTEE
ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÂPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
Senior Vice-Presidents	HENRI PENCHAS
HENRI PENCHAS	MARIA ELIZABETE VILAÇA LOPES
SERGIO SILVA DE FREITAS	ROBERTO TEIXEIRA DA COSTA

Executive Vice-Presidents	DISCLOSURE COMMITTEE
ALBERTO DIAS DE MATTOS BARRETTO	ALFREDO EGYDIO SETUBAL
ALFREDO EGYDIO SETUBAL	ALCIDES LOPES TÂPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO JACINTO MATIAS
Legal Consultant	HENRI PENCHAS
LUCIANO DA SILVA AMARO	MARIA ELIZABETE VILAÇA LOPES
ROBERTO TEIXEIRA DA COSTA

Executive Directors
RODOLFO HENRIQUE FISCHER	FISCAL COUNCIL
SÍLVIO APARECIDO DE CARVALHO

Effective Members
INTERNATIONAL ADVISORY COMMITTEE	GUSTAVO JORGE LABOISSIERE LOYOLA
ROBERTO EGYDIO SETUBAL	ALBERTO SOZIN FURUGUEM
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA	IRAN SIQUEIRA LIMA
CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER (*)	Substitute Members
HENRI PENCHAS	JOSÉ MARCOS KONDER COMPARATO
ISIDRO FAINÉ CASAS	JOSÉ ROBERTO BRANT DE CARVALHO
JOSÉ CARLOS MORAES ABREU	WALTER DOS SANTOS
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA (*)
SERGIO SILVA DE FREITAS

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

(*) Elected by the Board of Directors in meeting on April 28th, 2004, pending authorization by the Central Bank of Brazil.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	52

BANCO ITAÚ S.A.

Director and Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
HENRI PENCHAS
SERGIO SILVA DE FREITAS

Executive Vice-Presidents
ALBERTO DIAS DE MATTOS BARRETO
ALFREDO EGYDIO SETUBAL
ANTÔNIO JACINTO MATIAS
MILTON LUÍS UBACH MONTEIRO
RENATO ROBERTO CUOCO
RODOLFO HENRIQUE FISCHER

Legal Consultant
LUCIANO DA SILVA AMARO

Executive Directors
FERNANDO TADEU PEREZ
HÉLIO DE MENDONÇA LIMA
JOÃO JACÓ HAZARABEDIAN
JOSÉ FRANCISCO CÂNEPA
MARCO AMBROGIO CRESPI BONOMI(*)
OSVALDO DO NASCIMENTO
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU
SÉRGIO RIBEIRO DA COSTA WERLANG
SÍLVIO APARECIDO DE CARVALHO

BANCO ITAÚ-BBA S.A.

President and Chief Executive Officer
FERNÃO CARLOS BOTELHO BRACHER

Vice-Presidents Directors
ANTÔNIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDUARDO MAZZILLI DE VASSIMON

ITAÚ SEGUROS S.A.

President and Chief Executive Officer
LUIZ DE CAMPOS SALLES

Executive Vice-Presidents Directors
OLAVO EGYDIO SETUBAL JÚNIOR
MARCELO BLAY

Executive Directors
CARLOS EDUARDO DE MORI LUPORINI
CLÂUDIO CÉSAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

(*) Promoted to Executive Director by the Ordinary General Meeting of April 28th, 2004, pending authorization by the Central Bank of Brazil.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	53

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

ASSETS	3/31/2004	3/31/2003

CURRENT ASSETS AND LONG-TERM RECEIVABLES	123,746,381	109,683,313
CASH AND CASH EQUIVALENTS	1,960,614	1,729,840
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	25,096,681	15,130,841
Money market	16,393,564	9,581,427
Interbank deposits	8,703,117	5,549,414
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	28,801,459	25,992,163
Own portfolio	14,320,488	13,039,210
Subject to repurchase commitments	1,062,112	1,732,195
Pledged in guarantee	5,913,835	5,501,687
Deposited with the Central Bank	1,525,653	1,890,085
Derivative financial instruments	1,263,324	2,155,698
Funds quotas of PGBL/VGBL	4,716,047	1,673,288
INTERBANK ACCOUNTS	9,345,247	10,697,512
Pending settlement	991,161	1,592,978
Central Bank deposits	8,075,746	8,796,289
National Housing System (SFH)	256,567	295,767
Correspondents	21,773	12,478
INTERBRANCH ACCOUNTS	17,251	18,434
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	35,767,463	36,589,522
Extension of credit (Note 4d)	38,870,862	39,717,632
(Allowance for loan losses) (Note 4e)	(3,103,399)	(3,128,110)
OTHER RECEIVABLES	21,573,390	18,470,332
Foreign exchange portfolio (Note 8)	10,787,655	8,007,101
Income receivable	528,705	516,362
Insurance premium receivable	499,619	476,318
Negotiation and intermediation of securities	623,722	443,812
Sundry (Note 11a)	9,133,689	9,026,739
OTHER ASSETS (Note 4f)	1,184,276	1,054,669
Other assets	412,999	437,133
(Valuation allowances)	(132,051)	(126,630)
Prepaid expenses	903,328	744,166
PERMANENT ASSETS	3,232,961	3,414,334
INVESTMENTS (Notes 4g and 13a)	962,237	913,321
Investments in subsidiaries and affiliates	827,046	779,168
Domestic	123,084	111,150
Foreign	703,962	668,018
Other investments	255,436	192,424
(Allowance for losses)	(120,245)	(58,271)
FIXED ASSETS (Note 4h)	2,028,821	2,214,770
Property for own use	2,147,913	2,180,756
Other fixed assets	2,675,046	2,402,174
(Accumulated depreciation)	(2,794,138)	(2,368,160)
DEFERRED CHARGES (Note 4i)	241,903	286,243
Organization and expansion expenses	523,834	570,868
(Accumulated amortization)	(281,931)	(284,625)
TOTAL ASSETS	126,979,342	113,097,647

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	54

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

LIABILITIES	3/31/2004	3/31/2003

CURRENT AND LONG-TERM LIABILITIES	113,280,342	101,988,521
DEPOSITS (Notes 4a and 9b)	34,605,925	37,991,327
Demand deposits	8,797,544	7,560,972
Savings deposits	17,530,047	17,357,983
Interbank deposits	450,514	1,042,283
Time deposits	7,827,820	12,030,089
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	21,395,554	11,417,344
Own portfolio	7,298,015	7,914,421
Third party portfolio	4,098,912	3,502,923
Free portfolio	9,998,627	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	3,491,822	5,256,211
Mortgage notes	154,412	153,359
Debentures	719,269	599,389
Foreing borrowings in securities	2,618,141	4,503,463
INTERBANK ACCOUNTS	999,070	1,709,685
Pending settlements	844,275	1,462,871
Correspondents	154,795	246,814
INTERBRANCH ACCOUNTS	819,632	719,205
Third-party funds in transit	816,592	713,839
Internal transfer of funds	3,040	5,366
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	13,525,493	13,931,787
Borrowings	9,072,213	9,379,221
Onlendings	4,453,280	4,552,566
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)	857,921	1,276,691
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)	8,320,351	4,804,352
OTHER LIABILITIES	29,264,574	24,881,919
Collection and payment of taxes and contributions	1,099,266	892,545
Foreign exchange portfolio (Note 8)	10,873,093	8,094,416
Social and statutory	355,357	467,176
Tax and social security contributions (Note 12c I)	3,402,721	2,845,145
Negotiation and intermediation of securities	573,699	871,076
Credit card operations	2,145,675	1,664,837
Securitization of foreign payment orders (Note 9f)	1,906,364	1,342,099
Subordinated debts (Note 9g)	4,854,649	4,965,667
Sundry (Note 11b)	4,053,750	3,738,958
DEFERRED INCOME	121,871	94,917
MINORITY INTEREST IN SUBSIDIARIES	1,098,755	1,030,817
STOCKHOLDERS’ EQUITY (Note 14)	12,478,374	9,983,392
Capital	4,780,000	4,780,000
Domestic	3,798,332	3,983,620
Foreign	981,668	796,380
Capital reserves	4,766,223	4,884,910
Revenue reserves	2,804,872	527,780
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6c)	515,043	170,190
(Treasury shares)	(387,764)	(379,488)
TOTAL LIABILITIES	126,979,342	113,097,647

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	55

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of Reais)

	01/01 to 03/31/2004	01/01 to 03/31/2003

INCOME FROM FINANCIAL OPERATIONS	4,499,138	3,917,580
Loans	2,323,519	1,643,506
Leases	69,011	75,803
Securities	1,597,913	1,534,384
Insurance, pension plan and capitalization	265,368	286,618
Foreign exchange operations	83,737	126,268
Compulsory deposits	159,590	251,001
EXPENSES FROM FINANCIAL OPERATIONS	(2,072,909)	(953,068)
Money market	(1,525,606)	(1,211,516)
Technical provision for pension plan and capitalization	(195,510)	(176,429)
Borrowings and onlendings	(351,793)	434,877
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	2,426,229	2,964,512
RESULT FROM LOAN LOSSES (Note 7e I)	(201,911)	(362,660)
Expense with allowance for loan losses	(362,996)	(448,550)
Income from recovery of credits written off as loss	161,085	85,890
GROSS INCOME FROM FINANCIAL OPERATIONS	2,224,318	2,601,852
OTHER OPERATING INCOME (EXPENSES)	(798,602)	(682,340)
Banking service fees (Note 11c)	1,404,817	1,211,586
Result of operations with insurance, pension plan and capitalization (Note 10c)	196,092	173,663
Personnel expenses (Note 11d)	(773,379)	(742,214)
Other administrative expenses (Note 11e)	(1,235,334)	(1,054,561)
Tax expenses (Notes 4k and 12a II)	(346,193)	(257,277)
Income from interest in associated and subsidiary companies (Note 13b)	30,325	18,519
Other operating income (Note 11f)	77,077	129,935
Other operating expenses (Note 11g)	(152,007)	(161,991)
OPERATING INCOME	1,425,716	1,919,512
NON-OPERATING RESULT	(22,780)	(37,609)
INCOME BEFORE INCOME TAX AND PROFIT SHARING	1,402,936	1,881,903
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4k and 12a I)	(427,021)	(560,305)
Due on operations for the period	(508,498)	(532,840)
Temporary additions to offset	81,477	(27,465)
EXTRAORDINARY RESULTS	4,844	(531,533)
PROFIT SHARING	(97,372)	(78,336)
Employees - Law 10101 of 12/19/2000	(74,735)	(56,029)
Officers - Statutory - Law 6404 of 12/15/1976	(22,637)	(22,307)
MINORITY INTEREST IN SUBSIDIARIES	(7,235)	2,433
NET INCOME	876,152	714,162

NUMBER OF OUTSTANDING SHARES - in thousands (Note 14a)	114,086,910	114,110,110
NET INCOME PER THOUSAND SHARES - R$	7.68	6.26
BOOK VALUE PER THOUSAND SHARES - R$	109.38	87.49

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	56

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO FINANCIAL STATEMENTS

QUARTERS ENDED MARCH 31, 2004 AND 2003

(In thousands of reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with highlight to Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.
In the period, the process of acquisition of Banco AGF S.A., which had started on October 20, 2003, was approved by the Brazilian Central Bank on February 5, 2004. On March 31, 2004, the acquisition is included in the consolidated financial statements. Financial settlement in the amount of R$ 247,942 for the transaction as a whole, including the acquisition of AGF Vida e Previdência S.A. and the group life portfolio of AGF Brasil Seguros, already consolidated on December 31, 2003, occurred on February 20, 2004.

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and the consolidated financial statements (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.
The consolidated financial statements are being presented without segregation between current and long-term amounts, which is consistent with the previous quarterly financial statement presentation.
Leasing operations are presented at present value in the Balance Sheet, and their related income and expenses are presented and grouped in one account of the Statement of Income, representing the financial income of these operations.

b) Consolidation

Equity and income account balances, in addition to intercompany transactions and balances have been eliminated on consolidation. Accordingly, unrealized profits arising from intercompany transactions were eliminated, of which taxes have been deferred. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the type of the corresponding equity accounts.
Goodwill arising from the acquisition of investments have been fully amortized in the years in which the acquisitions take place.

In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered sufficient to their expected future earnings. In ITAÚ HOLDING CONSOLIDATED, given its wider context and greater synergy, which are factors favorable to the maximization of results, these tax credits are fully recognized.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	57

The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, with a highlight to:

		Ownership %

		03/31/2004	03/31/2003
FINANCIAL ACTIVITY AND FINANCIAL OPERATIONS
Banco Itaú S.A.		100.00	100.00
Banco Itaú-BBA S.A.		95.75	95.75
Banco Banerj S.A.		99.99	99.99
Banco Banestado S.A.		99.99	97.40
Banco Bemge S.A.		99.99	99.85
Banco BEG S.A.		99.99	98.83
Banco AGF S.A.	(1)	99.99	-
Banco Fiat S.A.	(2)	99.99	99.99
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(3)	19.52	19.52
Banco Itaú Europa, S.A.	(3)	19.53	19.53
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itau Bank, Ltd.		100.00	100.00
Itaú Corretora de Valores S.A.		99.99	99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
Itaú Seguros S.A. and Subsidiaries		100.00	100.00
Itaú Previdência e Seguros S.A.		99.99	99.99
Cia. Itaú de Capitalização		99.99	99.99
AGF Vida e Previdência S.A.	(1)	99.99	-
CREDIT CARD ADMINISTRATION ACTIVITIES
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard S.A. Administradora de Cartões de Crédito and Subsidiaries	(4)	33.33	33.33
Redecard S.A.	(4)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION ACTIVITIES
Fiat Administradora de Consórcio Ltda.	(2)	99.99	99.99
Itaú Administradora de Consórcio Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS
Akbar - Marketing e Serviços, LDA and Subsidiaries		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada		100.00	100.00
Itaúsa Export S.A.	(3)	22.23	22.23
Serasa S.A.	(4)	32.54	32.54

(1) Note 1.
(2) Investments acquired on 03/26/2003.
(3) Affiliated companies included in consolidation with authorization from CVM, for a better presentation of the business unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).
(4) Investments with shared control, proportionally included in consolidation.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	58

NOTE 3 - RISK BASED CAPITAL AND FIXED ASSET RATIO
The main indicators at March 31, 2004, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), are as follows:

	Financial System Consolidated (1)	Economic-Financial Consolidated (2)

Referential equity (3)	17,778,333	17,648,847
Basel ratio	21.2%	19.8%
Tier I	15.1%	14.0%
Tier II	6.1%	5.8%
Fixed asset ratio (4)	45.3%	23.7%
Excess capital in relation to fixed assets	837,673	4,630,498

(1) Consolidated financial statements including only financial companies.
(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired through investment funds.
(3) BACEN, through Resolution 2837/2001, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders’ equity, as well as subordinated debts and hybrid capital and debt.
(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.
Management considers the current Basel ratio (19.8%, based on economic-financial consolidated) to be adequate, considering that:
a) It is higher than the minimum required by authorities (11.0%).
b) The ratio increases to 20.1%, when all of the tax credits of BANESTADO are recorded in the financial statement basis (ITAÚ HOLDING).
c) Considering item (b) above and other realization asset amounts (Note 16), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 23.4%.
The adjusted reference equity used to calculate the ratios at March 31, 2004, is as follows:

	Financial System Consolidated	Economic-Financial Consolidated

ITAÚ HOLDING stockholders’ equity (Individual)	12,186,243	12,186,243
Minority interest not eliminated in the consolidation	1,209,327	1,083,277
Unrealized profits of operations with subsidiaries	(18,858)	(22,294)
Consolidated stockholders’ equity (BACEN)	13,376,712	13,247,226
Subordinated debt	4,401,621	4,401,621
Referential equity	17,778,333	17,648,847
Adjustments:
Requirement for SWAP operations risk	(486,674)	(486,674)
Requirement for foreign exchange risk	(1,652,643)	(1,652,643)
Requirement for interest rate risk	(148,445)	(147,863)
Other	(274,687)	(274,687)
Adjusted reference equity	15,215,884	15,086,980

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	59

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:
Evolution of the Basel ratio

	Financial System Consolidated			Economic-Financial Consolidated
	Adjusted reference equity	Weighted assets	Effect	Adjusted reference equity	Weighted assets	Effect

Ratio at March 31, 2003	14,813,454	72,138,532	20.5%	15,022,956	76,201,151	19.7%

Ratio at December 31, 2003	15,535,340	71,935,258	21.6%	15,403,251	77,956,899	19.8%

Quarterly results	882,139	-	1.2%	869,089	-	1.1%
Interest on own capital	(239,286)	-	-0.3%	(239,286)	-	-0.3%
Variation adjustments to securities and derivatives	(42,172)	-	0.0%	(42,172)	-	0.0%
Treasury stock	4,471	-	0.0%	4,471	-	0.0%
Interest rate risk	55,218	-	0.1%	55,361	-	0.1%
Foreign exchange exposure (1)	(777,638)	-	-1.1%	(777,638)	-	-1.0%
Swap operations risk	(57,864)	-	-0.1%	(57,864)	-	-0.1%
Subordinated debt	(124,711)	-	-0.2%	(124,711)	-	-0.2%
Other changes in referential equity	(19,613)	-	0.0%	(3,521)	-	0.0%
Changes in weighted assets	-	(24,417)	0.0%	-	(1,622,776)	0.4%
Ratio at March 31, 2004	15,215,884	71,910,841	21.2%	15,086,980	76,334,123	19.8%

(1) ITAÚ HOLDING opted for using the prerogative prescribed by BACEN Circular 3217 of December 17, 2003, which determined an alternative methodology to calculate the foreign exchange exposure.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	60

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Interbank deposits, remunerated restricted credits – Brazilian Central Bank (BACEN), remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction or foreign exchange rates are recorded at their current value, calculated “pro rata die” based on the variation of the contracted index and interest rate.
b) Securities - Recorded at cost of acquisition restated by the index and/or actual interest rate and presented in the Balance Sheet, according to BACEN Resolution 3068/01. Securities are classified in the following categories:
•	trading securities – acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

•
securities available for sale – securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity; and

•
securities held to maturity – securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at acquisition cost or at a market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders’ equity account.
Decreases in the market value of securities available for sale and those held up to maturity, below their related adjusted costs, resulting from non-temporary reasons, are recorded in results as realized losses.
c) Derivative Financial Instruments - These are classified at the date of their acquisition, according to management’s intention of using them as hedge, according to BACEN Resolution 3082/02. Transactions involving financial instruments, carried out upon the clients’ request, at their will, or which do not comply with the hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.
The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:
•
Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•
Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The non-hedged amount is recorded directly in the statement of income.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	61

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at current value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until 60 days overdue for financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682/99, among which are:
•	Provisions are recorded from the date of the loan disbursements, based on periodic analysis of the client’s and the industry’s risk rating and not just in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Others assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources invested, of which benefits should be recorded in deferred income.
g) Investments - In subsidiary and affiliated companies, investments are accounted for on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in conformity with current standards.
h) Fixed assets - These are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

Buildings in use			4%
Fixtures, furnishings, equipment and security, transportation and communication systems	10%	a	25%
EDP systems	20%	a	50%

i) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight-line over the respective rental periods, and acquisition of software, which are amortized on a straight-line basis over five years.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	62

j) Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 89/02.
I-	Insurance

Provision for unsettled claims - set up to determine unearned premiums relating to the coverage period for the risk to incur; Provision for insufficient premiums – set up in case of insufficient Provision for unearned premiums; Provision for unearned premiums of current risks but not issued – calculated based on technical studies; Provision for unsettled claims – set up based on notices of loss, at an amount sufficient to cover future liabilities; Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II-	Supplementary Pension Plans and Individual life insurance segments – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

Provision for benefits to regulate and redemptions or Other amounts to regulate (Other provisions) – refer to amounts still not regulated up to the balance sheet date; Provision for events occurred but not reported (IBNR) – set up in relation to the estimated amount of events occurred but not reported; Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits; Provision for insufficient contribution – set up in case of insufficient mathematical provisions.

III-	Capitalization:

Mathematical provision for redemptions – represents capitalization securities received to be redeemed; Provision for raffles – calculated according to definition in technical note; Raffles payable – set up by raffles of securities carried out; Provision for contingencies (Other provisions) – set up by the application of contingency quota on the collected amount.

k) Taxation - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (1)	0.65%
COFINS (1) (2)	4.00%
ISS	up to 5.00%
CPMF	0.38%

(1) For non-financial subsidiaries in the non-cumulative system, the PIS rate has been 1.65% since December 2002, while the COFINS rate increased from 3% to 7.6% since February 2004.
(2) As of September 1, 2003, the rate went from 3% to 4% for financial and similar companies.
Amounts subject to litigation have been fully provided for.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	63

NOTE 5 - SHORT-TERM INTERBANK DEPOSITS

	03/31/2004

	0 - 30	31 - 180	181 - 365	Over 365	Total	%

Money market	6,792,907	9,559,282	41,375	-	16,393,564	65.3
Funded position	2,257,063	4,779,201	41,375	-	7,077,639	28.2
Financial position	4,279,135	-	-	-	4,279,135	17.1
Open account	256,709	4,780,081	-	-	5,036,790	20.1
Interbank deposits (*)	7,320,755	900,769	92,074	389,519	8,703,117	34.7

TOTAL - 03/31/2004	14,113,662	10,460,051	133,449	389,519	25,096,681
% per maturity term	56.2	41.7	0.5	1.6

TOTAL - 03/31/2003	14,412,650	414,196	214,402	89,593	15,130,841
% per maturity term	95.3	2.7	1.4	0.6

	03/31/2003

	Total	%

Money market	9,581,427	63.3
Funded position	6,390,299	42.2
Financial position	3,191,128	21.1
Open account	-	0.0
Interbank deposits (*)	5,549,414	36.7

TOTAL - 03/31/2004	15,130,841
% per maturity term

TOTAL - 03/31/2003
% per maturity term

(*) Includes provision for losses.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	64

NOTE 6 - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)
See below the composition of type of instrument, and maturity of the portfolio Securities and Derivatives, already adjusted to their respective market value. In the case of investment in fixed-income funds quotas managed by ITAÚ HOLDING and subsidiaries, the securities and investments comprising these funds’ portfolio are arranged in the table below, distributed by maturity.
a) Summary

	3/31/2004

	Cost			Market value	%	0 - 30
		Adjustment to market value required with impact in:

		Net income	Stockholders’ equity

PUBLIC SECURITIES - DOMESTIC	12,407,790	2,047	528,934	12,938,771	44.1	498,458
Financial Treasury Bills	3,522,120	16	31,083	3,553,219	12.1	9
National Treasury Bills	1,774,676	4,272	596	1,779,544	6.1	70
National Treasury Notes	3,108,469	(535)	293,955	3,401,889	11.6	-
National Treasury Notes - M	147,917	-	-	147,917	0.5	13,447
Central Bank Notes	1,361,377	1,399	200,739	1,563,515	5.3	52,680
National Treasury/Securitization	172,146	513	(639)	172,020	0.6	1,070
Brazilian External Debt Bonds	2,260,712	(3,618)	3,200	2,260,294	7.7	431,182
Other	60,373	-	-	60,373	0.2	-
PUBLIC - FOREIGN	845,440	12	56,894	902,346	3.1	111,531
Portugal	672,345	-	56,107	728,452	2.5	56,107
Argentina (1)	78,811	-	-	78,811	0	54,735
Central Bank	51,414	-	-	51,414	0.2	51,414
National Treasury	27,397	-	-	27,397	0.1	3,321
Germany	-	-	-	-	-	-
Mexico	35,144	8	789	35,941	0.1	689
United States	31,962	-	(2)	31,960	0.1	-
Other	27,178	4	-	27,182	0.1	-
PRIVATE SECURITIES	9,376,127	23,251	126,593	9,525,971	32.5	1,609,298
Bank Deposit Certificates	3,791,708	-	15,156	3,806,864	13.0	480,852
Shares in Publicly-Traded Companies	489,373	4,178	76,649	570,200	1.9	570,200
Debentures	1,056,364	100	6,697	1,063,161	3.6	7,361
Promissory Notes	445,709	-	-	445,709	1.5	140,698
Mortgage Bills	134,549	-	-	134,549	0.5	-
Rural Producer Cell	31,717	181	-	31,898	0.1	10,063
Fixed Income Funds	240,777	-	-	240,777	0.8	238,060
Overseas Variable Income Funds	38,108	-	(62)	38,046	0.1	38,046
Variable Income Funds	52,226	-	22,234	74,460	0.3	74,460
Euro Bonds and Others	2,946,596	7,251	5,666	2,959,513	10.1	37,820
Real Estate Receivable Certificates	122,533	10,682	255	133,470	0.5	-
Other	26,467	859	(2)	27,324	0.1	11,738
PGBL/VGBL Funds Quotas (2)	4,716,047	-	-	4,716,047	16.1	4,716,047
SUBTOTAL - MARKETABLE SECURITIES	27,345,404	25,310	712,421	28,083,135	95.7	6,935,334
Trading securities	12,191,745	25,310	-	12,217,055	41.6	5,549,236
Securities available for sale	11,430,462	-	712,421	12,142,883	41.4	1,178,021
Securities held up to maturity	3,723,197	-	-	3,723,197	12.7	208,077
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	1,203,285	60,039	-	1,263,324	4.3	258,293
TOTAL	28,548,689	85,349	712,421	29,346,459	100.0	7,193,627
						24.6%
Additional allowance (exceeding minimum required)				(545,000)
TOTAL MARKETABLE SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS (ASSETS)				28,801,459

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(840,267)	(17,654)	-	(857,921)	100.0	(169,159)

	3/31/2004

	31 - 90	91 - 180	181 - 365	366 - 720	Over 720

PUBLIC SECURITIES - DOMESTIC	743,870	1,439,504	827,575	3,208,310	6,221,054
Financial Treasury Bills	584,830	112,110	318,957	1,059,209	1,478,104
National Treasury Bills	-	896,019	208,049	675,406	-
National Treasury Notes	-	-	106,168	457,405	2,838,316
National Treasury Notes - M	-	-	13,447	26,894	94,129
Central Bank Notes	153,384	421,249	-	890,576	45,626
National Treasury/Securitization	309	1,103	12,922	65,272	91,344
Brazilian External Debt Bonds	5,347	7,441	136,525	8,398	1,671,401
Other	-	1,582	31,507	25,150	2,134
PUBLIC - FOREIGN	34,022	99,589	45,198	108,505	503,501
Portugal	1,815	99,271	44,540	92,769	433,950
Argentina (1)	12	-	-	-	24,064
Central Bank	-	-	-	-	-
National Treasury	12	-	-	-	24,064
Germany	-	-	-	-	-
Mexico	220	317	-	15,736	18,979
United States	31,960	-	-	-	-
Other	15	1	658	-	26,508
PRIVATE SECURITIES	773,845	1,692,338	720,157	1,213,869	3,516,464
Bank Deposit Certificates	531,972	1,387,623	409,013	415,432	581,972
Shares in Publicly-Traded Companies	-	-	-	-	-
Debentures	1,188	60,116	85,829	46,810	861,857
Promissory Notes	134,394	150,177	20,440	-	-
Mortgage Bills	-	-	-	78,915	55,634
Rural Producer Cell	14,586	4,826	2,423	-	-
Fixed Income Funds	-	-	2,139	578	-
Overseas Variable Income Funds	-	-	-	-	-
Variable Income Funds	-	-	-	-	-
Euro Bonds and Others	89,234	89,596	200,313	672,134	1,870,416
Real Estate Receivable Certificates	-	-	-	-	133,470
Other	2,471	-	-	-	13,115
PGBL/VGBL Funds Quotas (2)	-	-	-	-	-
SUBTOTAL - MARKETABLE SECURITIES	1,551,737	3,231,431	1,592,930	4,530,684	10,241,019
Trading securities	1,200,690	2,529,197	434,105	911,351	1,592,476
Securities available for sale	346,081	690,418	1,110,971	2,578,035	6,239,357
Securities held up to maturity	4,966	11,816	47,854	1,041,298	2,409,186
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	267,001	202,025	271,296	152,748	111,961
TOTAL	1,818,738	3,433,456	1,864,226	4,683,432	10,352,980

	6.2%	11.7%	6.4%	16.0%	35.3%
Additional allowance (exceeding minimum required)
TOTAL MARKETABLE SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS (ASSETS)

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(138,155)	(150,309)	(207,382)	(147,456)	(45,460)

3/31/2003

Market value

PUBLIC SECURITIES - DOMESTIC	12,543,441
Financial Treasury Bills	4,439,212
National Treasury Bills	398,622
National Treasury Notes	4,121,706
National Treasury Notes - M	144,670
Central Bank Notes	1,969,999
National Treasury/Securitization	190,972
Brazilian External Debt Bonds	1,255,713
Other	22,547
PUBLIC - FOREIGN	1,023,158
Portugal	759,368
Argentina (1)	117,154
Central Bank	52,078
National Treasury	65,076
Germany	61,586
Mexico	28,597
United States	26,787
Other	29,666
PRIVATE SECURITIES	9,141,578
Bank Deposit Certificates	2,605,432
Shares in Publicly-Traded Companies	337,166
Debentures	1,343,762
Promissory Notes	371,822
Mortgage Bills	49,908
Rural Producer Cell	76,653
Fixed Income Funds	41,447
Overseas Variable Income Funds	118,263
Variable Income Funds	68,816
Euro Bonds and Others	2,757,899
Real Estate Receivable Certificates	1,106,029
Other	264,381
PGBL/VGBL Funds Quotas (2)	1,673,288
SUBTOTAL - MARKETABLE SECURITIES	24,381,465
Trading securities	8,843,681
Securities available for sale	14,522,127
Securities held up to maturity	1,015,657
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	2,155,698
TOTAL	26,537,163

Additional allowance (exceeding minimum required)	(545,000)
TOTAL MARKETABLE SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS (ASSETS)	25,992,163

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(1,276,691)

(1) Includes mandatory acquisition in order to be compliant with deposit requirements R$ 59,562 (R$ 52,526 at 3/31/2003) and bonus to compensate losses associated to loans and leases pesification R$ 19,249 (R$ 64,628 at 3/31/2003).
(2) Portfolios of PGBL and VGBL pension plans owned by customers and recorded as marketable securities, in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	65

b) Trading Securities
See below the composition of the trading securities portfolio by type of securities, stated at its cost and market value, and by maturity term.

	3/31/2004

	Cost	Adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90

PUBLIC SECURITIES - DOMESTIC	3,212,568	2,047	3,214,615	26.3	8,737	569,073
Financial Treasury Bills	970,972	16	970,988	7.9	9	566,997
National Treasury Bills	1,490,372	4,272	1,494,644	12.2	70	-
National Treasury Notes	337,250	(535)	336,715	2.8	-	-
Central Bank Notes	33,903	1,399	35,302	0.3	-	1,669
National Treasury/Securitization	9,232	513	9,745	0.1	1,024	26
Brazilian External Debt Bonds	355,850	(3,618)	352,232	2.9	7,634	381
Other	14,989	-	14,989	0.1	-	-
PUBLIC BONDS - FOREIGN	20,814	12	20,826	0.2	-	235
Germany	-	-	-	-	-	-
Mexico	19,508	8	19,516	0.2	-	220
Other	1,306	4	1,310	0.0	-	15
PRIVATE SECURITIES	4,242,316	23,251	4,265,567	34.9	824,452	631,382
Bank Deposit Certificates	2,525,952	-	2,525,952	20.7	308,477	531,257
Shares in Publicly-traded Companies	205,754	4,178	209,932	1.7	209,932	-
Debentures	355,117	100	355,217	2.9	3,838	1,181
Promissory Notes	264,595	-	264,595	2.2	58,579	73,618
Rural Producer Certificate	31,717	181	31,898	0.3	10,063	14,586
Fixed Income Funds	231,563	-	231,563	1.9	231,563	-
Eurobonds and others	539,069	7,251	546,320	4.5	771	8,335
Real Estate Receivable Certificates	72,705	10,682	83,387	0.7	-	-
Other	15,844	859	16,703	0.1	1,229	2,405
PGBL/VGBL FUNDS	4,716,047	-	4,716,047	38.6	4,716,047	-
TOTAL	12,191,745	25,310	12,217,055	100.0	5,549,236	1,200,690

					45.4%	9.8%

	3/31/2004				3/31/2003

	91 - 180	181 - 365	366 - 720	Over 720	Market value

PUBLIC SECURITIES - DOMESTIC	1,005,227	236,299	809,009	586,270	3,416,213
Financial Treasury Bills	103,206	140,854	129,338	30,584	1,484,039
National Treasury Bills	895,973	11,495	587,106	-	398,622
National Treasury Notes	-	78,059	47,257	211,399	654,174
Central Bank Notes	3,743	-	24,760	5,130	196,998
National Treasury/Securitization	561	2,665	2,073	3,396	-
Brazilian External Debt Bonds	1,112	1,080	8,398	333,627	679,472
Other	632	2,146	10,077	2,134	2,908
PUBLIC BONDS - FOREIGN	318	658	-	19,615	70,098
Germany	-	-	-	-	61,586
Mexico	317	-	-	18,979	8,489
Other	1	658	-	636	23
PRIVATE SECURITIES	1,523,652	197,148	102,342	986,591	3,684,082
Bank Deposit Certificates	1,328,314	147,400	5	210,499	2,372,563
Shares in Publicly-traded Companies	-	-	-	-	152,125
Debentures	30,028	35,766	23,973	260,431	333,972
Promissory Notes	132,398	-	-	-	168,108
Rural Producer Certificate	4,826	2,423	-	-	76,653
Fixed Income Funds	-	-	-	-	29,398
Eurobonds and others	28,086	11,559	78,364	419,205	538,424
Real Estate Receivable Certificates	-	-	-	83,387	-
Other	-	-	-	13,069	12,839
PGBL/VGBL FUNDS	-	-	-	-	1,673,288
TOTAL	2,529,197	434,105	911,351	1,592,476	8,843,681

	20.7%	3.6%	7.5%	13.0%

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	66

c) Securities available for sale
See below the composition of the available for sale securities portfolio by type, stated at its cost and market values, and by maturity term.

	3/31/2004

	Cost	Adjustment to market value (in stockholders’ equity)	Market value	%	0 - 30	31 - 90

PUBLIC SECURITIES - DOMESTIC	6,249,356	528,934	6,778,290	55.8	319,848	169,831
Financial Treasury Bills	1,762,049	31,083	1,793,132	14.8	-	17,833
National Treasury Bills	284,304	596	284,900	2.3	-	-
National Treasury Notes	1,793,535	293,955	2,087,490	17.2	-	-
Central Bank Notes	1,327,474	200,739	1,528,213	12.6	52,680	151,715
National Treasury/Securitization	162,914	(639)	162,275	1.3	46	283
Brazilian External Debt Bonds	873,696	3,200	876,896	7.2	267,122	-
Other	45,384	-	45,384	0.4	-	-
PUBLIC BONDS - FOREIGN	798,754	56,894	855,648	7.0	111,531	33,787
Portugal	672,345	56,107	728,452	6.0	56,107	1,815
Argentina	78,811	-	78,811	0.6	54,735	12
Central Bank	51,414	-	51,414	0.4	51,414	-
National Treasury	27,397	-	27,397	0.2	3,321	12
Mexico	15,636	789	16,425	0.1	689	-
United States	31,962	(2)	31,960	0.3	-	31,960
PRIVATE SECURITIES	4,382,352	126,593	4,508,945	37.1	746,642	142,463
Bank Deposit Certificates	1,248,391	15,156	1,263,547	10.4	172,375	715
Shares in Publicly-traded Companies	283,619	76,649	360,268	3.0	360,268	-
Debentures	391,974	6,697	398,671	3.3	-	7
Promissory Notes	181,114	-	181,114	1.5	82,119	60,776
Mortgage Bills	134,549	-	134,549	1.1	-	-
Fixed Income Funds	9,214	-	9,214	0.1	6,497	-
Overseas Fixed Income Funds	6,405	(62)	6,343	0.1	6,343	-
Variable Income Funds	52,226	22,234	74,460	0.6	74,460	-
Eurobonds and others	2,014,409	5,666	2,020,075	16.6	34,071	80,899
Real Estate Receivables Certificates	49,828	255	50,083	0.4	-	-
Other	10,623	(2)	10,621	0.1	10,509	66
SUBTOTAL	11,430,462	712,421	12,142,883	100.0	1,178,021	346,081

Deferred taxes		(282,356)			9.7%	2.9%
Minority interest		(49,779)
Adjustment of securities reclassified to securities held to maturity		107,320
Adjustment to ITAÚ-BBA and FIAT before acquisition		27,437
ADJUSTMENT TO MARKET VALUE (Securities)		515,043

	3/31/2004				3/31/2003

	91 - 180	181 - 365	366 - 720	Over 720	Market value

PUBLIC SECURITIES - DOMESTIC	427,948	560,787	1,373,957	3,925,919	8,476,613
Financial Treasury Bills	8,904	161,061	157,814	1,447,520	2,950,951
National Treasury Bills	46	196,554	88,300	-	-
National Treasury Notes	-	28,109	183,755	1,875,626	3,145,619
Central Bank Notes	417,506	-	865,816	40,496	1,773,001
National Treasury/Securitization	542	10,257	63,199	87,948	190,972
Brazilian External Debt Bonds	-	135,445	-	474,329	396,431
Other	950	29,361	15,073	-	19,639
PUBLIC BONDS - FOREIGN	99,271	44,540	108,505	458,014	896,630
Portugal	99,271	44,540	92,769	433,950	759,368
Argentina	-	-	-	24,064	117,154
Central Bank	-	-	-	-	52,078
National Treasury	-	-	-	24,064	65,076
Mexico	-	-	15,736	-	20,108
United States	-	-	-	-	-
PRIVATE SECURITIES	163,199	505,644	1,095,573	1,855,424	5,148,884
Bank Deposit Certificates	59,309	244,248	415,427	371,473	232,869
Shares in Publicly-traded Companies	-	-	-	-	185,041
Debentures	29,564	50,063	16,034	303,003	791,681
Promissory Notes	17,779	20,440	-	-	203,714
Mortgage Bills	-	-	78,915	55,634	49,908
Fixed Income Funds	-	2,139	578	-	12,049
Overseas Fixed Income Funds	-	-	-	-	88,926
Variable Income Funds	-	-	-	-	68,816
Eurobonds and others	56,547	188,754	584,619	1,075,185	2,158,309
Real Estate Receivables Certificates	-	-	-	50,083	1,106,029
Other	-	-	-	46	251,542
SUBTOTAL	690,418	1,110,971	2,578,035	6,239,357	14,522,127

Deferred taxes	5.7%	9.1%	21.2%	51.4%
Minority interest
Adjustment of securities reclassified to securities held to maturity
Adjustment to ITAÚ-BBA and FIAT before acquisition
ADJUSTMENT TO MARKET VALUE (Securities)

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	67

d) Securities held to maturity
See below the composition of held to maturity securities portfolio by type, stated at its cost and by maturity term. The carrying value includes R$ 107,320, not considered on results, relating to market adjustment of the reclassified securities up to 12/31/2003. The securities classified under this category, if stated at market value, would present a positive adjustment of R$ 147,777 (negative adjustment of R$ 50,216 at 3/31/2003).

	3/31/2004

	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365

PUBLIC SECURITIES - DOMESTIC	2,945,866	79.1	169,873	4,966	6,329	30,489
Financial Treasury Bills	789,099	21.2	-	-	-	17,042
National Treasury Notes (1)	977,684	26.3	-	-	-	-
National Treasury Notes - M (2)	147,917	4.0	13,447	-	-	13,447
Brazilian External Debt Bonds	1,031,166	27.7	156,426	4,966	6,329	-
PUBLIC BONDS - FOREIGN	25,872	0.7	-	-	-	-
United States	-	-	-	-	-	-
Other	25,872	0.7	-	-	-	-
PRIVATE SECURITIES	751,459	20.2	38,204	-	5,487	17,365
Bank Deposit Certificates (1)	17,365	0.5	-	-	-	17,365
Debentures (1)	309,273	8.3	3,523	-	524	-
Overseas Fixed Income Funds	31,703	0.9	31,703	-	-	-
Eurobonds and others	393,118	10.6	2,978	-	4,963	-
Other	-	-	-	-	-	-
TOTAL (1)	3,723,197	100.0	208,077	4,966	11,816	47,854

			5.6%	0.1%	0.3%	1.3%

	3/31/2004		3/31/2003

	366 - 720	Over 720	Carrying value

PUBLIC SECURITIES - DOMESTIC	1,025,344	1,708,865	650,615
Financial Treasury Bills	772,057	-	4,222
National Treasury Notes (1)	226,393	751,291	321,913
National Treasury Notes - M (2)	26,894	94,129	144,670
Brazilian External Debt Bonds	-	863,445	179,810
PUBLIC BONDS - FOREIGN	-	25,872	56,430
United States	-	-	26,787
Other	-	25,872	29,643
PRIVATE SECURITIES	15,954	674,449	308,612
Bank Deposit Certificates (1)	-	-	-
Debentures (1)	6,803	298,423	218,109
Overseas Fixed Income Funds	-	-	-
Eurobonds and others	9,151	376,026	61,166
Other	-	-	29,337
TOTAL (1)	1,041,298	2,409,186	1,015,657

	28.0%	64.7%

(1) Includes investments of Itaú Previdência e Seguros S.A. in the amount of R$ 816,290.
(2) All securities are nominative and cannot be sold.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	68

e) Derivative Financial Instruments
See below the composition of derivative financial instruments (assets and liabilities) by type, stated at cost and by maturity term.

	3/31/2004

	Cost	Adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90

ASSETS
Option premiums	155,752	(52,033)	103,719	8.2	3,083	17,586
Term operations	84,964	167	85,131	6.7	55,516	29,598
Swaps - difference receivable	713,550	110,139	823,689	65.2	82,225	129,312
Other	249,019	1,766	250,785	19.9	117,469	90,505
Total	1,203,285	60,039	1,263,324	100.0	258,293	267,001
					20.4%	21.1%
LIABILITIES
Option premiums	(203,234)	79,724	(123,510)	14.4	(3,757)	(14,063)
Swaps - difference payable	(442,963)	(97,766)	(540,729)	63.0	(52,731)	(86,303)
Other	(194,070)	388	(193,682)	22.6	(112,671)	(37,789)
Total	(840,267)	(17,654)	(857,921)	100.0	(169,159)	(138,155)

					19.7%	16.1%

	3/31/2004				3/31/2003
	91 - 180	181 - 365	366 - 720	Over 720	Market value

ASSETS
Option premiums	18,715	64,079	256	-	190,826
Term operations	17	-	-	-	126,255
Swaps - difference receivable	168,448	179,582	152,289	111,833	1,781,230
Other	14,845	27,635	203	128	57,387
Total	202,025	271,296	152,748	111,961	2,155,698
	16.0%	21.5%	12.1%	8.9%
LIABILITIES
Option premiums	(30,356)	(75,334)	-	-	(152,226)
Swaps - difference payable	(107,217)	(102,803)	(146,676)	(44,999)	(1,081,920)
Other	(12,736)	(29,245)	(780)	(461)	(42,545)
Total	(150,309)	(207,382)	(147,456)	(45,460)	(1,276,691)

	17.5%	24.2%	17.2%	5.3%

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	69

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING CONSOLIDATED is fully involved in the operation of derivative markets, either in complying with the growing clients’ needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.
The derivatives negotiated by the Bank are purchased for two basic purposes:
•	Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
•	Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. It carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.
The main risk factors of the derivatives assumed at March 31, 2004 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situation.
Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:
•	Futures and Forward Contracts: quotes on the stock exchanges;
•
Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;

•	Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums in balance sheet accounts.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	70

	MEMORANDUM ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE/ RECEIVED (PAYABLE/PAID)	ADJUSTMENT TO MARKET VALUE	MARKET VALUE

	3/31/2004	3/31/2003	3/31/2004	3/31/2004	3/31/2004	3/31/2003

Future contracts	43,571,429	30,976,186	(17,085)	-	(17,085)	(5,272)
Purchase commitments	20,544,493	17,532,430	(4,719)	-	(4,719)	(1,129)
Foreign currency	5,000,330	1,351,498	4,080	-	4,080	(1,864)
Interbank market	2,392,195	11,511,094	-	-	-	(746)
Indices	12,981,697	4,669,838	-	-	-	1,481
Shares	21,558	-	-	-	-	-
Other	148,713	-	(8,799)	-	(8,799)	-
Commitments to sell	23,026,936	13,443,756	(12,366)	-	(12,366)	(4,143)
Foreign currency	6,767,122	1,382,407	(11,485)	-	(11,485)	(2,697)
Interbank market	6,704,493	7,857,578	-	-	-	153
Indices	8,421,421	4,042,735	-	-	-	(2,128)
Shares	-	47,467	-	-	-	641
Other	1,133,900	113,569	(881)	-	(881)	(112)
Swap contracts			270,587	12,373	282,960	699,310
Asset position	32,069,010	28,100,061	713,550	110,139	823,689	1,781,230
Foreign currency	8,603,760	11,055,825	119,871	121,860	241,731	1,571,881
Interbank market	13,513,370	13,183,717	489,297	(119,853)	369,444	121,066
Fixed rate	4,786,387	1,358,960	68,365	75,892	144,257	43,756
Indices	5,153,548	1,504,587	25,437	32,240	57,677	38,979
Shares	-	3,193	-	-	-	77
Other	11,945	993,779	10,580	-	10,580	5,471
Liability position	31,798,423	27,312,698	(442,963)	(97,766)	(540,729)	(1,081,920)
Foreign currency	9,999,268	11,782,031	(79,429)	(44,124)	(123,553)	(894,103)
Interbank market	13,727,392	9,045,435	(187,982)	36,813	(151,169)	(23,846)
Fixed rate	3,026,403	3,418,545	(109,868)	(57,819)	(167,687)	(81,319)
Indices	4,860,324	2,430,064	(56,316)	(32,636)	(88,952)	(54,385)
Other	185,036	636,623	(9,368)	-	(9,368)	(28,267)
Option contracts	25,439,695	8,943,314	(47,482)	27,691	(19,791)	(38,600)
Purchase commitments - purchased	10,694,054	3,337,743	137,791	(41,454)	96,337	(159,913)
Foreign currency	4,936,483	1,024,413	123,960	(50,389)	73,571	(34,397)
Interbank market	-	-	1,267	-	1,267	-
Fixed rate	-	265,901	2,503	-	2,503	(4,884)
Indices	5,182,094	16,950	4,108	(3,954)	154	(415)
Shares	60,165	519,926	3,566	13,408	16,974	(43,026)
Other	515,312	1,510,553	2,387	(519)	1,868	(77,191)
Commitments to sell - sold position	2,466,694	2,428,251	17,961	(10,579)	7,382	(30,913)
Foreign currency	874,432	660,750	6,303	(3,106)	3,197	(21,215)
Fixed rate	55,855	-	39	(34)	5	-
Indices	346,141	-	5,084	(2,755)	2,329	-
Shares	17,353	69,751	464	(81)	383	(6,822)
Other	1,172,913	1,697,750	6,071	(4,603)	1,468	(2,876)
Purchase position - sold position	9,963,744	1,338,145	(158,950)	52,355	(106,595)	95,103
Foreign currency	5,660,249	691,503	(145,987)	45,768	(100,219)	37,328
Indices	4,193,794	-	(9,076)	4,884	(4,192)	-
Shares	19,426	79,197	(1,002)	401	(601)	3,567
Other	90,275	567,445	(2,885)	1,302	(1,583)	54,208
Commitments to sell - sold position	2,315,203	1,839,175	(44,284)	27,369	(16,915)	57,123
Foreign currency	1,662,157	349,500	(34,985)	20,050	(14,935)	12,826
Fixed rate	-	188,459	-	-	-	5,500
Indices	267,730	-	(4,056)	3,105	(951)	-
Shares	34,176	371,148	(1,954)	1,415	(539)	36,768
Other	351,140	930,068	(3,289)	2,799	(490)	2,029
Term -Sales receivable - shares			84,964	167	85,131	126,255
Other derivative financial instruments	4,512,191	4,825,839	54,949	2,154	57,103	14,842
Asset position	2,995,357	1,959,265	249,019	1,766	250,785	57,387
Liability position	1,516,834	2,866,574	(194,070)	388	(193,682)	(42,545)
		ASSET	1,203,285	60,039	1,263,324	2,155,698
		LIABILITY	(840,267)	(17,654)	(857,921)	(1,276,691)
		TOTAL	363,018	42,385	405,403	879,007

Derivative contracts mature in days as follows:

Clearing	0 - 30	31 - 180	181 -365	Over 365	3/31/2004	3/31/2003
Futures	8,058,811	16,991,017	8,463,733	10,057,868	43,571,429	30,976,186
Swaps	4,508,389	11,708,106	7,805,188	7,333,777	31,355,460	26,065,284
Options	4,826,489	12,137,781	8,077,776	397,649	25,439,695	8,943,314
Other derivative financial instruments	1,218,754	1,701,659	455,800	1,135,978	4,512,191	4,825,839

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	71

f) Changes in the adjustment to market value for the period

	1/01 to 3/31/2004	1/01 to 3/31/2003

Opening balance	403,484	(1,293,263)
Balance arising from acquisitions	-	1,952
Adjustment with impact on:
Net income	(120,739)	481,523
Stockholders’ equity	(8,600)	473,002
Write-offs:
Net income	(1,615)	(5,027)
Stockholders’ equity	(37,414)	(4,031)
Closing balance	235,116	(345,844)
Adjustment to market value	780,116	199,156

Trading securities	25,310	13,383
Securities available for sale	712,421	261,212
Derivative financial instruments (Assets and liabilities)	42,385	(75,439)
Additional provision (*)	(545,000)	(545,000)

(*) Additional provision aims to cover risks of current and future fluctuation in the prices, considering the high volatility scenarios seen in the course of last years in the local and international markets.
The following table shows the changes in the additional provision for securities and the unrealized income regarding securities available for sale and securities held to maturity:

	3/31/2004	3/31/2003

Additional provision	545,000	545,000
Adjustment to securities available for sale - stockholders’ equity	712,421	261,212
Adjustment to securities held to maturity (*)	255,097	(50,216)

Total unrealized income	1,512,518	755,996

(*) On March 31, 2004, it includes the amount of R$ 107,320 of the adjustment to securities market reclassified up to December 31, 2003, and not recognized in results.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	72

NOTE 7 - LOAN AND LEASE PORTFOLIO

a) Loan and lease portfolio by risk level
I- Composition by type of operation and risk level

Risk levels	3/31/2004

	AA	A	B	C	D

Loan operations	4,636,509	14,401,701	8,155,066	1,585,633	1,531,433
Loans and discounted trade receivables	1,953,436	6,818,943	5,231,215	920,666	839,959
Financing	2,110,958	6,565,700	1,832,662	368,749	347,430
Farming and agribusiness industries	570,806	668,420	229,781	28,811	10,153
Real estate financing	1,309	348,638	861,408	267,408	333,891
Leasing operations	58,743	960,854	317,402	86,956	100,800
Credit card operations	-	44,056	2,307,219	115,785	222,783
Advances on exchange contracts (1)	163,938	706,070	563,729	64,984	2,297
Other receivables (2)	231	23,823	76,825	5,341	13,280
Total	4,859,421	16,136,504	11,420,241	1,858,699	1,870,593

Guarantees and sureties (3)
Total with guarantees and sureties	4,859,421	16,136,504	11,420,241	1,858,699	1,870,593

Total - 3/31/2003	8,894,176	12,230,516	9,812,791	3,741,755	2,244,625

Risk levels	3/31/2004

	E	F	G	H	Total

Loan operations	809,489	680,752	109,703	787,452	32,697,738
Loans and discounted trade receivables	525,901	567,954	67,684	364,721	17,290,479
Financing	54,212	62,693	23,244	309,653	11,675,301
Farming and agribusiness industries	194,770	1,372	310	30,324	1,734,746
Real estate financing	34,606	48,733	18,465	82,754	1,997,212
Leasing operations	6,289	10,534	2,111	27,174	1,570,863
Credit card operations	112,754	44,322	16,481	95,287	2,958,687
Advances on exchange contracts (1)	2,310	727	60	5,232	1,509,347
Other receivables (2)	754	887	1,584	11,502	134,227
Total	931,596	737,222	129,939	926,647	38,870,862

Guarantees and sureties (3)					5,885,433
Total with guarantees and sureties	931,596	737,222	129,939	926,647	44,756,295

Total - 3/31/2003	884,556	788,455	162,032	958,726	39,717,632

Risk levels	3/31/2003

Total

Loan operations	33,644,185
Loans and discounted trade receivables	18,403,523
Financing	10,800,755
Farming and agribusiness industries	2,172,841
Real estate financing	2,267,066
Leasing operations	941,639
Credit card operations	2,618,038
Advances on exchange contracts (1)	2,354,618
Other receivables (2)	159,152
Total	39,717,632

Guarantees and sureties (3)	6,672,432
Total with guarantees and sureties	46,390,064

Total - 3/31/2003

(1) Includes Advances on Export Contracts and Income Receivable from Advances Granted, reclassified from Other Receivables / Payables - Exchange Portfolio (Note 8).
(2) Includes Securities and Credits Receivable, Receivables on Purchase of Assets and Guarantees and Sureties honored.
(3) Recorded in Memorandum Accounts.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	73

II- Composition by maturity and risk level

	03/31/2004

	AA	A	B	C	D	E	F

	ABNORMAL SITUATION (1) (2)

Falling due installments	-	-	261,198	218,150	320,051	127,342	170,655
01 to 30	-	-	15,659	13,533	16,718	11,795	13,364
31 to 60	-	-	12,566	11,375	14,299	9,737	11,407
61 to 90	-	-	13,007	10,428	13,305	9,147	10,461
91 to 180	-	-	32,071	28,967	36,701	24,221	29,230
181 to 365	-	-	53,511	47,917	57,540	29,770	44,034
Over 365	-	-	134,384	105,930	181,488	42,672	62,159
Overdue installments	-	-	52,367	104,404	228,412	102,647	140,080
01 to 14	-	-	923	6,434	6,160	3,988	5,060
15 to 30	-	-	51,444	19,815	54,915	21,849	17,115
31 to 60	-	-	-	78,155	55,341	22,848	39,423
61 to 90	-	-	-	-	111,996	13,258	15,912
91 to 180	-	-	-	-	-	40,704	62,570
181 to 365	-	-	-	-	-	-	-
Over 365	-	-	-	-	-	-	-

SUBTOTAL	-	-	313,565	322,554	548,463	229,989	310,735
SPECIFIC PROVISION	-	-	(3,136)	(9,677)	(54,846)	(68,996)	(155,368)

SUBTOTAL 3/31/2003	-	-	351,643	336,975	515,330	248,809	434,358

	NORMAL SITUATION

Falling due installments	4,852,885	16,074,330	11,017,020	1,513,867	1,268,611	681,968	414,587
01 to 30	878,902	2,661,604	3,979,460	475,089	426,327	136,755	60,730
31 to 60	430,294	1,500,033	1,035,381	189,950	73,769	37,328	24,408
61 to 90	337,620	1,202,152	946,341	145,987	56,078	34,596	23,485
91 to 180	841,009	2,068,134	1,197,946	129,997	133,627	105,321	61,133
181 to 365	739,464	2,671,793	1,128,532	144,565	188,599	105,777	101,242
Over 365	1,625,596	5,970,614	2,729,360	428,279	390,211	262,191	143,589
Overdue up to 14 days	6,536	62,175	89,655	22,278	53,519	19,638	11,901

SUBTOTAL	4,859,421	16,136,504	11,106,675	1,536,145	1,322,130	701,607	426,487
GENERIC PROVISION	-	(80,683)	(111,067)	(46,084)	(132,213)	(210,482)	(213,244)

SUBTOTAL 3/31/2003	8,894,176	12,230,516	9,461,148	3,404,780	1,729,295	635,747	354,097

TOTAL	4,859,421	16,136,504	11,420,241	1,858,699	1,870,593	931,596	737,222
EXISTING PROVISION	-	(138,102)	(288,236)	(143,316)	(470,430)	(442,955)	(487,818)
Minimum required provision (3)	-	(80,683)	(114,202)	(55,761)	(187,059)	(279,478)	(368,611)
Excess provision (4)	-	(57,419)	(174,034)	(87,555)	(283,371)	(163,478)	(119,207)

TOTAL 3/31/2003	8,894,176	12,230,516	9,812,791	3,741,755	2,244,625	884,556	788,455
EXISTING PROVISION 3/31/2003	-	(105,849)	(339,987)	(338,090)	(506,970)	(351,289)	(413,495)
Minimum required provision (3)	-	(61,153)	(98,127)	(169,548)	(224,464)	(265,368)	(394,229)
Excess provision (4)	-	(44,696)	(241,860)	(168,542)	(282,506)	(85,921)	(19,266)

	03/31/2004			03/31/2003

	G	H	Total	Total

	ABNORMAL SITUATION (1) (2)

Falling due installments	55,097	295,789	1,448,282	1,470,166
01 to 30	3,863	16,758	91,690	88,848
31 to 60	3,533	12,522	75,439	74,578
61 to 90	3,277	11,451	71,076	68,523
91 to 180	8,781	44,181	204,152	194,633
181 to 365	12,299	65,389	310,460	299,513
Over 365	23,344	145,488	695,465	744,071

Overdue installments	66,575	504,107	1,198,592	1,289,948
01 to 14	1,555	4,190	28,310	31,825
15 to 30	2,400	54,414	221,952	154,144
31 to 60	4,243	22,693	222,703	192,065
61 to 90	4,799	13,919	159,884	160,277
91 to 180	53,578	73,306	230,158	442,982
181 to 365	-	233,189	233,189	270,822
Over 365	-	102,396	102,396	37,833

SUBTOTAL	121,672	799,896	2,646,874	2,760,114
SPECIFIC PROVISION	(85,170)	(799,896)	(1,177,089)	(1,184,044)

SUBTOTAL 3/31/2003	153,129	719,870	2,760,114

	NORMAL SITUATION

Falling due installments	7,511	115,204	35,945,984	36,640,588
01 to 30	2,261	36,358	8,657,486	8,597,111
31 to 60	390	6,562	3,298,115	3,174,690
61 to 90	324	12,181	2,758,764	3,055,995
91 to 180	814	13,313	4,551,294	5,106,595
181 to 365	1,239	18,032	5,099,244	5,752,953
Over 365	2,483	28,758	11,581,081	10,953,245
Overdue up to 14 days	756	11,546	278,004	316,929

SUBTOTAL	8,267	126,750	36,223,988	36,957,518
GENERIC PROVISION	(5,787)	(126,750)	(926,310)	(1,100,994)

SUBTOTAL 3/31/2003	8,903	238,856	36,957,518

TOTAL	129,939	926,646	38,870,862	39,717,632
EXISTING PROVISION	(121,861)	(1,010,681)	(3,103,399)	(3,128,110)
Minimum required provision (3)	(90,958)	(926,646)	(2,103,399)	(2,285,038)
Excess provision (4)	(30,903)	(84,035)	(1,000,000)	(843,072)

TOTAL 3/31/2003	162,032	958,726	39,717,632
EXISTING PROVISION 3/31/2003	(113,704)	(958,726)	(3,128,110)
Minimum required provision (3)	(113,423)	(958,726)	(2,285,038)
Excess provision (4)	(281)	-	(843,072)

(1) For operations with installments overdue over 14 days or of the responsibility of companies involved in a composition with creditors or bankruptcy.
(2) The balance of the non-accrual operations total R$ 1,538,012 (R$ 1,651,549 at March 31,2003).
(3) The policy not to use the AA risk classification for small and medium size companies and also for individuals was mantained. As a result, all loan operations carried out with clients classified in these segments are charged by the constitution of provision upon the extension of credit.
(4) Allocated at BACEN’s request, in order to explain, at each risk level, the excess measured through the use of models and statistics for the evaluation of the portfolios under conditions of “stress” of the economic scenario.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	74

b) Composition by sectors

	3/31/2004%		3/31/2003%

PUBLIC SECTOR	1,155,008	3.0	972,830	2.4
Chemical and petrochemical	398,845	1.0	560,089	1.4
Other	756,163	2.0	412,741	1.0
PRIVATE SECTOR	37,715,854	97.0	38,744,802	97.6
CORPORATE ENTITY	22,718,697	58.4	24,238,669	61.0
INDUSTRY	10,736,735	27.6	11,605,263	29.2
Food and beverage	1,836,107	4.7	2,142,431	5.4
Steel and metallurgy	1,410,361	3.6	1,534,345	3.9
Chemical and petrochemical	1,957,488	5.0	2,398,978	6.0
Electrical and electronic	554,195	1.4	441,105	1.1
Paper and pulp	709,012	1.8	893,527	2.2
Light and heavy vehicles	277,943	0.7	614,080	1.5
Textile and clothing	446,539	1.2	453,011	1.1
Mechanics	243,160	0.6	187,496	0.5
Tobacco	489,795	1.3	429,072	1.1
Fertilizers, insecticides and crop protection	766,830	2.0	524,639	1.3
Autoparts and accessories	343,131	0.9	437,993	1.1
Construction material	470,907	1.2	651,113	1.6
Pharmaceuticals	146,381	0.4	55,848	0.1
Wood and furniture	303,668	0.8	289,405	0.7
Tractors and agribusiness machinery	188,210	0.5	200,419	0.5
Other	593,008	1.5	351,800	0.9
Commerce	2,528,204	6.5	2,126,311	5.4
Retailers	1,960,183	5.0	1,682,447	4.2
Wholesale	351,464	0.9	307,017	0.8
Other	216,557	0.6	136,847	0.3
SERVICES	7,562,652	19.5	8,853,087	22.3
Telecommunications	1,952,012	5.0	2,772,962	7.0
Electrical energy generation and distribution	1,883,977	4.9	2,109,353	5.3
Financial	593,069	1.5	1,051,001	2.6
Service companies	999,171	2.6	648,948	1.6
Contractors and real estate agents	430,726	1.1	674,179	1.7
Real estate financing (company)	77,747	0.2	113,424	0.3
Public services and concessionaires	396,181	1.1	386,334	1.0
Transportation	361,277	0.9	302,923	0.8
Communications	72,352	0.2	158,792	0.4
Others	796,140	2.0	635,171	1.6
PRIMARY SECTOR	1,727,879	4.4	1,523,352	3.8
Mining	277,835	0.7	198,435	0.5
Farming and live stock	1,401,668	3.6	1,303,068	3.3
Other	48,376	0.1	21,849	0.1
OTHER	163,227	0.4	130,656	0.3
INDIVIDUALS	14,997,157	38.6	14,506,133	36.5
Credit cards	2,958,687	7.6	2,618,038	6.6
Real estate financing	1,919,464	4.9	2,153,642	5.4
Consumer loans/vehicles/overdraft	10,119,006	26.1	9,734,453	24.5
TOTAL	38,870,862	100.0	39,717,632	100.0

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	75

c) Concentration of Credit (*)

	03/31/2004		03/31/2003

	Risk	% of Total	Risk	% of Total

Largest debtor	780,980	1.7	1,013,233	2.2
20 largest debtor	7,522,089	16.8	9,414,912	20.3
50 largest debtor	12,307,646	27.5	15,495,054	33.4
100 largest debtor	16,321,440	36.5	20,375,870	43.9

(*) The amounts include endorsements and sureties.

d) Changes in the allowance for loan losses

	1/01 to 3/31/2004	1/01 to 3/31/2003

Opening balance	(3,162,967)	(3,172,145)
Balance from institutions acquired	(3,480)	(87,832)
Extraordinary result (1)	-	(101,252)
Net increase for the period	(362,996)	(448,550)
Write-Offs (2)	426,044	681,669
Closing balance	(3,103,399)	(3,128,110)
Specific allowance (3)	(1,177,089)	(1,184,044)
Generic allowance (4)	(926,310)	(1,100,994)
Additional allowance (5)	(1,000,000)	(843,072)

(1) At December 31, 2003, including the additional provision for institutions acquired.
(2) Including additional write-offs on the allowance for loan losses, for operations that management considers as having realization expectation in long-term.
(3) For operations with past due installments for over 14 days or owned by companies which are under administration or bankruptcy.
(4) For operations not covered by the previous item due to the classification of the client or operation.
(5) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management and in accordance with good banking practice, in order to cover any unexpected losses resulting from strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 190,737 as it does not consider the option established by article 5 of BACEN Resolution 2682, changed by article 2 of Bacen Resolution 2697/00, that loan operations with clients whose total liability is below R$ 50, could be assessed based on the overdue amounts.
At 3/31/2004, the balance of allowance for loan losses in relation to the credit portfolio is equivalent to 8.0% (7.9% at 3/31/2003).

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	76

e) Recovery and Renegotiation of Credits
I- Composition of expenses of allowance for loan losses

	1/01 to 3/31/2004	1/01 to 3/31/2003

Net increase for the period	(362,996)	(448,550)
Recoveries	161,085	85,890
Renegotiation	29,777	17,568
Receipt	131,308	68,322
Expense of allowance for loan losses	(201,911)	(362,660)

II- Renegotiated Credits

	3/31/2004	3/31/2003

Renegotiated credits	1,391,260	761,600
Allowance for loan losses	(384,420)	(310,548)
(%)	27.6	40.8

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	77

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	3/31/2004	3/31/2003

ASSETS - OTHER RECEIVABLES	10,787,655	8,007,101
Exchange purchase pending settlement - foreign currency (*)	4,834,938	4,365,069
Foreign currency bills exchange and term document - foreign currency	1,962	10,367
Exchange sale rights - local currency	6,062,515	3,810,926
(-) Advances received - local currency	(111,760)	(179,261)
LIABILITIES - OTHER LIABILITIES	10,873,093	8,094,416
Exchange sales pending settlement - foreign currency	5,642,534	3,723,887
Exchange purchase liabilities - local currency (*)	5,224,372	4,368,830
Other	6,187	1,699
MEMORANDUM ACCOUNTS	139,124	64,589
Outstanding import credits - foreign currency	113,284	59,544
Confirmed export credits - foreign currency	25,840	5,045

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7a l).

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	78

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	3/31/2004
	0-30	31-180	181-365	Over 365	Total	%

Deposits	30,253,107	2,135,061	1,014,124	1,203,633	34,605,925	43.3
Money market	6,271,663	10,690,349	1,323,367	3,110,175	21,395,554	26.8
Funds from acceptance and issuance of securities	105,165	554,664	950,680	1,881,313	3,491,822	4.4
Borrowings and onlendings	1,388,875	4,137,347	2,389,587	5,609,684	13,525,493	17.0
Securitization of payment orders abroad	-	117,494	278,557	1,510,313	1,906,364	2.4
Subordinated debts	-	49,809	244	4,804,596	4,854,649	6.1

TOTAL	38,018,810	17,684,724	5,956,559	18,119,714	79,779,807
% per maturity date	47.6	22.2	7.5	22.7

TOTAL - 03/31/2003	37,884,690	10,080,897	6,373,204	20,565,644	74,904,435
% per maturity date	50.5	13.5	8.5	27.5

	3/31/2003
	Total	%

Deposits	37,991,327	50.8
Money market	11,417,344	15.2
Funds from acceptance and issuance of securities	5,256,211	7.0
Borrowings and onlendings	13,931,787	18.6
Securitization of payment orders abroad	1,342,099	1.8
Subordinated debts	4,965,667	6.6

TOTAL	74,904,435
% per maturity date
TOTAL - 03/31/2003
% per maturity date

b) Deposits

	3/31/2004						3/31/2003

	0-30	31-180	181-365	Over 365	Total	%	Total	%

Demand deposits	8,797,544	-	-	-	8,797,544	25.4	7,560,972	19.9
Savings accounts	17,530,047	-	-	-	17,530,047	50.7	17,357,983	45.7
Interbank	310,457	106,659	30,467	2,931	450,514	1.3	1,042,283	2.7
Time deposits	3,615,059	2,028,402	983,657	1,200,702	7,827,820	22.6	12,030,089	31.7

TOTAL	30,253,107	2,135,061	1,014,124	1,203,633	34,605,925		37,991,327
% per maturity date	87.4	6.2	2.9	3.5

TOTAL - 3/31/2003	30,286,577	4,218,529	1,618,654	1,867,567	37,991,327
% per maturity date	79.7	11.1	4.3	4.9

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	79

c) Money market

	03/31/2004

	0 - 30	31 - 180	181 - 365	Over 365	Total	%

Own portfolio	1,733,408	1,131,065	1,323,367	3,110,175	7,298,015	34.2
Public securities	757,552	15,672	-	-	773,224	3.6
Private securities	-	-	-	-	-	0.0
Own issue	668,244	805,350	1,323,365	3,059,863	5,856,822	27.5
Foreign	307,612	310,043	2	50,312	667,969	3.1
Third-parties’ portfolio - public securities	4,098,912	-	-	-	4,098,912	19.2
Free portfolio - public securities	439,343	9,559,284	-	-	9,998,627	46.6
Unsettled repurchase	182,635	4,778,599	-	-	4,961,234	23.2
Liabilities subject to securities repurchase agreements	256,708	4,780,685	-	-	5,037,393	23.5

TOTAL - 3/31/2004	6,271,663	10,690,349	1,323,367	3,110,175	21,395,554
% per maturity date	29.3	50.0	6.2	14.5

TOTAL - 3/31/2003	5,801,094	880,289	483,144	4,252,817	11,417,344
% per maturity date	50.8	7.7	4.2	37.3

	03/31/2003
	Total	%

Own portfolio	7,914,421	69.3
Public securities	291,097	2.6
Private securities	916,080	8.0
Own issue	5,631,248	49.3
Foreign	1,075,996	9.4
Third-parties’ portfolio - public securities	3,502,923	30.7
Free portfolio - public securities	-	0.0
Unsettled repurchase	-	0.0
Liabilities subject to securities repurchase agreements	-	0.0

TOTAL - 3/31/2004	11,417,344	100.0
% per maturity date

TOTAL - 3/31/2003
% per maturity date

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	80

d) Funds from acceptances and issuance of securities

	3/31/2004
	0-30	31-180	181-365	Over 365	Total	%

FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	17,284	94,959	42,169	-	154,412	4.4
DEBENTURES	-	-	-	719,269	719,269	20.6
LIABILITIES FOR SECURITIES ABROAD	87,881	459,705	908,511	1,162,044	2,618,141	75.0
Trade Related - Issued overseas - Bankers Acceptance	-	15,054	-	-	15,054	0.4
Non-Trade Related	87,881	444,651	908,511	1,162,044	2,603,087	74.6
Issued in Brazil	17,195	48,821	20,374	16,700	103,090	3.0
Commercial Paper	3,313	-	-	-	3,313	0.1
Fixed Rate Notes	13,882	48,821	20,374	16,700	99,777	2.9
Issued overseas	70,686	395,830	888,137	1,145,344	2,499,997	71.6
Brazil Risk Note Programme	-	10,110	7,942	-	18,052	0.5
Euro CD	61,090	113,590	54,718	-	229,398	6.6
Euro Medium Term Note Programme	3,172	261,436	-	392,178	656,786	18.8
Euronotes	6,424	6,462	377,539	203,630	594,055	17.0
Fixed Rate Notes	-	2,221	447,938	514,084	964,243	27.6
Note Programme	-	2,011	-	35,452	37,463	1.1

TOTAL	105,165	554,664	950,680	1,881,313	3,491,822
% per maturity date	3.0	15.9	27.2	53.9

TOTAL - 3/31/2003	452,591	1,230,424	2,158,388	1,414,808	5,256,211
% per maturity date	8.6	23.4	41.1	26.9

	3/31/2003
	Total	%

FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	153,359	2.8
DEBENTURES	599,389	11.4
LIABILITIES FOR SECURITIES ABROAD	4,503,463	85.8
Trade Related - Issued overseas - Bankers Acceptance	356,154	6.8
Non-Trade Related	4,147,309	79.0
Issued in Brazil	1,348,546	25.7
Commercial Paper	131,011	2.5
Fixed Rate Notes	1,217,535	23.2
Issued overseas	2,798,763	53.3
Brazil Risk Note Programme	63,311	1.2
Euro CD	858,968	16.3
Euro Medium Term Note Programme	326,958	6.2
Euronotes	728,079	13.9
Fixed Rate Notes	775,325	14.8
Note Programme	46,122	0.9

TOTAL	5,256,211
% per maturity date

TOTAL - 3/31/2003
% per maturity date

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	81

e) Borrowings and onlendings

	3/31/2004						3/31/2003

	0-30	31-180	181-365	Over 365	Total	%	Total	%

BORROWINGS	1,254,259	3,673,385	1,850,408	2,294,161	9,072,213	67.2	9,379,221	67.3
Local	113,614	107,301	6,961	9,893	237,769	1.8	434,603	3.1
Foreign (*)	1,140,645	3,566,084	1,843,447	2,284,268	8,834,444	65.4	8,944,618	64.2
ONLENDINGS	134,616	463,962	539,179	3,315,523	4,453,280	32.8	4,552,566	32.7
Local Onlendings - Official Institutions	134,616	463,882	508,721	3,283,385	4,390,604	32.4	4,522,659	32.5
BNDES	69,242	307,025	335,395	2,169,584	2,881,246	21.3	3,159,964	22.7
FINAME	37,817	141,335	160,825	1,044,707	1,384,684	10.2	1,250,986	9.0
Other	27,557	15,522	12,501	69,094	124,674	0.9	111,709	0.8
Foreign	-	80	1	32,138	32,219	0.2	-	-
Interbank	-	-	30,457	-	30,457	0.2	29,907	0.2

TOTAL	1,388,875	4,137,347	2,389,587	5,609,684	13,525,493		13,931,787
% per maturity date	10.2	30.6	17.7	41.5

TOTAL - 3/31/2003	1,344,428	3,677,935	2,113,018	6,796,406	13,931,787
% per maturity date	9.6	26.4	15.2	48.8

(*) Foreign Borrowings are basically represented by investments in commercial exchange operations related to export pre-financings and import financings.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	82

c) Money market

	03/31/2004
	0 - 30	31 - 180	181 - 365	Over 365	Total	%

Own portfolio	1,733,408	1,131,065	1,323,367	3,110,175	7,298,015	34.2
Public securities	757,552	15,672	-	-	773,224	3.6
Private securities	-	-	-	-	-	0.0
Own issue	668,244	805,350	1,323,365	3,059,863	5,856,822	27.5
Foreign	307,612	310,043	2	50,312	667,969	3.1
Third-parties’ portfolio - public securities	4,098,912	-	-	-	4,098,912	19.2
Free portfolio - public securities	439,343	9,559,284	-	-	9,998,627	46.6
Unsettled repurchase	182,635	4,778,599	-	-	4,961,234	23.2
Liabilities subject to securities repurchase agreements	256,708	4,780,685	-	-	5,037,393	23.5

TOTAL - 3/31/2004	6,271,663	10,690,349	1,323,367	3,110,175	21,395,554
% per maturity date	29.3	50.0	6.2	14.5

TOTAL - 3/31/2003	5,801,094	880,289	483,144	4,252,817	11,417,344
% per maturity date	50.8	7.7	4.2	37.3

	03/31/2003
	Total	%

Own portfolio	7,914,421	69.3
Public securities	291,097	2.6
Private securities	916,080	8.0
Own issue	5,631,248	49.3
Foreign	1,075,996	9.4
Third-parties’ portfolio - public securities	3,502,923	30.7
Free portfolio - public securities	-	0.0
Unsettled repurchase	-	0.0
Liabilities subject to securities repurchase agreements	-	0.0

TOTAL - 3/31/2004	11,417,344	100.0
% per maturity date

TOTAL - 3/31/2003
% per maturity date

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	83

d) Funds from acceptances and issuance of securities

	3/31/2004
	0-30	31-180	181-365	Over 365	Total	%

FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	17,284	94,959	42,169	-	154,412	4.4
DEBENTURES	-	-	-	719,269	719,269	20.6
LIABILITIES FOR SECURITIES ABROAD	87,881	459,705	908,511	1,162,044	2,618,141	75.0
Trade Related - Issued overseas - Bankers Acceptance	-	15,054	-	-	15,054	0.4
Non-Trade Related	87,881	444,651	908,511	1,162,044	2,603,087	74.6
Issued in Brazil	17,195	48,821	20,374	16,700	103,090	3.0
Commercial Paper	3,313	-	-	-	3,313	0.1
Fixed Rate Notes	13,882	48,821	20,374	16,700	99,777	2.9
Issued overseas	70,686	395,830	888,137	1,145,344	2,499,997	71.6
Brazil Risk Note Programme	-	10,110	7,942	-	18,052	0.5
Euro CD	61,090	113,590	54,718	-	229,398	6.6
Euro Medium Term Note Programme	3,172	261,436	-	392,178	656,786	18.8
Euronotes	6,424	6,462	377,539	203,630	594,055	17.0
Fixed Rate Notes	-	2,221	447,938	514,084	964,243	27.6
Note Programme	-	2,011	-	35,452	37,463	1.1

TOTAL	105,165	554,664	950,680	1,881,313	3,491,822
% per maturity date	3.0	15.9	27.2	53.9

TOTAL - 3/31/2003	452,591	1,230,424	2,158,388	1,414,808	5,256,211
% per maturity date	8.6	23.4	41.1	26.9

	3/31/2003
	Total	%

FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	153,359	2.8
DEBENTURES	599,389	11.4
LIABILITIES FOR SECURITIES ABROAD	4,503,463	85.8
Trade Related - Issued overseas - Bankers Acceptance	356,154	6.8
Non-Trade Related	4,147,309	79.0
Issued in Brazil	1,348,546	25.7
Commercial Paper	131,011	2.5
Fixed Rate Notes	1,217,535	23.2
Issued overseas	2,798,763	53.3
Brazil Risk Note Programme	63,311	1.2
Euro CD	858,968	16.3
Euro Medium Term Note Programme	326,958	6.2
Euronotes	728,079	13.9
Fixed Rate Notes	775,325	14.8
Note Programme	46,122	0.9

TOTAL	5,256,211
% per maturity date

TOTAL - 3/31/2003
% per maturity date

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	84

e) Borrowings and onlendings

	3/31/2004						3/31/2003

	0-30	31-180	181-365	Over 365	Total	%	Total	%

BORROWINGS	1,254,259	3,673,385	1,850,408	2,294,161	9,072,213	67.2	9,379,221	67.3
Local	113,614	107,301	6,961	9,893	237,769	1.8	434,603	3.1
Foreign (*)	1,140,645	3,566,084	1,843,447	2,284,268	8,834,444	65.4	8,944,618	64.2
ONLENDINGS	134,616	463,962	539,179	3,315,523	4,453,280	32.8	4,552,566	32.7
Local Onlendings - Official Institutions	134,616	463,882	508,721	3,283,385	4,390,604	32.4	4,522,659	32.5
BNDES	69,242	307,025	335,395	2,169,584	2,881,246	21.3	3,159,964	22.7
FINAME	37,817	141,335	160,825	1,044,707	1,384,684	10.2	1,250,986	9.0
Other	27,557	15,522	12,501	69,094	124,674	0.9	111,709	0.8
Foreign	-	80	1	32,138	32,219	0.2	-	-
Interbank	-	-	30,457	-	30,457	0.2	29,907	0.2

TOTAL	1,388,875	4,137,347	2,389,587	5,609,684	13,525,493		13,931,787
% per maturity date	10.2	30.6	17.7	41.5

TOTAL - 3/31/2003	1,344,428	3,677,935	2,113,018	6,796,406	13,931,787
% per maturity date	9.6	26.4	15.2	48.8

(*) Foreign Borrowings are basically represented by investments in commercial exchange operations related to export pre-financings and import financings.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	85

f) Securitization of Payment Orders Abroad

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	3/31/2004
	31-180	181-365	Over 365	Total

Securitization of Prepayment Orders Abroad	117,494	278,557	1,510,313	1,906,364
% per maturity date	6.2	14.6	79.2

At 3/31/2003	859	-	1,341,240	1,342,099
% per maturity date	0.1	-	99.9

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	86

g) Subordinated Debts
Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837of 5/30/2001, are as follows:

	3/31/2004				3/31/2003

	31-180	181-365	Over 365	Total	%	Total	%

CDB (1)	34,076	-	1,680,853	1,714,929	35.3	1,590,542	32.1
Debentures (2)	3,433	-	600,000	603,433	12.4	605,482	12.2
Euronotes (3)	12,300	-	1,380,454	1,392,754	28.7	1,451,542	29.2
Redeemable Preferred Shares (4)	-	244	1,143,289	1,143,533	23.6	1,318,101	26.5

TOTAL	49,809	244	4,804,596	4,854,649		4,965,667
% per maturity date	1.0	0.0	99.0

TOTAL - 3/31/2003	72,861	-	4,892,806	4,965,667
% per maturity date	1.5	-	98.5

(1) Bank Deposit Certificates:
- issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;
- issued on 2/26/2003, as part of acquisition of investment in Itaú-BBA, with nominal value of R$ 673,103, with maturity date on 2/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.
(2) Non-convertible debentures:
- issued on 9/1/2001, with nominal value of R$ 600,000, with maturity date on 9/1/2008, with no projected amoritzation or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.
(3) Euronotes:
- issued on 8/13/2001, in the amount of US$ 100,000 thousand, and on 11/9/2001, in the amount of US$ 80,000 thousand, with maturity date on 8/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
- issued on 8/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 8/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
- issued on 6/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity date on 6/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 6/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.
(4) Redeemable preferred shares:
- issued on 12/31/2002 by Itau Bank, Ltd., as part of the settlement of the investment in Itaú-BBA, with no voting right, in the amount of US$ 393,099 thousand, with maturity in 12.5 years and dividends calculated based on Libor rate plus 1.25% p.a., paid semi-annually.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	87

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS
a) Composition of the Technical Provisions

	3/31/2004	3/31/2003

Insurance	996,894	866,420
Unearned premiums	515,946	460,601
Unsettled claims	326,834	318,371
IBNR	130,785	76,555
Other	23,329	10,893

Life insurance and pension plan	6,365,974	3,031,635
Unearned premiums	161,974	141,033
Unsettled claims	31,682	36,059
IBNR	34,465	33,428
Mathematical reserve - benefits to be granted	5,860,556	2,676,183
Mathematical reserve - benefits granted	48,253	26,431
Financial surplus	134,822	44,882
Financial fluctuation	68,736	61,280
Other	25,486	12,339

Capitalization	957,483	906,297
Mathematical reserve for redemptions	856,276	803,657
Contingencies	87,037	89,792
Profits	14,170	12,848

TOTAL	8,320,351	4,804,352

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	88

b) Technical Provision Guarantees

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION

	3/31/2004	3/31/2003	3/31/2004	3/31/2003	3/31/2004	3/31/2003

Securities and derivative financial instruments	830,578	601,257	6,388,089	3,000,116	996,618	916,099
Credit rights	203,891	154,540	128,087	145,091	-	-
Properties	43,359	46,215	-	-	-	-
TOTAL	1,077,828	802,012	6,516,176	3,145,207	996,618	916,099

	TOTAL
	3/31/2004	3/31/2003

Securities and derivative financial instruments	8,215,285	4,517,472
Credit rights	331,978	299,631
Properties	43,359	46,215
TOTAL	8,590,622	4,863,318

c) Results of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION

	1/1 to 3/31/2004	1/1 to 3/31/2003	1/1 to 3/31/2004	1/1 to 3/31/2003	1/1 to 3/31/2004	1/1 to 3/31/2003

Premiums and contributions	376,710	337,122	798,884	392,666	197,425	162,774
Changes in technical provisions	4,160	(31,565)	(451,607)	(200,421)	(145,293)	(112,667)
Expenses with claims	(249,691)	(195,160)	(24,470)	(28,657)	-	-
Selling expenses	(64,464)	(52,309)	(6,675)	(2,574)	-	-
Expenses with benefits and redemptions	-	-	(253,822)	(112,479)	-	-
Other income and expenses	15,710	16,964	(775)	(31)	-	-
Results of Insurance, Pension Plan and Capitalization Operations	82,425	75,052	61,535	48,504	52,132	50,107

	TOTAL
	1/1 to 3/31/2004	1/1 to 3/31/2003

Premiums and contributions	1,373,019	892,562
Changes in technical provisions	(592,740)	(344,653)
Expenses with claims	(274,161)	(223,817)
Selling expenses	(71,139)	(54,883)
Expenses with benefits and redemptions	(253,822)	(112,479)
Other income and expenses	14,935	16,933
Results of Insurance, Pension Plan and Capitalization Operations	196,092	173,663

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	89

NOTE 11 - OTHER ACCOUNTS
a) Other receivables

	3/31/2004	3/31/2003

Tax credits (1)	3,895,213	3,954,525
Social contribution to be offset (1)	1,336,496	1,369,757
Taxes and contributions to offset	880,171	707,267
Deposits in guarantee	2,277,806	2,269,582
Tax appeals	1,518,947	1,573,357
Labor appeals	480,997	353,443
Civil	92,198	65,597
Overseas	134,131	170,092
Other	51,533	107,093
Accounts receivable in guarantee	113,045	113,045
Other domestic debtors	149,920	161,935
Other foreign debtors	265,508	178,607
Options for tax incentives	48,744	57,218
Recoverable payments	29,336	29,794
Salary advances	36,939	33,593
Receivables from related companies	32,384	33,021
Other	68,127	118,395
Total	9,133,689	9,026,739

(1) Note 12b I.
b) Other sundry liabilities

	3/31/2004	3/31/2003

Provisions for contingent liabilities	1,903,575	1,433,093
Labor liabilities	1,074,512	996,902
Civil lawsuits	595,473	382,082
Other	233,590	54,109
Provision for personnel	280,628	260,033
Provision for sundry payments	519,296	416,160
Liabilities for official agreements and rendering of payment services	72,832	489,055
Sundry creditors - Local	224,885	266,900
Sundry creditors - Foreign	394,060	289,069
Agreement and rendering services AOLA (1)	250,886	-
Liabilities for purchase of assets and rights	77,715	253,862
Related to insurance companies	141,907	117,631
Provision for restructuring BANESTADO and BEG	1,662	51,380
Provision to cover actuarial deficit (2)	27,406	27,674
Amounts payable to related companies	75,306	58,455
Creditors for resources to be released	17,832	17,313
Funds from consortia members	59,924	50,601
Other	5,836	7,732
Total	4,053,750	3,738,958

(1) Note 19.
(2) Note 18c.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	90

c) Banking Services Fees

	1/1 to 3/31/2004	1/1 to 3/31/2003

Funds management fees	327,977	282,086
Income from management of consortium	16,851	648
Current account service fees	288,703	246,924
Credit operations	163,700	132,991
Collection fees	91,686	73,270
Interbank charges (securities, checks and wire)	57,205	49,188
Income from brokerage	19,626	7,323
Income from consultation to Serasa	31,677	26,418
Income from custody services and management of portfolio	9,612	8,690
Collection fees	62,111	45,513
Foreign exchange services	6,786	10,124
Credit cards	243,714	236,010
Annual fees	84,813	83,155
Other services	158,901	152,855
Income from guarantees provided	23,920	29,074
Other services	61,249	63,327
Total	1,404,817	1,211,586

d) Personnel expenses

	1/1 to 3/31/2004	1/1 to 3/31/2003

Remuneration	437,384	385,524
Charges	133,482	115,086
Social benefits	115,738	97,951
Training	8,089	7,603
Subtotal	694,693	606,164
Employee resignation and labor claims	78,686	136,050
Total	773,379	742,214

e) Other administrative expenses

	1/1 to 3/31/2004	1/1 to 3/31/2003

Data processing and telecommunication	269,927	243,826
Depreciation and amortization	133,092	148,315
Facilities	130,996	119,736
Third-party services	191,465	137,740
Financial system service cost	77,750	69,992
Advertising, promotions and publications	56,123	49,229
Transportation	47,385	44,498
Civil proceedings	137,995	57,154
Materials	31,409	40,448
Security	31,197	30,293
Commission expenses - credit cards	48,542	35,880
Legal	17,088	14,265
Travel expenses	8,016	7,975
Other	54,349	55,210
Total	1,235,334	1,054,561

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	91

f) Other operating income

	1/1 to 3/31/2004	1/1 to 3/31/2003

Reversal of operating provisions	14,870	79,897
Recovery of charges and expenses	19,288	8,416
Net exchange variation among assets and liabilities of companies overseas	15,834	-
Other	27,085	41,622
Total	77,077	129,935

g) Other operating expenses

	1/1 to 3/31/2004	1/1 to 3/31/2003

Charges on taxes	38,776	44,906
Provision for contingencies	38,660	14,468
Equity share of subsidiaries and affiliates, not derived from net income	7,612	-
Net exchange variation among assets and liabilities of companies overseas	-	1,002
Other	66,959	101,615
Total	152,007	161,991

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	92

NOTE 12 - TAXES
a) Composition of expenses with taxes and contributions
I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	1/1 to 3/31/2004	1/1 to 3/31/2003

Income before income tax and social contribution	1,402,936	1,881,903
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*) respectively	(476,998)	(639,847)
Increase/Decrease to Income Tax and Social Contribution charges arising from:
Permanent (Inclusions) Exclusions	98,281	54,380
Investments in affiliates	10,311	6,296
Interest on own capital	80,976	110,230
Non-deductible provisions and other	6,994	(62,146)
Temporary Exclusions (Inclusions)	(118,355)	25,608
Allowance for loan losses	5,066	(61,572)
Adjustment to market value of securities for negotiation and derivative financial instruments	(31,952)	148,973
Labor provisions, tax contingencies and other	(91,469)	(61,793)
(Increase) Offset on tax losses/Negative social contribution basis	(11,426)	27,019
Expenses with Income Tax and Social Contribution	(508,498)	(532,840)

Related to Temporary Differences

Increase (Reversal) for the period	83,404	(34,627)
Prior periods Increase (Reversal)	(1,927)	7,162
Total deferred taxes	81,477	(27,465)

II) Composition of tax expenses

	1/1 to 3/31/2004	1/1 to 3/31/2003

Pis and Cofins	(244,676)	(162,766)
Municipal taxes	(51,107)	(44,944)
Tax on Bank Account Outflows	(40,178)	(38,730)
Other	(10,232)	(10,837)
Total (*)	(346,193)	(257,277)

(*) According to Note 4k.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	93

b) Tax Credits
I) The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

	PROVISIONS		TAX CREDITS

	12/31/2003	3/31/2004	12/31/2003	Realization/ Reversal	Set up

Reflected in results			3,805,048	(290,595)	380,554
Related to tax losses and negative basis of social contribution			830,251	(28,657)	7,668
Related to disbursed provisions			1,571,349	(165,478)	175,644
Allowance for loan losses			1,132,878	(115,118)	114,353
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)			46,334	(17,858)	38,167
Allowance for real estate			48,695	(1,046)	2,550
Other			343,442	(31,456)	20,574
Related to non-disbursed provisions (*)	4,683,127	5,037,368	1,403,448	(96,460)	197,242
Related to the Operation	2,935,985	3,237,580	889,441	(96,460)	148,379
Interest on own capital	115,196	223,274	5,167	(5,167)	4,802
Tax contingencies	793,003	864,132	232,443	-	20,344
Labor contingencies	984,768	987,535	307,161	(22,106)	23,083
Civil contingencies	497,283	612,584	155,925	(5,762)	46,081
Other	545,735	550,055	188,745	(63,425)	54,069
Related to provisions in excess in relation to the minimum required not disbursed	1,747,142	1,799,788	514,007	-	48,863
Allowance for loan losses	906,000	1,000,000	289,713	-	48,506
Adjustment to market value of securities and derivative financial instruments	545,000	545,000	185,300	-	-
Tax contingencies	296,142	254,788	38,994	-	357
Reflected in Stockholders’ Equity - Adjustment to Market Value of Securities Available for Sale			527	(321)	-
Total	4,683,127	5,037,368	3,805,575	(290,916)	380,554

Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001.			1,341,278	(4,782)	-

	TAX CREDITS
	3/31/2004	3/31/2003

Reflected in results	3,895,007	3,918,079
Related to tax losses and negative basis of social contribution	809,262	878,257
Related to disbursed provisions	1,581,515	1,705,216
Allowance for loan losses	1,132,113	1,066,859
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)	66,643	105,170
Allowance for real estate	50,199	38,488
Other	332,560	494,699
Related to non-disbursed provisions (*)	1,504,230	1,334,606
Related to the Operation	941,360	834,408
Interest on own capital	4,802	111,599
Tax contingencies	252,787	180,895
Labor contingencies	308,138	279,544
Civil contingencies	196,244	132,476
Other	179,389	129,894
Related to provisions in excess in relation to the minimum required not disbursed	562,870	500,198
Allowance for loan losses	338,219	275,831
Adjustment to market value of securities and derivative financial instruments	185,300	185,300
Tax contingencies	39,351	39,067
Reflected in Stockholders’ Equity - Adjustment to Market Value of Securities Available for Sale	206	36,446
Total	3,895,213	3,954,525

Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001.	1,336,496	1,369,757

(*) From a financial point of view, rather than recording the provisions of R$ 5,037,368 (R$ 4,683,127 at 12/31/2003) and Tax Credits of R$ 1,504,230 (R$ 1,403,448 at 12/31/2003), only the difference should be considered, because the deferred tax assets would only materialize when the liability is disbursed.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	94

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01, existing at March 31, 2004, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

	Tax Credits
Realization Year	Temporary Differences	Tax Loss and Negative Basis	TOTAL	Social Contribution to Offset

2004	1,357,924	113,976	1,471,900	60,093
2005	648,826	271,865	920,691	114,961
2006	343,935	330,375	674,310	126,120
2007	324,970	93,046	418,016	133,842
2008	84,642	-	84,642	148,253
after 2008	325,654	-	325,654	753,227
Total	3,085,951	809,262	3,895,213	1,336,496

Present Value (*)	2,758,304	726,449	3,484,753	1,072,568

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and values.

Net book income is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis should not be used as indications of future net profits.
III) Unrecognized tax credits amount to R$ 233,796 (R$ 115,702 at 3/31/2003).

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	95

c) Taxes and Social Security Contributions
I) The balance of Taxes and Social Security Contributions is represented as follows:

	3/31/2004	3/31/2003

Taxes and contributions on income payable	307,641	396,865
Withholding taxes and contributions payable	298,917	306,001
Provision for deferred income tax and social contribution	656,320	481,834
Provision for tax contingencies	2,139,843	1,660,445

Total	3,402,721	2,845,145

II) Change in Deferred Income Tax and Social Contribution

	12/31/2003	Realization / Reversal	Set up	3/31/2004	3/31/2003

Reflected in income and expense accounts	364,355	(28,459)	30,702	366,598	374,331
Depreciation in excess - Leasing	224,336	-	1,828	226,164	234,574
Taxation on results abroad - Capital Gains	67,614	(1,254)	-	66,360	67,908
Revaluation reserve	9,365	(295)	-	9,070	17,259
Mark-to-market of trading securities and derivative financial instruments (assets and liabilities)	59,584	(26,910)	27,863	60,537	54,542
Other	3,456	-	1,011	4,467	48
Reflected in stockholders’ equity accounts - Mark-to-market of securities available for sale	296,018	(16,249)	9,953	289,722	107,503

Total	660,373	(44,708)	40,655	656,320	481,834

III) Change in Allowance for Tax Contingencies
The allowance for tax contingencies comprises amounts related to tax matters, where Itaú Holding and its subsidiaries have lawsuits against tax authorities; the legality of this collection is being challenged in administrative or judicial courts.

	1/1 to 3/31/2004	1/1 to 3/31/2003

Opening balance	2,000,538	1,551,199
Balance from the acquisition of investment	-	106,801
Change in the period	139,305	2,445
Charges on taxes	26,421	26,072
Net recognition	112,884	43,529
Payments (1)	-	(26,109)
Reversals (2)	-	(41,047)
Closing balance	2,139,843	1,660,445

(1) Payments with benefits of Law 10,637/02.
(2) Reversal of allowance classified in Extraordinary Results.
d) Taxes Paid or Provided For and Withheld from Clients
The table below shows the amount of taxes paid or provided for, basically levied on income, revenues and payroll, and the amount withheld from and paid for clients, directly levied on financial intermediation:

	1/1 to 3/31/2004	1/1 to 3/31/2003

Taxes Paid or provided for	1,072,971	966,020
Taxes withheld from clients	1,267,686	1,256,523

Total	2,340,657	2,222,543

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	96

NOTE 13 - INVESTMENTS
a) Composition of investments

	3/31/2004	3/31/2003

Share of equity in affiliates - Local	123,084	111,150
AGF Brasil Seguros S.A.	123,084	108,126
Other	-	3,024
Share of equity in affiliates - Foreign	703,962	668,018
BPI – SGPS S.A. (BPI)	701,550	662,687
Other	2,412	5,331
Other investments	255,436	192,424
Investments by tax incentives	121,195	72,643
Equity securities	36,689	32,022
Shares and quotas	29,548	26,990
Other	68,004	60,769
Provision for losses	(120,245)	(58,271)
TOTAL	962,237	913,321

b) Composition of the Result of Share of Equity in Affiliates

	01/01 to 3/31/2004	01/01 to 3/31/2003

Share of equity in affiliates – Local	5,859	1,124
Share of equity in affiliates – Foreign	24,466	17,395
Exchange variation in investments	(12,469)	(6,054)
Equity in the results of affiliates	36,935	23,449
Total	30,325	18,519

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	97

NOTE 14 - STOCKHOLDERS’ EQUITY
a) Capital
Capital comprises 116,249,622,464 book entry shares with no par value, of which 61,351,834,948 are common and 54,897,787,516 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.
The table below shows the evolution of representative shares of capital and treasury shares during the period.

	NUMBER
	Common	Preferred	Total

Representative shares of capital at 12/31/2003 and 03/31/2004	61,351,834,948	54,897,787,516	116,249,622,464

Treasury shares at 12/31/2003	555,122,068	1,750,670,745	2,305,792,813
Purchase of shares (*)	107,399,857	73,070,000	180,469,857
Disposals - Stock option plan	-	(323,550,000)	(323,550,000)
Cancellation of shares	-	-	-
Treasury shares at 03/31/2004 (*)	662,521,925	1,500,190,745	2,162,712,670

Outstanding shares at 03/31/2004	60,689,313,023	53,397,596,771	114,086,909,794

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period and the average cost of treasury shares and their market price at 03/31/2004:

Cost/market price (R$ 1/per thousand shares)	Common	Preferred

Purchase in the period
Minimum	246.31	254.96
Weighted average	254.56	260.06
Maximum	266.42	272.78

Balance of treasury shares
Average cost	217.25	165.16
Market price at 03/31/2004	250.00	270.40

b) Dividends
Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.55 per thousand shares to be paid to preferred shares.
The monthly advance of the mandatory minimum dividend, paid as Interest on Own Capital, at the rate of R$ 0.13 per thousand shares was approved as from RCA of 03/24/2003 and uses the position of the last working day of the prior month as calculation basis for payment at the first working day of the following month.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	98

c) Stock Option Plan
ITAÚ HOLDING had established a Stock Option Plan in order to involve its officers in the process to develop the institution at medium and long terms.
Up to March 31, 2004, the options were developed as follows:

			Lots of 1,000 shares
Issuance		Vesting period until	Exercise period until	Exercise price restated as of 03/31/2004 (R$1)	Granted	Exercised	Cancelled	Not Exercised
Nº	Date

1st	5/15/1995	12/31/1997	12/31/2000	63.22	146,000	135,000	11,000	-
	5/15/1995	12/31/1997	12/31/2001	63.22	136,000	136,000	-	-
	7/30/2001	12/31/1997	12/31/2001	63.22	3,000	3,000	-	-
2nd	4/29/1996	12/31/1998	12/31/2001	68.12	105,000	105,000	-	-
	4/29/1996	12/31/1998	12/31/2002	68.12	240,000	230,000	10,000	-
	4/29/1996	12/31/1998	12/31/2003	68.12	252,000	252,000	-	-
3rd	2/17/1997	12/31/2001	12/31/2004	88.45	533,000	501,000	7,000	25,000
	6/22/2001	12/31/2001	12/31/2004	88.45	8,000	8,000	-	-
	7/30/2001	12/31/2001	12/31/2004	88.45	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	88.45	8,500	8,500	-	-
	12/28/2001	12/31/2001	12/31/2004	88.45	500	500	-	-
	2/8/2002	12/31/2001	12/31/2004	88.45	3,000	3,000	-	-
4th	2/9/1998	12/31/2002	12/31/2005	102.42	43,500	43,500	-	-
	2/9/1998	12/31/2002	12/31/2005	102.62	535,000	502,000	8,000	25,000
	6/22/2001	12/31/2002	12/31/2005	102.62	7,000	7,000	-	-
	7/30/2001	12/31/2002	12/31/2005	102.62	3,000	3,000	-	-
	12/28/2001	12/31/2002	12/31/2005	102.62	500	500	-	-
	2/8/2002	12/31/2002	12/31/2005	102.62	3,000	3,000	-	-
5th	2/22/1999	12/31/2003	12/31/2006	120.78	34,000	34,000	-	-
	2/22/1999	12/31/2003	12/31/2006	120.99	464,100	351,000	3,400	109,700
	6/22/2001	12/31/2003	12/31/2006	120.99	7,000	7,000	-	-
	7/30/2001	12/31/2003	12/31/2006	120.99	3,000	3,000	-	-
	10/16/2001	12/31/2003	12/31/2006	120.99	5,000	3,000	-	2,000
	12/28/2001	12/31/2003	12/31/2006	120.99	500	500	-	-
	2/8/2002	12/31/2003	12/31/2006	120.99	4,000	-	-	4,000
	1/7/2004	12/31/2003	12/31/2006	120.99	6,250	6,250	-	-
6th	2/14/2000	12/31/2004	12/31/2007	184.68	533,200	89,600	14,400	429,200
	6/22/2001	12/31/2004	12/31/2007	184.68	7,000	-	-	7,000
	10/16/2001	12/31/2004	12/31/2007	184.68	5,000	-	-	5,000
	12/28/2001	12/31/2004	12/31/2007	184.68	500	-	-	500
	2/8/2002	12/31/2004	12/31/2007	184.68	5,000	-	-	5,000
	1/7/2004	12/31/2004	12/31/2007	184.68	6,250	-	-	6,250
7th	2/19/2001	12/31/2005	12/31/2008	239.36	510,000	9,800	13,800	486,400
	3/10/2003	12/31/2005	12/31/2008	239.36	6,000	-	-	6,000
	1/7/2004	12/31/2005	12/31/2008	239.36	6,250	-	-	6,250
	2/16/2004	12/31/2005	12/31/2008	239.36	7,000	-	-	7,000
	2/19/2001	12/31/2005	12/31/2008	238.20	22,000	-	-	22,000
	10/16/2001	12/31/2005	12/31/2008	238.20	5,000	-	-	5,000
8th	3/4/2002	12/31/2006	12/31/2009	228.26	534,150	18,100	14,950	501,100
	1/7/2004	12/31/2006	12/31/2009	228.26	6,250	-	-	6,250
	3/4/2002	12/31/2006	12/31/2009	226.88	9,000	-	-	9,000
9th	3/10/2003	12/31/2007	12/31/2010	154.57	533,900	28,500	7,900	497,500
	1/7/2004	12/31/2007	12/31/2010	154.57	6,250	-	-	6,250
	3/10/2003	12/31/2007	12/31/2010	154.68	13,500	-	-	13,500
10th	2/16/2004	12/31/2008	12/31/2011	233.62	504,695	-	2,000	502,695

				Total	5,275,795	2,495,750	92,450	2,687,595

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% for more or less - at the option granting date and restated by the IGP-M index, until the month prior to that for exercising the option.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	99

NOTE 15 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.
Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.
The unconsolidated related parties are the following:
•	The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

•	Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ to act in their respective areas of interest, as described in Note 20e and Note 20f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:
•
Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

•	Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

•	Rental of real estates from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	100

NOTE 16 - MARKET VALUE
The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the values that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

	BOOK VALUE		MARKET		Unrealized income (loss) (1) (2)
					Result

	3/31/2004	3/31/2003	3/31/2004	3/31/2003	3/31/2004

Interbank Deposits	8,703,117	5,549,414	8,712,011	5,555,105	8,894
Securities and derivatives	28,801,459	25,992,163	28,801,459	25,992,163
Securities unrealized result					1,512,518
Additional provision (exceeding minimum required)					545,000
Adjustment of securities available for sale					712,421
Adjustment of securities held to maturity					255,097
Loan and leasing operations and other credits	35,767,463	36,589,522	36,166,448	36,530,983	398,985
Investment in BPI	701,550	662,687	1,398,084	932,951	696,534
Time and interbank deposits and funds from acceptance and issuance of securities and borrowings abroad	20,604,600	27,273,201	20,534,088	27,232,618	70,512
Securitization of payment orders abroad	1,906,364	1,342,099	1,797,439	1,211,296	108,925
Subordinated debts	4,854,649	4,965,667	4,736,145	4,542,802	118,504
Treasury shares	387,764	379,488	567,342	507,365	-
Total unrealized					2,914,873

	Unrealized income (loss) (1) (2)
	Result	Stockholders’ equity

	3/31/2003	3/31/2004	3/31/2003

Interbank Deposits	5,691	8,894	5,691
Securities and derivatives
Securities unrealized result	755,996	692,777	494,784
Additional provision (exceeding minimum required)	545,000	545,000	545,000
Adjustment of securities available for sale	261,212	-	-
Adjustment of securities held to maturity	(50,216)	147,777	(50,216)
Loan and leasing operations and other credits	(58,539)	398,985	(58,539)
Investment in BPI	270,264	696,534	270,264
Time and interbank deposits and funds from acceptance and issuance of securities and borrowings abroad	40,583	70,512	40,583
Securitization of payment orders abroad	130,803	108,925	130,803
Subordinated debts	422,865	118,504	422,865
Treasury shares	-	179,578	127,877
Total unrealized	1,567,663	2,274,710	1,434,328

(1) Does not consider the corresponding tax effects.
(2) Includes unrealized gains to minority interest amounting to R$ 335,643 (R$ 158,783 at 03/31/2003) on income and R$ 285,824 (R$110,919 at 3/31/2003) on stockholders’ equity.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	101

To obtain the market values for these financial instruments, the following criteria were adopted:
•
Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil on April 1, 2004 for floating-rate securities.

•
Securities and Derivative Financial Instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN) are recorded at their market value, except for those classified as Held to Maturity. Public Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

•	Other investments and equity shares in foreign subsidiary and affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

•
Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and market interest rates for fixed-rate securities published in the Gazeta Mercantil on April 1, 2004. The effects of hedges (swap contracts) are also taken into account.

•
Securitization of the Payment Orders Abroad, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The post-fixed cash flows are estimated as from the interest curves of the indexation market places.

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	102

NOTE 17 – RECLASSIFICATIONS FOR COMPARISON PURPOSES
Reclassification to the March 31, 2003 balances to preserve the comparison due to regrouping of shares were carried out in the Balance Sheet, of the accounts with characteristics of loan operations, insurance Premium Receivables, Liabilities for Local Borrowings and Onlendings, Credit card operations, Securitization of foreign payment orders and technical provisions for Insurance, Pension plans and Capitalization, and the more adequate classification of the financial income of Leasing operations, revenues and expenses from Insurance, Pension Plans and Capitalization operations, income from Loans Recovery, result of exchange operations and other.

	Prior disclosure	Reclassifications	Reclassified balances

ASSETS
LOAN OPERATIONS
Public sector	969,558	(969,558)	-
Private sector	33,846,086	(33,846,086)	-
(Allowance for loan losses)	(2,882,256)	2,882,256	-
LEASING OPERATIONS
Private sector	941,639	(941,639)	-
(Allowance for loan losses)	(83,261)	83,261	-
LOAN, LEASE AND OTHER CREDITS
Operations characterized of credit assignment	-	39,717,632	39,717,632
(Allowance for loan losses)	-	(3,128,110)	(3,128,110)
OTHER CREDITS
Exchange portfolio	10,361,719	(2,354,618)	8,007,101
Income receivable	992,680	(476,318)	516,362
Insurance premiums receivable	-	476,318	476,318
Negotiation and intermediation of securities	443,812	-	443,812
Sundry	10,632,470	(1,605,731)	9,026,739
(Allowance for other loan losses)	(162,593)	162,593	-
TOTAL ASSETS	113,097,647	-	113,097,647

LIABILITIES
INTERBANK ACCOUNTS
Interbank onlendings	29,907	(29,907)	-
BORROWINGS AND ONLENDINGS
Borrowings	-	9,379,221	9,379,221
Onlendings	-	4,552,566	4,552,566
BORROWINGS	9,379,221	(9,379,221)	-
LOCAL ONLENDING -OFFICIAL INSTITUTIONS	4,522,659	(4,522,659)	-
OTHER LIABILITIES
Negotiation and intermediation of securities	2,213,175	(1,342,099)	871,076
Technical provisions for insurance, pension plans and capitalization	-	-	-
Credit card operations	-	1,664,837	1,664,837
Securitization of foreign payment orders	-	1,342,099	1,342,099
Sundry	5,403,795	(1,664,837)	3,738,958
TOTAL LIABILITIES	113,097,647	-	113,097,647

STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS
Loan operations	1,690,721	(47,215)	1,643,506
Result of Operations with securities	1,687,829	(153,445)	1,534,384
Financial result of operations with insurance, pension plan and capitalization	-	286,618	286,618
Result of foreign exchange operations	215,499	(89,231)	126,268
EXPENSES FROM FINANCIAL OPERATIONS
Money market	(1,261,868)	50,352	(1,211,516)
Financial expenses of technical provisions for pension plan and capitalization	-	(176,429)	(176,429)
Borrowings and onlendings	319,060	115,817	434,877
Allowance for loan losses	(448,550)	448,550	-
FINANCIAL OPERATIONS	2,529,495	435,017	2,964,512
RESULT FROM ALLOWANCE FOR LOAN LOSSES
Expense of allowance for loan losses	-	(448,550)	(448,550)
Income from recovery of credits written-off as losses	-	85,890	85,890
GROSS INCOME FROM FINANCIAL OPERATIONS	2,529,495	72,357	2,601,852
OTHER OPERATING INCOME (EXPENSES)	(610,531)	(71,809)	(682,340)
Banking Service Fees	1,203,390	8,196	1,211,586
Personnel expenses	(733,505)	(8,709)	(742,214)
Other administrative expenses	(1,007,552)	(47,009)	(1,054,561)
Tax expenses	(249,095)	(8,182)	(257,277)
Other operating income	224,144	(94,209)	129,935
Other operating expenses	(240,095)	78,104	(161,991)
OPERATING INCOME	1,918,964	548	1,919,512
NON-OPERATING RESULT	(37,061)	(548)	(37,609)
NET INCOME	714,162	-	714,162

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	103

NOTE 18 – BENEFITS TO EMPLOYEES
Under the terms of CVM Deliberation 371, of 12/13/2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding the benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsors supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees’ Social Security, Savings of BEG - PREBEG. The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE), which also grant death benefits), in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.
As regards the new employees hired after 08/01/2002, they have the option to participate in a defined contribution plan (PGBL), managed by Itaú Previdência e Seguros S.A.
During the period, the contribution paid totaled R$ 6,799 (R$ 6,720 from 01/01 to 03/31/2003). The contribution rate increases based on the beneficiary’s salary.

b) Post-employment benefits

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 4,129 (R$ 1,738 from 01/01 to 03/31/2003). The contribution rate increases based on the beneficiary’s age.

c) Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

	03/31/2004	03/31/2003

Net assets of the plans	7,144,131	5,907,220
Actuarial liabilities	(5,843,615)	(5,094,283)

Surplus (1)	1,300,516	812,937

(1) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net assets were not recognized.
In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 27,406 (R$ 27,674 at 03/31/2003) to cover insufficient actuarial reserves.
d) Change of net assets and actuarial liabilities and surplus

	01/01 to 03/31/2004			01/01 to 03/31/2003
DESCRIPTION
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus

Present value - beginning of the period	6,925,160	(5,731,144)	1,194,016	5,541,053	(4,989,799)	551,254
Expected return from assets/cost of current services + interest	210,096	(188,570)	21,526	167,989	(166,275)	1,714
Benefits paid	(76,099)	76,099	-	(61,791)	61,791	-
Contributions employees/Participants	16,869	-	16,869	15,170	-	15,170
Gains/(losses) in the period(1)	68,105	-	68,105	244,799	-	244,799
Present value - end of the period	7,144,131	(5,843,615)	1,300,516	5,907,220	(5,094,283)	812,937

(1) The gains in assets corresponds to the earnings obtained above the expected return rate of assets assumptions.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	104

e) Main assumptions used in actuarial assessment

History	03/31/2004	03/31/2003

Discount rate (1)	10.24 % p.y.	10.24 % p.y.
Return rate expected for the assets	12.32 % p.y.	12.32 % p.y.
Mortality table	GAM-83	(2)
Turnover (3)	Exp.Itaú 99/01	Exp. Itaú 99/01
Future Salary Growth	7.12 % p.y.	7.12 % p.y.
Growth of the pension fund and social security benefits	4.00 % p.y.	4.00 % p.y.
Inflation	4.00 % p.y.	4.00 % p.y.
Actuarial method	Cred.Unit.Projet.(4)	Cred.Unit.Projet.(4)

(1) Considering the plans managed by FUNBEP and PREBEG, sponsored by BANESTADO and BEG, a discount rate of 11.80% p.y. and 12.32% p.y., respectively, started being used as from December 31, 2002, considering the weighted average return rate expected for the assets of the mentioned plans, including fixed income securities with terms compatible with those of the actuarial obligations.
(2) In March 31, 2003 the Supplementary Retirement Plan, the Benefit Plan 002 and the Life Supplementary Plan, managed by Fundação Itaubanco, and FUNBEP used the AT-49 table, while the Franprev Benefit Plan also managed by Fundação Itaubanco, PREBEG and the Healthcare Plans adopted the GAM-71 table. As of December 31, 2003, to replace these tables, the GAM-83 table started being used.
(3) The turnover assumption is based on the effective participants of ITAÚ, resulting in an average of 2.0% p.y.based on experience 99/01.
(4) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	105

NOTE 19 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.
On June 12, 2000, a strategic alliance with America Online Latin America Inc. (AOLA) was established through a joint venture made by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. Itaú purchased 12% of stockholding interest in the capital of AOLA (representing 31,700,000 class A common shares). Itaú and America Online Brasil Ltd. (AOLB), a subsidiary of AOLA, contracted the rendering of interactive and marketing services by Itaú. The acquisition of shares did not imply a monetary disbursement, since a payment related to the services rendering agreement was received at the time of the subscription, at an equal amount. The transaction is subject to restrictions and goals to be complied with under the contractual term of five years.
In March 2001, a further 4,237,840 class A common shares were acquired due to a capital increase after a joint decision with AOL and with the companies belonging to the Cisneros group.
The amount related to the agreement, received in advance, and previously recorded in our financial statements as offsetting the cost of share purchase, was recorded under other liabilities as of December 31, 2003 (Note 11b).
On March 31, 2004, in order to maintain the net assets related to the strategic alliance at their market value on that date (US$ 1.12 per share), the provision amounted to R$ 581,467.
Considering the amount paid in advance, the excess provision related to the market value is of R$ 250,886.

Base date	US dollar exchange rate	Share market quotation (US$)	Number of thousand shares lot	Unit cost of shares (US$)	Cost of shares portfolio	Established provision	Reducer account	Net assets	Market value of shares	Amounts received in advance (liabilities)

8/15/2000	1.7938	8.0000	31,700	8.000	454,912	-	(454,836)	76	454,912	-
12/29/2000	1.9554	2.6880	31,700	8.000	495,889	-	(438,325)	57,564	166,619	-
12/31/2001	2.3204	4.5500	35,938	6.858	571,886	-	(393,185)	178,701	379,425	-
12/31/2002	3.5333	0.3700	35,938	6.675	847,640	(433,974)	(366,683)	46,983	46,983	-
9/30/2003	2.9234	1.0500	35,938	6.683	702,093	(333,035)	(305,917)	63,141	110,314	-
12/31/2003	2.8892	1.4200	35,938	6.683	693,880	(546,439)	-	147,441	147,441	(267,131)
3/31/2004	2.9086	1.1200	35,938	6.683	698,539	(581,467)	-	117,072	117,072	(250,886)

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	106

NOTE 20 - ADDITIONAL INFORMATION
a) Investment Funds and managed portfolios - ITAÚ HOLDING through its subsidiary companies, manages the following types of investment funds: privatization, fixed income, shares, portfolio shares, open portfolio shares, investment clubs, its customers’ and Group portfolios, domestic and foreign, distributed, as follows:

	Amount		Amount (*)		Number of Funds

	3/31/2004	3/31/2003	3/31/2004	3/31/2003	3/31/2004	3/31/2003

Investment funds	80,138,400	57,987,319	80,138,400	57,987,319	676	711
Fixed income	77,186,686	55,997,803	77,186,686	55,997,803	609	617
Shares	2,951,714	1,989,516	2,951,714	1,989,516	67	94
Managed portfolios	25,362,810	19,843,408	6,280,171	4,864,723	2,688	2,411
Customers	14,251,645	11,252,255	3,515,354	3,541,633	2,636	2,360
Itaú Group	11,111,165	8,591,153	2,764,817	1,323,090	52	51
TOTAL	105,501,210	77,830,727	86,418,571	62,852,042	3,364	3,122

(*) It refers to the distribution after elimination of double countings of managed funds in investment funds.
b) Funds from Consortia

	3/31/2004	3/31/2003

Monthly estimate of installments receivable from participants	29,801	27,535
Group liabilities by installments	1,072,547	958,648
Participants - assets to be delivered	967,060	851,382
Funds available for participants	114,508	95,662

(In numbers)
Number of managed groups	857	967
Number of current participants	119,405	110,363
Number of assets to be delivered to participants	4,704	3,624

c) Insurance policy - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its values and assets at amounts considered sufficient to cover possible claims.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	107

d) Foreign currencies
The balances in Reais linked to foreign currency were:

	3/31/2004	3/31/2003

Permanent foreign investments (*)	7,067,465	7,744,516
Net amount of foreign currency assets and liabilities, including derivatives	(9,674,368)	(5,193,559)
Net foreign exchange position	(2,606,903)	2,550,956

(*) Not considering the participation of the other shareholders of Banco Itaú Europa, the net foreign exchange position would be (R$ 3,330,273), (R$ 1,836,400 on March 31, 2003), in ITAÚ HOLDING CONSOLIDATED.
e) Fundação Itaú Social - ITAÚ is the main sponsor of Fundação Itaú Social, whose objectives are: 1) managing “Itaú Social Program” which aims at coordinating the organization’s role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program” and 3) providing food and other similar benefits to the employees of Itaú and other group companies.
Donations made by the consolidated companies (R$ 1 million in the period) were destined to the foundation’s social investment fund, which totaled R$ 302 million at March 31, 2004, and the income arising thereof should be destined for the foundation’s social purposes.
f) Instituto Itaú Cultural – IIC - ITAÚ is the founding member and supporter of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 2,250 (R$ 3,329 from January 1 to March 31, 2003).
g) Commissions receivable - Full provision has been made for the amount of commissions receivable relating to services rendered to the Social Security Institute (INSS), comprising the period from January 2002 to December 2003, totaling R$ 80,824 (R$ 52,441 corresponding to the period from January to December 2002, as of March 31, 2003). During the period, commissions received totaled R$ 40,225.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	108

NOTE 21 - INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.

	3/31/2004	3/31/2003	3/31/2004	3/31/2003	3/31/2004	3/31/2003	3/31/2004

Assets
Current assets and long-term receivables
Cash and cash equivalents	15,013	33,129	443,115	189,962	54,263	104,331	28,798
Short-term interbank deposits	2,928,776	784,370	-	6,210	4,172,161	3,230,907	845,315
Securities	3,220,505	4,448,367	295,779	370,944	1,723,491	1,466,159	1,576,211
Brazil	1,505,631	867,133	-	-	119,734	10,937	317,926
Federal Government	832,701	601,895	-	-	60,373	-	4,524
Financial institutions	672,930	265,238	-	-	59,361	10,937	313,402
Other	1,714,874	3,581,234	295,779	370,944	1,603,757	1,455,222	1,258,285
Loans, leasing operations and other credits	1,220,953	6,689,322	748,168	379,241	1,833,270	2,794,855	71,238
Prepaid expenses	77,321	96,315	1,886	1,943	3,669	3,215	177
Other assets	363,982	473,282	47,244	102,999	15,641	1,017,029	723
Permanent assets
Investments	594,119	16,931	2,412	4,912	534,734	21,861	17,216
Fixed assets	1,161	1,519	76,350	69,751	10,647	12,077	84
Deferred charges	2,867	2,832	33,460	51,435	1,255	2,246	12
Total	8,424,697	12,546,067	1,648,414	1,177,397	8,349,131	8,652,680	2,539,774

Liabilities
Current and long-term liabilities
Deposits	922,036	2,549,698	1,264,617	740,368	4,548,748	4,192,227	217,582
Demand deposits	21,621	20,664	644,587	265,071	365,475	201,206	33,484
Savings accounts	-	-	207,774	107,177	-	-	-
Interbank deposits	258,624	110,203	26,007	21,772	400,217	426,637	17,651
Time deposits	641,791	2,418,831	386,249	346,348	3,783,056	3,564,384	166,447
Money market	235,595	353,138	-	-	406,383	694,715	25,991
Funds from acceptance and issuance of securities	628,961	1,172,085	-	-	964,244	775,325	-
Borrowings	1,273,481	3,753,910	29,725	34,240	755,721	775,993	60,471
Derivative financial instruments	52,922	54,193	-	-	54,035	31,642	15,528
Other liabilities	3,296,472	2,741,407	89,598	59,462	212,012	1,273,942	1,191,438
Deferred income	10,082	14,006	-	-	1,216	792	676
Minority interest in subsidiaries	-	-	-	-	118	1	-
Stockholders’ equity
Capital and reserves	1,967,235	1,815,678	280,312	353,653	1,382,290	895,235	1,000,912
Result for the period	37,913	91,952	(15,838)	(10,326)	24,364	12,808	27,176
Total	8,424,697	12,546,067	1,648,414	1,177,397	8,349,131	8,652,680	2,539,774

	Itau Bank, Ltd.	IFE - Banco Bemge (Uruguay) S.A. and Banco Del Paraná S.A.		Non-financial (3)		Banco Itaú-BBA S.A. subsidiaries (4)

	3/31/2003	3/31/2004	3/31/2003	3/31/2004	3/31/2003	3/31/2004	3/31/2003

Assets
Current assets and long-term receivables
Cash and cash equivalents	134,974	4,115	5,696	29,276	38,597	45,800	18,770
Short-term interbank deposits	615,174	16,969	28,376	92,814	105,404	2,468,119	2,193,649
Securities	1,079,453	-	-	718,092	18,732	4,161,804	2,993,380
Brazil	18,871	-	-	256	4,482	3,711,090	650,662
Federal Government	361	-	-	256	4,482	779,085	-
Financial institutions	18,510	-	-	-	-	2,932,005	650,662
Other	1,060,582	-	-	717,836	14,250	450,714	2,342,718
Loans, leasing operations and other credits	894,018	-	1,093	-	-	3,773,579	1,675,266
Prepaid expenses	1,400	-	-	40	148	12,710	15,002
Other assets	103,031	1,649	19,534	682,359	744,703	436,012	313,156
Permanent assets
Investments	1,429,909	-	662	2,826,287	4,392,742	28,318	32,122
Fixed assets	138	237	693	1,124	798	206	225
Deferred charges	27	-	96	780	1,879	11	97
Total	4,258,124	22,970	56,150	4,350,772	5,303,003	10,926,559	7,241,667

Liabilities
Current and long-term liabilities
Deposits	256,548	551	17,784	2	-	3,143,607	1,549,235
Demand deposits	26,444	436	6,623	-	-	161,997	621,661
Savings accounts	-	-	2,259	-	-	-	-
Interbank deposits	36,693	-	-	2	-	-	-
Time deposits	193,411	115	8,902	-	-	2,981,610	927,574
Money market	28,735	-	-	-	-	-	-
Funds from acceptance and issuance of securities	10,960	-	-	-	-	1,022,100	1,253,637
Borrowings	-	-	-	191,303	163,195	4,442,724	1,914,231
Derivative financial instruments	46,949	-	-	-	-	209,607	414,289
Other liabilities	1,318,282	3,541	4,171	75,059	84,895	367,521	687,728
Deferred income	828	-	-	481	493	7,708	13,602
Minority interest in subsidiaries	-	-	-	287	297	-	-
Stockholders’ equity
Capital and reserves	2,503,230	19,285	38,036	4,018,354	4,918,422	1,746,058	1,355,783
Result for the period	92,592	(407)	(3,841)	65,286	135,701	(12,766)	53,162
Total	4,258,124	22,970	56,150	4,350,772	5,303,003	10,926,559	7,241,667

	Consolidated abroad (5)

	3/31/2004	3/31/2003

Assets
Current assets and long-term receivables
Cash and cash equivalents	607,298	502,638
Short-term interbank deposits	7,354,491	6,290,324
Securities	11,347,708	10,082,495
Brazil	5,654,638	1,564,132
Federal Government	1,676,940	606,739
Financial institutions	3,977,698	957,393
Other	5,693,070	8,518,363
Loans, leasing operations and other credits	7,473,821	12,297,331
Prepaid expenses	95,808	118,066
Other assets	1,535,742	2,771,190
Permanent assets
Investments	707,717	1,541,966
Fixed assets	90,434	86,084
Deferred charges	38,777	59,140
Total	29,251,796	33,749,234

Liabilities
Current and long-term liabilities
Deposits	6,777,115	8,587,888
Demand deposits	1,189,021	1,107,584
Savings accounts	207,774	109,436
Interbank deposits	487,005	547,228
Time deposits	4,893,315	6,823,640
Money market	667,969	1,075,996
Funds from acceptance and issuance of securities	2,515,052	3,154,917
Borrowings	6,580,207	6,499,561
Derivative financial instruments	306,638	534,642
Other liabilities	5,166,566	5,962,233
Deferred income	20,163	29,721
Minority interest in subsidiaries	150,621	159,760
Stockholders’ equity
Capital and reserves	6,997,056	7,431,865
Result for the period	70,409	312,651
Total	29,251,796	33,749,234

(1) Banco Itaú S.A. - Grand Cayman and New York.
(2) Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A. and BIEL Fund Management Company S.A.
(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Inversora del Buen Ayre S.A. Sociedad Gerente de Fondos Comunes de Inversion, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda., BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc., Jasper Internacional Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financeiros S.A. and, only at March 31, 2004, Albarus S.A., Amethyst Holding Ltd., Garnet Corporation and Zircon Corporation.
(4) BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Mundostar S.A., BBA Representaciones S.A., Karen International Ltd., Nevada Woods S.A. and, only at March 31, 2004, AKBAR - Marketing e Serviços, Lda., BBA Overseas Ltd. and BBA Icatu Securities, INC.
(5) Information on consolidated abroad presented net of eliminations on consolidation.

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	109

NOTE 22 - STATEMENT OF CASH FLOW
We present below the Statement of Cash Flow elaborated by the Indirect Method :

	1/01 to 3/31/2004	1/01 to 3/31/2003

Adjusted net income	2,153,374	1,656,399
Net income	876,152	714,162
Adjustment to net income:	1,277,222	942,237
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	122,351	(476,498)
Allowance for loan losses	362,996	448,550
Results from operations with subordinated debt	151,030	2,661
Results from operations with foreign payment order securitization	24,189	(64,509)
Change in technical provision for insurance, pension plan and capitalization	592,740	344,653
Deferred taxes	(81,477)	27,465
(Income) deficit on disposal of assets	(4,043)	(21,369)
Equity in the results and extraordinary result of subsidiaries and associated companies	(35,169)	(18,519)
Exchange variation of permanent asset and assets not for own use	(3,874)	(8,128)
Amortization of goodwill	-	557,463
Provision for losses	8,152	3,117
Depreciation and amortization	133,092	149,784
Minority interest result	7,235	(2,433)
Changes in assets and liabilities	(7,152,780)	(219,047)
(Increase) Decrease in short-term interbank investments	(4,316,589)	1,840,698
(Increase) Decrease in securities and derivative financial instruments	(535,321)	(899,611)
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	79,711	1,155,412
(Increase) Decrease in interbank and intebranch accounts	65,207	14,038
(Increase) Decrease in loan, lease and other credit operations	(634,835)	(1,790,942)
(Increase) Decrease in other credits and assets	(171,398)	73,066
(Increase) Decrease in foreign exchange portfolio	(3,262,124)	(1,577,536)
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	38,494	56,833
(Decrease) Increase in other liabilities	502,009	880,022
(Decrease) Increase in deferred income	11,424	28,973
OPERATING ACTIVITIES - Net cash provided by (invested)	(4,999,406)	1,437,352

Sale of assets not for own use	22,878	87,006
Sale of investment	2,891	4,543
Sale of fixed assets for use	5,736	5,748
Decrease in deferred charges	7,704	209
Purchase of assets not for own use	(25,878)	(70,949)
Purchase of investment	(11,769)	(7,236)
Goodwill in the acquisition of investments	-	(523,094)
Purchase of fixed assets for use	(117,773)	(96,711)
Deferred charges	(16,818)	(36,599)
Change in participation of minority interest	1,660	(5,449)
Investment activities - net cash provided by (invested)	(131,369)	(642,532)

Increase (Decrease) in deposits	(2,091,755)	(1,005,666)
Increase (Decrease) in deposits received under securities repurchase agreements	4,463,345	(458,407)
Increase (Decrease) in funds for issuance of securities	(266,805)	701,308
Increase (Decrease) in liabilities by borrowings and onlendings	557,327	(669,159)
(Increase) Decrease in foreign exchange portfolio	3,087,788	1,385,723
Increase (Decrease) in credit card operations	(377,937)	(368,384)
Increase (Decrease) in securitization of foreign payment orders	(92,765)	(16,766)
Increase (Decrease) in liabilities for subordinated debts	(109,952)	(622,035)
Granting for share options	50,814	-
Share subscription	-	522,221
Purchase of treasury shares	(46,343)	(117,583)
Interest on own capital and/or provisioned	(239,286)	(310,488)
Financing activities - net cash provided by (invested)	4,934,431	(959,236)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	(196,344)	(164,416)

At the beginning of the period	2,156,958	1,894,256
At the end of the period	1,960,614	1,729,840
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	(196,344)	(164,416)

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	110

Report of Independent Accountants
on Limited Reviews
To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. We have carried out limited reviews of the accounting information included in the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) for the quarters ended March 31, 2004 and 2003, consisting of the consolidated balance sheets and the corresponding consolidated statements of income. This information is the responsibility of the Bank’s management. The limited reviews of quarterly information of certain subsidiaries, evaluated on the equity method, were carried out by other independent accountants, and our report on the limited review, regarding the value of these investments in the amount of R$ 3,112,016 thousand, consolidated assets in the amount of R$ 18,388,740 thousand and the net income obtained by them in the quarter ended March 31, 2003, in the amount of R$ 130,703 thousand, is exclusively based on the reports of these other independent accountants.
2. Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú Holding Financeira S.A. and subsidiaries.
3. Based on our limited reviews and on the report of other independent accountants, as mentioned in paragraph 1 above, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the CVM regulations.
São Paulo, April 30, 2004.
PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5
Ricardo Baldin
Accountant CRC 1SP110374/O-0
Emerson Laerte da Silva
Accountant CRC 1SP171089/O-3

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	111

Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23     Listed Company     NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., after examining the financial statements for the first quarter of 2004, have verified the correctness of all elements presented which fairly reflect the stockholders’ equity, financial position and the activities in the period, recommending that they be approved by the Company’s Administrative Council.

São Paulo-SP, May 3, 2004.

GUSTAVO JORGE LABOISSIERE LOYOLA

ALBERTO SOZIN FURUGUEM

IRAN SIQUEIRA LIMA

Banco Itaú Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2004	112